UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Second quarter 2022 earnings release of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
2.	Second quarter 2022 earnings presentation of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: July 29, 2022

Item 1

TABLE OF CONTENTS

I.Key Highlights for the Quarter	2
II. CEO Message	3
III. Summary of 2Q22 Consolidated Results	3
IV. Analysis of 2Q22 Consolidated Results	11
V.Relevant Events, Transactions and Activities	26
VI.Credit Ratings	28
VII.2Q22 Earnings Call Dial-In Information	30
VIII.Analyst Coverage	30
IX.Definition of Ratios	30
X.Consolidated Financial Statements	33
XI.Notes to Consolidated Financial Statements	45
Earnings Release | 2Q.2022
Banco Santander México
1

I.Key Highlights for the Quarter

Banco Santander México Reports Second Quarter 2022 Net Income of Ps.6,900 Million

-	Robust YoY total loan portfolio growth, outpacing market performance, highlighting solid performance in individual loans. While loan volumes in the commercial portfolio were driven by strong pick-up in middle-market and corporate loans, meanwhile SME loans, remained soft.
-	Total deposits continued growing at a solid pace while the Bank carefully manages funding costs by improving funding mix by favoring individual deposits. As a result of this estrategy, contribution of individuals in total deposits represented 37.2%, compared with 24.2% in 2016.
-	Net income increased 46.4% YoY in 2Q22, mainly due to the strong performance in core business income, along with lower provisions for loan losses.

Mexico City – July 28th, 2022, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (NYSE: BSMX; BMV: BSMX), (“Banco Santander México” or “the Bank”), today announced financial results for the three-month and six-month periods ending June 30th, 2022.

Banco Santander México reported net income of Ps.6,900 million in 2Q22, representing increases of 46.4% YoY and 35.0% QoQ. On a cumulative basis, net income for the first half of the year, reached Ps.12,011 million, representing a 50.3% YoY increase.

HIGHLIGHTS
Results (Million pesos)	2Q22	1Q22	2Q21	%QoQ	%YoY	6M22	6M21	%YoY
Net interest income	17,277	16,416	15,770	5.2	9.6	33,693	31,355	7.5
Fee and commission, net	5,279	4,876	4,873	8.3	8.3	10,155	9,775	3.9
Core revenues	22,556	21,292	20,643	5.9	9.3	43,848	41,130	6.6
Provisions for loan losses	2,856	3,874	5,068	(26.3)	(43.6)	6,730	12,143	(44.6)
Administrative and promotional expenses	10,128	9,475	9,955	6.9	1.7	19,603	19,849	(1.2)
Net income	6,900	5,111	4,713	35.0	46.4	12,011	7,992	50.3
Net income per share[1]	1.02	0.75	0.70	35.0	46.4	1.77	1.18	50.3

Balance Sheet Data (Million pesos)	Jun-22	Mar-22	Jun-21	%QoQ	%YoY	Jun-22	Jun-21	%YoY
Total assets	1,773,275	1,734,268	1,634,384	2.2	8.5	1,773,275	1,634,384	8.5
Total loans	783,466	770,440	710,323	1.7	10.3	783,466	710,323	10.3
Deposits	791,610	787,057	766,663	0.6	3.3	791,610	766,663	3.3
Shareholders´ equity	160,175	166,102	159,941	(3.6)	0.1	160,175	159,941	0.1

Key Ratios (%)	2Q22	1Q22	2Q21	bps QoQ	bps YoY	6M22	6M21	bps YoY
Net interest margin	4.70	4.59	4.52	11	18	4.65	4.47	18
Net loans to deposits ratio	96.17	94.99	89.50	118	667	96.17	89.50	667
ROAE	16.93	12.32	11.83	461	510	14.73	10.03	470
ROAA	1.62	1.21	1.08	41	54	1.41	0.92	49
Efficiency ratio	46.65	47.28	47.59	(63)	(94)	46.95	47.10	(15)
Capital ratio	19.28	20.21	18.91	(93)	37	19.28	18.91	37
NPLs ratio	2.56	2.79	2.87	(23)	—	2.56	2.87	—
Cost of Risk	2.06	2.41	2.75	(35)	(69)	2.06	2.75	(69)
Coverage ratio	121.19	114.63	118.39	656	—	121.19	118.39	—

Operating Data	Jun-22	Mar-22	Jun-21	%QoQ	%YoY	Jun-22	Jun-21	%YoY
Branches	1,037	1,036	1,039	0.1	(0.2)	1,037	1,039	(0.2)
Branches and offices[2]	1,347	1,345	1,352	0.1	(0.4)	1,347	1,352	(0.4)
ATMs	9,591	9,522	9,534	0.7	0.6	9,591	9,534	0.6
Customers	20,458,686	20,127,593	19,329,965	1.6	5.8	20,458,686	19,329,965	5.8
Employees	25,627	25,342	23,512	1.1	9.0	25,627	23,512	9.0
1)	Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.
2)	Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.
Earnings Release | 2Q.2022
Banco Santander México
2

II. CEO Message

Héctor Grisi, Executive President and CEO of Grupo Financiero Santander México, commented: “Following my recent appointment as global CEO, and with the goal of making a smooth transition that enables us to advance the strategies that we have been successfully implementing in recent years, the Board of Directors recently appointed Felipe García Ascencio as the new CEO of Banco Santander Mexico. At the same time, we announced the strengthening of the Bank's internal organization, with the creation of two new Vice Presidencies, Retail and Commercial, headed by Fernando Quesada, and Administration and Finance, headed by Didier Mena. Under Felipe’s new leadership, which combines extensive experience in strategic businesses and a distinguished track record, these appointments will enable us to continue effectively executing our many growth initiatives under a customer-focused strategy and to further consolidate Mexico's participation as a strategic business of the Santander Group.

With regard to our most recent financial results, 2Q22 was the best quarter in the Bank's history. We delivered a net profit of Ps.6,900 million pesos, 46.4% higher than 2Q21 and 29% higher than 2019’s average profit. In other words, we have already exceeded the profit levels we had achieved before the pandemic.

During the quarter, we maintained very strong momentum in our core businesses, gaining market share in both individual and commercial loans, together with strong origination rates. Further, we are now operating in a healthier economic and market environment, as reflected in our solid growth in consumer products, helping us expand our loan portfolio without compromising asset quality.

Total loans grew 10.3% YoY, with strong performance across our portfolio. In individual loans, we continue growing faster than the market, supported by sustained market share gains in mortgages, auto loans and credit cards. The renewed growth in our credit card business was due to the continued market acceptance and solid performance of our innovative and newest credit card, LikeU. Additionally, we are now the number-three player in auto loans, reaching 14.2% market share and converging toward our share in loans to individuals, which was 14.9% as of May. Our strength in this segment is thanks to our attractive commercial offering and the various alliances we have with leading global automakers.

We also continued to expand our deposit base at a solid pace while carefully managing funding costs by further improving our deposit mix. It is also worth noting that the contribution of individuals has increased considerably in both term and demand deposits. To put our progress in perspective, deposits from individuals today account for 37% of total deposits, up from only 24% in 1Q16. This shift has reduced the gap in funding costs versus our main competitors.

Although our risk appetite has increased in certain business lines, we remain focused on asset quality and therefore our loan portfolio remains healthy. Thanks to exceptional risk management, our NPL ratio fell 23 bps YoY, while our cost of risk decreased 69 bps to 2.06% in 2Q22, the lowest level in the Bank’s history. Also noteworthy were our second quarter provisions, which were at their lowest level since the first quarter of 2013, when the loan portfolio was 55% smaller.

Our profitability was also strong, with ROE reaching its highest level during the past twelve quarters, thanks to the strategies we have been implementing to increase loan volumes, mainly in the retail portfolio, and to normalize provisions as well as achieve more normalized capital levels. Looking ahead, we expect profitability to continue rising.

In summary, although domestic and global economic conditions are expected to remain challenging, we will continue advancing our strategic priorities, strengthening our market position and maintaining our profitable growth trajectory, while developing and implementing new growth initiatives. Throughout, we will remain focused on building a stronger franchise and our goal of becoming a customer-centric organization, never losing sight of our ambition to be the bank known for superior customer experience in Mexico.”

III. Summary of 2Q22 Consolidated Results

In accordance with the General Procedures applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito), effective as of January 1, 2022, new local accounting standards based on IFRS-9 entered into effect, approaching the convergence to IFRS international standards. Therefore, the Bank's financial statements for the first and second quarter of 2022 and their summaries are not comparable with the financial statements for the first, second, third and fourth quarter of 2021. The financial statements for those quarters and their summaries are presented jointly, only for illustrative purposes.

Earnings Release | 2Q.2022
Banco Santander México
3

Loan portfolio

Banco Santander México’s total loan portfolio, as of June 2022, increased 10.3% YoY, or Ps.73,143 million, to Ps.783,466 million, and 1.7%, or Ps.13,026 million, on a sequential basis.

During the quarter, total loan portfolio growth continued to outpace YoY market performance, highlighting solid performance in credit card and consumer loans; boosted by auto and payroll loan growth. Mortgage loans continued gaining market share organically. While loan volumes in the commercial portfolio were driven by a double-digit pick-up in middle-market loans and a high single-digit in corporate loans, meanwhile SME loans, remained affected by current weak economic conditions and low credit demand. However, it is worth mentioning that this is the lowest contraction of the past nine quarters.

Deposits

Deposits, which represent 82.7% of Banco Santander México’s total funding1, increased 3.3% YoY in June 2022. In turn, demand deposits increased 1.4% YoY, while time deposits increased 7.9% YoY, mainly due to the higher interest rate environment. On a sequential basis, demand deposits decreased 3.1%, while time deposits increased 10.5%. It is worth noting that demand deposits from individuals increased 8.6% YoY, supported by the Bank’s promotional campaigns. The Bank continued working to further reduce its funding costs, as make additional headway toward improving deposit mix, that prioritizes individual deposits and foregoing certain expensive corporate deposits.

In June 2022, demand deposits from individuals represented 36.1% of total demand deposits, compared with 33.8% in June 2021. Time deposits from individuals represented 39.6% of total time deposits, compared with 40.9% a year ago. Total deposits from individuals represented 37.2% of total deposits, compared with 35.8% in June 2021, best mix versus previous second quarters.

The loans-to-deposits ratio stood at 96.17% in June 2022, which compares to 89.50% in June 2021, and 94.99% in March 2022, maintaining a sound funding position.

1 Total funding includes: deposits, credit instruments issued, bank and other loans and subordinated credit notes.

Earnings Release | 2Q.2022
Banco Santander México
4

Net income

Banco Santander México reported 2Q22 net income of Ps.6,900 million, representing increases of 46.4% YoY, and 35.0% sequentially. The YoY increase was mainly due to the strong performance in NII, fees and marlet related income, along with lower provisions for loan losses. On a cumulative basis, net income for 6M22 reached Ps.12,011 million, representing a 50.3% YoY increase.

Consolidated statement of comprehensive income
Million pesos				% Variation				% Variation
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	22/21
Net interest income	17,277	16,416	15,770	5.2	9.6	33,693	31,355	7.5
Provisions for loan losses	(2,856)	(3,874)	(5,068)	(26.3)	(43.6)	(6,730)	(12,143)	(44.6)
Net interest income after provisions for loan losses	14,421	12,542	10,702	15.0	34.8	26,963	19,212	40.3
Commission and fee income, net	5,279	4,876	4,873	8.3	8.3	10,155	9,775	3.9
Net gain (loss) on financial assets and liabilities	1,063	1,039	817	2.3	30.1	2,102	2,215	(5.1)
Other operating income	(1,909)	(2,291)	(542)	(16.7)	—	(4,200)	(1,206)	—
Administrative and promotional expenses	(10,128)	(9,475)	(9,955)	6.9	1.7	(19,603)	(19,849)	(1.2)
Operating income	8,726	6,691	5,895	30.4	48.0	15,417	10,147	51.9
Equity in results of associated companies	217	107	50	102.8	—	324	127	—
Operating income before income taxes	8,943	6,798	5,945	31.6	50.4	15,741	10,274	53.2
Income taxes (net)	(2,043)	(1,687)	(1,232)	21.1	65.8	(3,730)	(2,282)	63.5
Net income	6,900	5,111	4,713	35.0	46.4	12,011	7,992	50.3
Effective tax rate (%)	22.84	24.82	20.72			23.70	22.21

Other comprehensive income	(3,666)	(3,127)	-	17.2	-	(6,793)	-	-
Valuation of financial instruments to collect or sell	(3,149)	(3,028)	-	4.0	-	(6,177)	-	-
Valuation of derivatives financial instruments for cash flow hedges	(401)	(85)	-	—	-	(486)	-	-
Remeasurement of defined benefit obligation	(116)	(14)	-	—	-	(130)	-	-

Participation in ORI of other entities	-	-	-	-	-	-	-	-

Integral result	3,234	1,984	-	63.0	-	5,218	-	-

Net result attributable to:	6,900	5,111	-	35.0	-	12,011	-	-
controlling interest	6,900	5,111	-	35.0	-	12,011	-	-
Non-controlling interest	-	-	-	-	-	-	-	-

Comprehensive income attributable to:	3,234	1,984	-	63.0	-	5,218	-	-
Non-controlling interest	3,234	1,984	-	63.0	-	5,218	-	-
Comprehensive income attributable to:	-	-	-	-	-	-	-	-

Basic earnings per common share	1.02	0.75	-	36.0	-	1.77	-	-
Earnings Release | 2Q.2022
Banco Santander México
5

2Q22 vs 2Q21

The 46.4% year-on-year increase in net income was principally driven by:

i)	A 43.6%, or Ps.2,212 million, decrease in provisions for loan losses, due to a higher base in 2Q21, as the Bank booked additional loan loss provisions to certain customers and faced higher write-offs, coupled with better-than-expected performance in the retail portfolio during 2Q22;
ii)	A 9.6%, or Ps.1,507 million, increase in net interest income, mainly driven by both higher retail volumes in loans and deposits, as well as higher interest rates;
iii)	A 8.3%, or Ps.406 million, increase in net commissions and fees, mainly due to increases in debit and credit card fees and insurance fees;
iv)	A 30.1%, or Ps.246 million, increase in net gains on financial assets and liabilities; and
v)	A Ps.167 million, increase in the results of associated companies due to the recognition of GetNet Mexico investment.

The increase in net income was partially offset by:

i)	A Ps.1,367 million, increase in other operating expenses, mainly due to the reclassification of contributions to IPAB from administrative and promotional expenses and an increase in other operating expenses;
ii)	A 65.8%, or Ps.811 million, increase in income taxes, which resulted in a 22.84% effective tax rate for the quarter, compared to 20.72% in 2Q21; and
iii)	A 1.7%, or Ps.173 million, increase in administrative and promotional expenses, mainly due to increases in personnel expenses, other expenses, technology services expenses, depreciation and amortization, professional fees and promotional and advertising expenses, partly offset by the reclassification of contributions to IPAB to other operating income (expenses) and a decrease in leasehold expenses.

6M22 vs 6M21

The 50.3% year-on-year increase in net income was principally driven by:

i.	A 44.6%, or Ps.5,413 million, decrease in provisions for loan losses, due to a higher base in 6M21, as the Bank booked additional loan loss provisions to certain customers and faced higher write-offs, coupled with better-than-expected performance in the retail portfolio during first half of 2022;
ii.	A 7.5%, or Ps.2,338 million, increase in net interest income, mainly driven by both higher retail volumes in loans and deposits, as well as higher interest rates;
iii.	A 3.9%, or Ps.380 million, increase in net commissions and fees, mainly due to an increase in insurance fees;
iv.	A 1.2%, or Ps.246 million, decrease in administrative and promotional expenses, mainly due to the reclassification of contributions to IPAB to other operating income (expenses) and lower leasehold expenses, partly offset by an increase in personnel expenses, professional fees, depreciation and amortization, other expenses, advertising expenses, technology services expenses and taxes and duties; and
v.	A Ps.197 million, increase in the results of associated companies due to the recognition of GetNet Mexico investment.

The increase in net income was partially offset by:

Earnings Release | 2Q.2022
Banco Santander México
6

i.	A Ps.2,994 million, increase in other operating expenses, mainly due to the reclassification of contributions to IPAB from administrative and promotional expenses, and an increase in other operating expenses;
ii.	A 63.5%, or Ps.1,448 million, increase in income taxes, which resulted in a 23.70% effective tax rate in 6M22, compared to 22.21% in 6M21; and
iii.	A 5.1%, or Ps.113 million, decrease in net gains on financial assets and liabilities, mainly driven by a higher base in 6M21, due to the sale of certain securities.

Gross operating income

Banco Santander México’s gross operating income for 2Q22 totaled Ps.23,619 million, representing increases of 10.1% YoY, or Ps.2,159 million, and 5.8% QoQ, or Ps.1,288 million. The YoY increase was mainly due to the growth in net interest income, driven by the performance of the Bank’s individual loans and deposits, interest rate increases, good performance in fees and a solid market related income. Gross operating income for 6M22 amounted Ps.45,950 million, increasing 6.0% YoY, or Ps.2,605 million.

Gross operating income is broken down as follows.

Breakdown gross operating Income (%)
				Variation (bps)				Variation (bps)
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Net Interest Income	73.15	73.51	73.49	(36)	(34)	73.33	72.34	99
Net Commissions and Fees	22.35	21.84	22.71	51	(36)	22.10	22.55	(45)
Market related revenue	4.50	4.65	3.80	(15)	70	4.57	5.11	(54)
Gross Operating Income*	100.00	100.00	100.00			100.00	100.00	100.00

*Does not include other income

Return on average equity (ROAE)

ROAE for 2Q22 increased 510 basis points to 16.93%, from 11.83% reported in 2Q21 and increased 461 basis points from 12.32% in 1Q22. For 6M22, ROAE stood at 14.73%, 470 basis points higher than the 10.03% reported in 6M21. The ROAE showed strong performance, being the highest in the last twelve quarters, benefiting from the strategies implemented to raise loan volumes, mainly in the individual portfolio, and from normalized provisions and more normalized capital levels.

Earnings Release | 2Q.2022
Banco Santander México
7

Strategic initiatives and commercial actions

Banco Santander Mexico is one of the leading financial groups in the country with a longstanding commitment to innovation, technology services, and continued development. The Bank is continuously investing for the future on behalf of its clients, as well as innovating ahead of clients’ evolving needs. The Bank keeps strengthening and positioning itself as a market leader in value-added products and services by developing proper product offering and servicing models for mass-market clients and simplifying processes and operations in order to transform the service model. Banco Santander Mexico will continue working on its digital transformation by reinforcing digital communication with the aim of expanding digital customers and channels, while strengthening client loyalty, keeping intact its ambition to become the bank providing the best customer experience in Mexico.

The most relevant aspects of the second quarter are highlighted below:

➢	The Bank’s strategic priorities are complemented by a new breadth of products and services, which will allow it to cater to its customers more comprehensively.
▪	The “LikeU” credit card is having excellent market acceptance. Since its launch in early September, the Bank has issued +635 thousand LikeU cards with +95% of active cards. Currently, 12% of total billing comes from LikeU. In addition, the Bank will be launching this credit card in the open market by the second half of the year enabling it to keep growing steadily and organically in this business line.
▪	In June, The Bank launched an expansion strategy for POS terminals, which includes innovative products, simplified offer, and two POS contests: “Plan TPV 2022”, valid from May to December; and “Nos Vamos al Mundial”, effective from June to September. With this new strategy, the Bank expects to improve the monthly placement performance of its POS terminals.
▪	Starting in May, throughout the joint effort of GetNet, the contactless payment platform of Santander Mexico, together with Mastercard and American Express, users of Line 4 of Mexico’s City Metrobus can pay with debit and credit cards, electronic wallets, Codi, and smart devices, to directly access the stations and the Metrobus units without the need of cash. With this innovation, the Bank reinforces its commitment to facilitate safe, simple, intelligent, and accessible payment schemes that help the flow in stations and promote Financial Inclusion.
Earnings Release | 2Q.2022
Banco Santander México
8

▪	At the beginning of May, the Bank announced, "Tu Sueldo Extra Santander”, two weekly raffles for an extra monthly salary of MXN $25,000 for one year, for individual customers who use the digital channels and receive their payroll in Santander or have active portability within the Bank. The objective of this campaign is to ensure loyalty and strengthen the attraction of customers and new money.
▪	Since May, the alliance between Aquanima and Globality will allow Santander Mexico users to have access to the market’s first procurement platform based on artificial intelligence, connecting customers with the best providers in different categories such as consulting, legal, human resources, marketing and technology, offering a completely new experience for the user, more agile, simple and according to their needs, by studying their behaviors and helping them define their necessities in detail.
▪	This quarter, Santander increased its market share in auto loans by 26 bps vs 1Q22 to +14.2% (as of May) consolidating as the #3 player in the market. All this, is thanks to the alliances that the Bank has with Honda, Mazda, Tesla, and Suzuki, together with Super Auto Santander, a platform that integrates the commercial and insurance offering in one place.
▪	In April, the Bank announced that through its new mortgage “Hipoteca Integral”, it will recognize for the first time the total income of families with fixed and variable income. In addition, Hipoteca Integral offers an interest rate of 11.5% and damage insurance for the total value of the property, as well as unemployment insurance for up to 9 months. With the launch of this new and attractive offer, the Bank will keep gaining market share in this business as it is now, reaching a segment of the population that was underserved.
▪	The consolidation of the Hipoteca Online digital platform continued, being the only platform in Mexico that connects all processes from end to end. In the quarter, the platform processed 96% of transactions digitally. As of 2Q22, around 52% of new originations came through Hipoteca Plus, which helps to drive cross-selling products, and 45% through Hipoteca Free. Santander continues to be the only bank in Mexico that offers a tailored interest rate based on the client's profile.
▪	The Bank continues to increase the number of its digital and mobile clients by 12% YoY and 13%, respectively. Besides, the ratio of loyal customers continues to grow, now loyal clients represent 43% of active clients (vs 40% in the same quarter of 2021). Moreover, digital transactions now account for more than 47% of total transactions, increasing 5.9 pp compared to June 2021. As of June 2022, 61% of product sales were made through digital channels, compared to 50% a year ago.
Customers
(Thousands)				% Variation
	Jun-22	Mar-22	Jun-21	QoQ	YoY
Loyal Customers[1]	4,113	4,002	3,749	2.8	9.7
Digital Customers[2]	5,762	5,668	5,164	1.7	11.6
Mobile Customers[3]	5,485	5,383	4,850	1.9	13.1

1 Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

2 Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.

3 Mobile customers = Clients using Supermóvil and/or Superwallet in the last 30 days.

Responsible Banking

For Santander, being sustainable means taking into account the communities where we are present –the people and companies that make them up–, in order to generate continuous and profitable social progress at an economic, environmental, and ethical level.

We are committed to integrating into our operation the criteria, policies, and internal processes that guarantee the care of the social and environmental aspects that demand of us, both sustainability and the 2030 Agenda for Sustainable Development.

Santander Mexico's commitments to Responsible Banking are an example of its continuous efforts to guarantee a sustainable future for all. Operations are carried out in an ethical and transparent manner to ensure proper compliance with commitments. The Bank focuses on promoting financial inclusion, equity, the social development of communities, education, and care for the environment.

Earnings Release | 2Q.2022
Banco Santander México
9

The Bank seeks to become a leading participant in contributing to the progress of people and companies in Mexico and in the world. In this regard, it works on two main challenges: New Business Environment and Inclusive and Sustainable Growth.

The objective of the New Business Environment is for Santander employees to feel in a responsible, simple, diverse, and inclusive work environment, where leadership and commitment follow the Simple, Personal, and Fair culture while designing products focused on the client.

The goal to achieve Inclusive and Sustainable Growth aims to invest in the Bank’s community, financially empowering people, supporting higher education through scholarships and leaving a minimal environmental footprint while incentivizing ESG products across all business units.

At Grupo Santander, sustainability is made up of four pillars that mark the path of all our actions: Economic, Social, Environmental, Ethical, and Corporate Governance.

For more details, please visit the Responsible Banking section on the investor relations website.

As a result of these efforts, Banco Santander Mexico has achieved the following recognitions throughout the year:

•	In July 2022, Euromoney Magazine named Santander the Best Bank in the World for Financial Inclusion for the second consecutive year. The award recognizes Santander’s inclusion programs (Tuiio and Prospera) in Latin America, Europe, and the United States, for the financial empowerment of individuals and entrepreneurs.
•	In June 2022, the Bank was awarded with the first Gender Equity Award by the Mexican Institute of Finance Executives (IMEF) and Women in Finance (MEF), in recognition of the Bank’s effort to promote equity and inclusive culture with a positive impact on work teams within the organization.
•	In May 2022, Santander was recognized as the Most Socially Responsible Bank by the International Finance Magazine, the recognition was given for being the institution that most supports higher education in Mexico through the granting of scholarships.
•	In collaboration with Harvard Business Publishing, the Bank will award 5,000 scholarships in September 2022 to learn technical knowledge for the business field and fundamental soft skills to stand out and generate projection throughout professional life.
•	In April 2022, Santander Mexico was recognized for the fourth consecutive time as one of the best companies on LinkedIn 2022; highlighting a notable advance, going from occupying the fifteenth position last year, to sixth place this year.

These indexes and recognitions evaluate the Bank’s performance across economic, environmental and social issues.

These are only some examples of the Bank’s effort to become a more responsible bank. For further information about Banco Santander México as a Responsible Bank go to:

https://servicios.santander.com.mx/comprometidos/eng/index.php

Earnings Release | 2Q.2022
Banco Santander México
10

IV. Analysis of 2Q22 Consolidated Results

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the total loan portfolio growth continued to outpace YoY market performance, highlighting solid performance in credit card and consumer loans; boosted by auto and payroll loan growth. Mortgage loans continue gaining market share organically. While loan volumes in the commercial portfolio were driven by a double-digit pick-up in middle-market loans and a high single-digit in Corporate loans, meanwhile SME loans, remain affected by current weak economic conditions and low credit demand. As a result, the total loan portfolio increased 10.3% YoY, or Ps.73,143 million, to Ps.783,466 million in June 2022. On a sequential basis, total loan portfolio increased 1.7%, or Ps.13,026 million.

Portfolio Breakdown
Million pesos				% Variation
	Jun-22	Mar-22	Jun-21	QoQ	YoY
Commercial	446,923	446,392	412,080	0.1	8.5
Middle-market	223,512	220,051	198,573	1.6	12.6
Corporates	71,228	72,093	65,309	(1.2)	9.1
SMEs	54,175	55,790	56,448	(2.9)	(4.0)
Government & Financial Entities	98,008	98,458	91,750	(0.5)	6.8

Individuals	336,543	324,048	298,243	3.9	12.8
Consumer	133,984	126,673	115,591	5.8	15.9
Credit cards	57,566	54,136	50,989	6.3	12.9
Other consumer	76,418	72,537	64,602	5.4	18.3
Mortgages	202,559	197,375	182,652	2.6	10.9
Total	783,466	770,440	710,323	1.7	10.3

The commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 57.0% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 44.5% of the total. Middle-market, Corporate and SME loans represented 28.5%, 9.1% and 6.9% of the total loan portfolio, respectively.

The individuals loan portfolio, comprised of mortgages, consumer and credit card loans, represented 43.0% of the total loan portfolio. Mortgage, consumer and credit card loans, represented 25.9%, 9.8% and 7.3% of the total loan portfolio, respectively.

Earnings Release | 2Q.2022
Banco Santander México
11

Loan portfolio breakdown by stages
Million pesos
	Jun-22%		Mar-22%
Stage 1
Commercial	421,633	53.8	421,136	54.7

Individuals	314,205	40.1	301,764	39.2
Consumer	127,040	16.2	120,173	15.6
Credit cards	53,915	6.9	50,824	6.6
Other consumer	73,125	9.3	69,349	9.0
Mortgages	187,165	23.9	181,591	23.6
Total stage 1	735,838	93.9	722,900	93.8

Stage 2
Commercial	16,754	2.1	15,520	2.0

Individuals	10,853	1.4	10,533	1.4
Consumer	3,143	0.4	3,025	0.4
Credit cards	1,697	0.2	1,504	0.2
Other consumer	1,446	0.2	1,521	0.2
Mortgages	7,710	1.0	7,508	1.0
Total stage 2	27,607	3.5	26,053	3.4

Stage 3
Commercial	8,536	1.1	9,736	1.3

Individuals	11,485	1.5	11,751	1.5
Consumer	3,801	0.5	3,475	0.5
Credit cards	1,954	0.2	1,808	0.2
Other consumer	1,847	0.2	1,667	0.2
Mortgages	7,684	1.0	8,276	1.1
Total stage 3	20,021	2.6	21,487	2.8
Total loan portfolio
Commercial	446,923	57.0	446,392	57.9

Individuals	336,543	43.0	324,048	42.1
Consumer	133,984	17.1	126,673	16.4
Credit cards	57,566	7.3	54,136	7.0
Other consumer	76,418	9.8	72,537	9.4
Mortgages	202,559	25.9	197,375	25.6
Total loan portfolio	783,466	100.0	770,440	100.0
Earnings Release | 2Q.2022
Banco Santander México
12

Loan portfolio breakdown
Million pesos
	Jun-21%
Performing loans
Commercial	405,407	57.1

Individuals	284,515	40.1
Consumer	110,756	15.6
Credit cards	48,339	6.8
Other consumer	62,417	8.8
Mortgages	173,759	24.5
Total performing loans	689,922	97.1

Non-performing loans
Commercial	6,673	0.9

Individuals	13,728	1.9
Consumer	4,835	0.7
Credit cards	2,650	0.4
Other consumer	2,185	0.3
Mortgages	8,893	1.3
Total non-performing loans	20,401	2.9

Total loan portfolio
Commercial	412,080	58.0

Individuals	298,243	42.0
Consumer	115,591	16.3
Credit cards	50,989	7.2
Other consumer	64,602	9.1
Mortgages	182,652	25.7
Total loan portfolio	710,323	100.0

As of June 2022, commercial loans increased 8.5% YoY, or Ps.34,843 million, due to increases of 12.6%, or Ps.24,939 million in middle-market loans, 9.1%, or Ps.5,919 million in corporate loans, 5.6%, or Ps.4,565 million in government entities loans and 17.0%, or Ps.1,693 million in financial institutions loans. Meanwhile, SME loans, decreased, 4.0% YoY, or Ps.2,273 million. The YoY increase, reflected a solid pick-up in middle-market and corporate loans, while SME loans remained soft. Sequentially, commercial loans remained flat.

Mortgage loans continued showing robust growth, increasing 10.9% YoY, or Ps.19,907 million and 2.6%, or Ps.5,184 million sequentially. The “Hipoteca Plus” product remains the main driver behind this strong performance, accounting for 52% of total mortgage origination in the quarter, which also helps the Bank to increase cross-selling of other products, as well as build customer loyalty. In addition, the digital onboarding platform for mortgages, “Hipoteca Online”, has allowed the Bank to be more efficient in terms of response times and eliminating the need for our customers to visit a branch, all resulting in a much better customer experience. During 2Q22, 96% of the mortgages were processed through this digital platform. However, the total mortgage loan portfolio is still affected by the run-off of acquired portfolios, excluding this effect, the mortgage portfolio would have increased 14.0% YoY.

It is worth noting that auto loans continued showing a strong performance, increasing 59.6% YoY, or Ps.8,059 million in June 2022 and a 5.6%, or Ps.1,139 million, sequentially. This was a result of the Bank’s alliances with leading automakers in Mexico and supported by the “Super Auto Santander” platform. According to the last information published by CNBV, as of May 2022, market share of the Bank in this business was 14.2% vs. 8.5% a year ago.

Credit card loans continued growing at a solid pace, expanding 12.9% YoY, or Ps.6,577 million, and 6.3% QoQ, or Ps.3,430 million, reflecting an average usage increase of 10.4% YoY, and supported by the Bank’s successful product “Like U”. Currently, more than 12% of total billing comes from “Like U” credit cards.

Payroll loans delivered a solid performance, increasing 11.8% YoY, or Ps.4,230 million, while personal loans decreased 4.2% YoY, or Ps.618 million, starting to show positive performance, increasing 5.0% QoQ, or Ps.675 million.

Earnings Release | 2Q.2022
Banco Santander México
13

Total Deposits

Total deposits in June 2022 stood at Ps.791,610 million, an increase of 3.3% YoY, or Ps.24,947 million. On a sequential basis, total deposits grew 0.6%, or Ps.4,553 million. Demand deposits reached Ps.558,441 million, increasing 1.4% YoY, or Ps.7,905 million, while time deposits increased 7.9% YoY, or Ps.17,042 million. On a sequential basis, demand deposits decreased 3.1% QoQ, or Ps.17,629 million, while time deposits increased 10.5% QoQ, or Ps.22,182 million. Deposits from individuals expanded 7.3% YoY, or Ps.19,973 million, and from corporates 1.0% YoY, or Ps.4,974 million. The Bank continued working to further reduce its funding costs, as make additional headway toward improving deposit mix, that prioritizes individual deposits and foregoing certain expensive corporate deposits to lower cost of deposits.

Net interest income

Net interest income
Million pesos				% Variation				% Variation
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	22/21
Interest on funds available	585	495	369	18.2	58.5	1,080	740	45.9
Interest on margin accounts	200	115	64	73.9	—	315	125	—
Interest and yield on securities	6,764	6,251	5,735	8.2	17.9	13,015	11,978	8.7
Interest and yield on loan portfolio – excluding credit cards	18,343	16,996	14,871	7.9	23.3	35,339	29,675	19.1
Interest and yield on loan portfolio related to credit cards	3,409	3,069	3,057	11.1	11.5	6,478	5,968	8.5
Commissions collected on loan originations	135	132	145	2.3	(6.9)	267	287	(7.0)
Interest and premium on sale and repurchase agreements and securities loans	1,781	1,203	857	48.0	107.8	2,984	1,424	109.6
Interest income	31,217	28,261	25,098	10.5	24.4	59,478	50,197	18.5

Daily average interest- earnings assets	1,470,255	1,430,420	1,395,784	5.3	2.8	1,450,338	1,403,245	3.4

Interest from customer deposits – demand deposits	(2,678)	(2,238)	(1,869)	19.7	43.3	(4,916)	(3,441)	42.9
Interest from customer deposits – time deposits	(3,440)	(2,942)	(2,065)	16.9	66.6	(6,382)	(4,417)	44.5
Interest from credit instruments issued	(1,412)	(1,318)	(1,177)	7.1	20.0	(2,730)	(2,410)	13.3
Interest on bank and other loans	(692)	(582)	(484)	18.9	43.0	(1,274)	(994)	28.2
Interest on subordinated capital notes	(410)	(420)	(411)	(2.4)	(0.2)	(830)	(830)	0.0
Others	(140)	(175)	0	(20.0)	100.0	(315)	0	100.0
Interest and premium on sale and repurchase agreements and securities loans	(5,168)	(4,170)	(3,322)	23.9	55.6	(9,338)	(6,750)	38.3
Interest expense	(13,940)	(11,845)	(9,328)	17.7	49.4	(25,785)	(18,842)	36.8

Daily average interest-bearing liabilities	1,284,360	1,251,495	1,250,767	2.6	2.7	1,267,929	1,257,958	0.8

Net interest income	17,277	16,416	15,770	5.2	9.6	33,693	31,355	7.5
Earnings Release | 2Q.2022
Banco Santander México
14

Net interest income in 2Q22 totaled Ps.17,277 million, increasing 9.6% YoY, or Ps.1,507 million, and 5.2% QoQ, or Ps.861 million.

The 9.6% YoY increase in net interest income resulted from the combination of:

i)	A 24.4%, or Ps.6,119 million, increase in interest income, to Ps.31,217 million, which resulted from the combined effect of a 129 basis points increase in the average interest rate received and a 5.3%, or Ps.74,471 million, increase in average interest-earning assets; and
ii)	A 49.4%, or Ps.4,612 million, increase in interest expense, to Ps.13,940 million, stemming from a 139 basis points increase in the average interest rate paid and a 2.7%, or Ps.33,593 million, decrease in interest-bearing liabilities.

The net interest margin ratio (NIM), calculated using daily average interest-earning assets for 2Q22, stood at 4.70%, compared to 4.52% in 2Q21 and 4.59% in 1Q22. The YoY increase in NIM was principally driven by the expansion of retail volumes in loans and deposits, as well as higher interest rates. On a cumulative basis, NIM for 6M22 reached 4.65%, an increase of 18 basis points from 6M21.

Interest Income

Total average interest earning assets in 2Q22 amounted to Ps.1,470,255 million, increasing 5.3% YoY, or Ps.74,471 million, mainly driven by increases of 9.9% YoY, or Ps.69,846 million, in the average loan portfolio, a 43.9% YoY, or Ps.37,571 million, in repurchase agreements, a 5.2% YoY, or Ps.23,911 million, in the average amount of investment in securities, and a 10.8% YoY, or Ps.2,060 million, in margin accounts, partly offset by a decrease of 48.3% YoY, or Ps.58,917 million in the average amount of funds available. Banco Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	2Q21	3Q21	4Q21	1Q22	2Q22
Loan portfolio	50.6	52.6	50.3	53.0	52.8
Investment in securities	33.1	29.1	36.2	34.6	33.1
Funds available	8.8	10.5	5.3	4.7	4.3
Repurchase agreements	6.1	6.5	6.9	6.4	8.4
Margin accounts	1.4	1.4	1.4	1.4	1.4
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest income consists mainly of interest from the loan portfolio and commissions on loan originations, which in 2Q22 generated Ps.21,887 million and accounted for 70.1% of total interest income. The remaining interest income of Ps.9,330 million is broken down as follows: 21.7% from investment in securities, 5.7% from repurchase agreements, 1.9% from funds available, and 0.6% from margin accounts.

Earnings Release | 2Q.2022
Banco Santander México
15

Interest income for 2Q22 increased 24.4%, or Ps.6,119 million YoY, to Ps.31,217 million, reflecting higher interest income from total loan portfolio, investment in securities, repurchase agreements, funds available, and margin accounts, which increased 21.3%, or Ps.3,824 million, 17.9%, or Ps.1,029 million, 107.8%, or Ps.924 million, 58.5%, or Ps.216 million, and Ps.136 million, respectively.

The average interest yield on interest-earning assets in 2Q22 stood at 8.40%, increasing 129 basis points from 7.11% in 2Q21. Sequentially, the average interest yield on interest-earning assets increased 50 basis points from 7.90% in 1Q22.

In 2Q22, the average interest rate on the total loan portfolio stood at 11.08%, an increase of 104 basis points YoY. Relative to 2Q21, the average reference rate (TIIE28) increased 276 basis points. The average interest rate on the commercial loan portfolio stood at 8.43%, an increase of 172 basis points YoY, while the yield of consumer loan portfolio stood at 23.53%, an increase of 73 basis points YoY, the yield of the credit card loan portfolio stood at 23.92%, an increase of 24 basis points YoY and the average interest rate on the mortgage loan portfolio stood at 8.90%, a decrease of 47 basis points YoY. While the average interest rate on the investment in securities portfolio stood at 5.50%, increasing 59 basis points YoY.

Interest income
Million Pesos	2Q22			2Q21			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Funds available	63,150	585	3.66	122,067	369	1.20	(48.3)	58.5	246
Margin accounts	21,174	200	3.74	19,114	64	1.32	10.8	212.5	242
Investment in securities	486,200	6,764	5.50	462,289	5,735	4.91	5.2	17.9	59
Loan portfolio	776,573	21,752	11.08	706,727	17,928	10.04	9.9	21.3	104
Commissions collected on loan originations	—	135	—	—	145	—	—	(6.9)	—
Sale and repurchase agreements and securities loans	123,158	1,781	5.72	85,587	857	3.96	43.9	107.8	176
Interest income	1,470,255	31,217	8.40	1,395,784	25,098	7.11	5.3	24.4	129

Interest income from the total loan portfolio increased 21.3%, or Ps.3,824 million, which resulted from the combined effect of a 9.9%, or Ps.69,846 million, increase in average loan portfolio volume, and a 104 basis points increase in the average interest rate. The increase in interest income from the loan portfolio resulted from the following YoY combined effects by product:

▪	Commercial: 10.5%, or Ps.43,446 million increase, with a 8.43% interest yield, which increased 172 bps;
▪	Mortgages: 6.5%, or Ps.11,521 million increase, with a 8.90% interest yield, which decreased 47 bps;
▪	Consumer: 15.2%, or Ps.9,574 million increase, with a 23.53% interest yield, which increased 73 bps; and
▪	Credit Cards: 10.4%, or Ps.5,305 million increase, with a 23.92% interest yield, which increased 24 bps.

Interest income from investment in securities increased 17.9% YoY, or Ps.1,029 million, which resulted from the combined effect of a 59 basis points increase in the average interest rate, and an increase of 5.2%, or Ps.23,911 million, in average volume. Interest income from repurchase agreements increased 107.8%, or Ps.924 million, which resulted from the increase of 43.9%, or Ps.37,571 million, in average volume, and a 176 basis points increase in the average interest rate.

Earnings Release | 2Q.2022
Banco Santander México
16

Interest expense

Total average interest-bearing liabilities amounted to Ps.1,284,360 million, increasing 2.7% YoY, or Ps.33,593 million, and were driven by increases of 5.6%, or Ps.28,309 million, in demand deposits, 8.8%, or Ps.21,056 million, in time deposits, 14.8%, or Ps.11,411 million, in credit instruments issued, and 1.0%, or Ps.401 million, in bank and other loans. These increases were partly offset by a decrease of 7.7%, or Ps.27,574 million, in repurchase agreements.

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	2Q21	3Q21	4Q21	1Q22	2Q22
Demand deposits	40.7	44.7	42.4	42.2	41.9
Sale and repurchase agreements and securities loans	28.5	24.4	26.7	25.3	25.7
Time deposits	19.2	19.7	19.3	20.6	20.3
Credit instruments issued	6.2	6.2	6.4	6.8	6.9
Bank and other loans	3.3	2.8	3.1	3.0	3.2
Subordinated capital notes	2.1	2.2	2.1	2.1	2.0
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 2Q22 amounted to Ps.6,118 million and Ps.5,168 million, respectively, accounting for 43.9% and 37.1% of interest expenses. The remaining Ps.2,654 million was paid as follows: 10.1% on credit instruments issued, 5.0% on bank and other loans, 2.9% on subordinated capital notes, and 1.0% on other interest expenses.

Interest expense for 2Q22 increased 49.4% YoY, or Ps.4,612 million, to Ps.13,940 million, mainly driven by higher interest expenses on repurchase agreements, time depostis, demand deposits, credit instruments issued, bank and other loans and other interest expenses.

The average interest rate on interest-bearing liabilities increased 139 basis points to 4.34% in 2Q22. For 2Q22, the average interest rate on the main sources of funding increased YoY as follows:

▪	259 basis points in repurchase agreements, at an average interest rate paid of 6.27%;
▪	187 basis points in time deposits, at an average interest rate paid of 5.27%; and
▪	54 basis points in demand deposits, at an average interest rate paid of 1.99%.
Earnings Release | 2Q.2022
Banco Santander México
17

Interest expense
Million pesos	2Q22			2Q21			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Demand deposits	537,648	2,678	1.99	509,339	1,869	1.45	5.6	43.3	54
Time deposits	261,100	3,440	5.27	240,044	2,065	3.40	8.8	66.6	187
Credit instruments issued	88,475	1,412	6.38	77,064	1,177	6.04	14.8	20.0	34
Bank and other loans	41,455	692	6.68	41,054	484	4.66	1.0	43.0	202
Subordinated capital notes	26,022	410	6.30	26,032	411	6.25	(0.0)	(0.2)	5
Sale and repurchase agreements and securities loans	329,660	5,168	6.27	357,234	3,322	3.68	(7.7)	55.6	259
Other interest expenses	—	140	—	—	—	—	—	—	—
Interest expense	1,284,360	13,940	4.34	,250,767	9,328	2.95	2.7	49.4	139

Increases in individual deposits continued to reflect the Bank’s focus on driving profitability and foregoing certain expensive corporate deposits in order to lower the cost of the deposits. The average balance of demand deposits increased 5.6% YoY, or Ps.28,309 million, while the average balance of time deposits increased 8.8% YoY, or Ps.21,056 million. Interest paid on demand deposits increased 43.3%, or Ps.809 million YoY, and interest paid on time deposits increased 66.6% YoY, or Ps.1,375 million.

Provisions for loan losses and asset quality

During 2Q22, provisions for loan losses amounted to Ps.2,856 million, which represented a decrease of 43.6%, or Ps.2,212 million, YoY, due to a high base in 2Q21, as the Bank booked additional loan loss provisions to certain customers and faced higher write-offs, coupled with better-than-expected performance in the retail portfolio during 2Q22 and a decrease of 26.3%, or Ps.1,018 million, on a sequential basis, mainly due to a better performance in credit portfolios.

Loan Loss Reserves
Million pesos				% Variation				% Variation
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Commercial	(125)	1,063	1,823	(111.8)	(106.9)	938	5,237	(82.1)
Consumer	2,682	2,310	2,826	16.1	(5.1)	4,992	5,946	(16.0)
Mortgages	299	501	419	(40.3)	(28.6)	800	960	(16.7)
Total	2,856	3,874	5,068	(26.3)	(43.6)	6,730	12,143	(44.6)
Earnings Release | 2Q.2022
Banco Santander México
18

Cost of risk ( %)
Million pesos				Variation (bps)				Variation (bps)
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Commercial	0.82	1.29	1.63	(47)	(81)	0.82	1.63	(81)
Consumer	8.38	8.80	10.65	(42)	(227)	8.38	10.65	(227)
Mortgages	0.82	0.91	0.36	(9)	46	0.82	0.36	46
Total	2.06	2.41	2.75	(35)	(69)	2.06	2.75	(69)

In accordance with the General Procedures applicable to Credit Institutions effective as of January 1, 2022, new local accounting standards based on IFRS-9 entered into effect, approaching the convergence to IFRS international standards. Therefore, the NPL ratio is not comparable with previous periods.

The stage 3 total loan portfolio in June 2022 stood at Ps.20,021 million and Ps.21,487 as of March 2022. Meanwhile the non-performing loans as of June 2021 stood at Ps.20,401 million. The stage 3 total loan portfolio in June 2022, reflected the impact of IFRS-9 adoption.

Consumer loan portfolio (including credit cards) NPL ratio in June 2022 stood at 2.84%, 4.18% in June 2021 and 2.74% in March 2022. At the same time, SME loans NPL stood at 1.67% in June 2022, 4.63% in June 2021 and 2.10% in March 2022. While commercial loans NPL ratio stood at 1.91% in June 2022, 1.62% in June 2021 and 2.18% in March 2022. Finally, mortgage loans NPL ratio stoos at 3.79% in June 2022, 4.87% in June 2021 and 4.19% in March 2022.

The breakdown of the stage 3 total loan portfolio is as follows: commercial loans 42.6%, mortgage loans 38.4%, and consumer loans (including credit cards) 19.0%.

Non-Performing loan ratio (%)
				Variation (bps)
	Jun-22	Mar-22	Jun-21	QoQ
Commercial	1.91	2.18	1.62	(27)
SMEs	1.67	2.10	4.63	(43)
Others	1.94	2.19	1.15	(25)
Individuals

Consumer	2.84	2.74	4.18	10
Credit Card	3.39	3.34	5.20	5
Other consumer	2.42	2.30	3.38	12
Mortgages	3.79	4.19	4.87	(40)
Total	2.56	2.79	2.87	(23)

The non-performing loans led to an NPL ratio of 2.56% in June 2022, a 2.87% in June 2021 and 2.79% in March 2022.

Finally, the coverage ratio as of June 2022 stood at 121.19%, 118.39% in June 2021 and 114.63% in March 2022.

Earnings Release | 2Q.2022
Banco Santander México
19

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	22/21
Commission and fee income
Debit and credit card	2,608	2,367	2,291	10.2	13.8	4,975	4,526	9.9
Account management	765	724	658	5.7	16.3	1,489	1,308	13.8
Collection services	587	630	551	(6.8)	6.5	1,217	1,143	6.5
Investment funds	466	446	429	4.5	8.6	912	843	8.2
Insurance	1,641	1,444	1,474	13.6	11.3	3,085	2,763	11.7
Purchase-sale of securities and money market transactions	228	274	239	(16.8)	(4.6)	502	477	5.2
Checks trading	41	38	43	7.9	(4.7)	79	85	(7.1)
Foreign trade	458	439	408	4.3	12.3	897	802	11.8
Financial advisory services	335	502	341	(33.3)	(1.8)	837	776	7.9
Other	239	238	228	0.4	4.8	477	474	0.6
Total	7,368	7,102	6,662	3.7	10.6	14,470	13,197	9.6

Commission and fee expense
Debit and credit card	(1,047)	(1,140)	(959)	(8.2)	9.2	(2,187)	(1,744)	25.4
Investment funds	(1)	0	(1)	100.0	0.0	(1)	(1)	0.0
Insurance	0	0	(34)	0.0	(100.0)	0	(71)	(100.0)
Purchase-sale of securities and money market transactions	(26)	(99)	(41)	(73.7)	(36.6)	(125)	(83)	50.6
Checks trading	(18)	(16)	(12)	12.5	50.0	(34)	(23)	47.8
Financial advisory services	(2)	(87)	0	(97.7)	0.0	(89)	(7)	—
Bank Correspondents	(160)	(199)	(219)	(19.6)	(26.9)	(359)	(435)	(17.5)
Other	(835)	(685)	(523)	21.9	59.7	(1,520)	(1,058)	43.7
Total	(2,089)	(2,226)	(1,789)	(6.2)	16.8	(4,315)	(3,422)	26.1

Commission and fee income, net
Debit and credit card	1,561	1,227	1,332	27.2	17.2	2,788	2,782	0.2
Account management	765	724	658	5.7	16.3	1,489	1,308	13.8
Collection services	587	630	551	(6.8)	6.5	1,217	1,143	6.5
Investment funds	465	446	428	4.3	8.6	911	842	8.2
Insurance	1,641	1,444	1,440	13.6	14.0	3,085	2,692	14.6
Purchase-sale of securities and money market transactions	202	175	198	15.4	2.0	377	394	(4.3)
Checks trading	23	22	31	4.5	(25.8)	45	62	(27.4)
Foreign trade	458	439	408	4.3	12.3	897	802	11.8
Financial advisory services	333	415	341	(19.8)	(2.3)	748	769	(2.7)
Bank Correspondents	(160)	(199)	(219)	(19.6)	(26.9)	(359)	(435)	(17.5)
Other	(596)	(447)	(295)	33.3	102.0	(1,043)	(584)	78.6
Total	5,279	4,876	4,873	8.3	8.3	10,155	9,775	3.9

In 2Q22, net commission and fee income totaled Ps.5,279 million, which represents an increase of 8.3% YoY, or Ps.406 million, and an increase of 8.3% QoQ, or Ps.403 million. Commission and fee income increased 10.6% YoY, or Ps.706 million, to Ps.7,368 million in 2Q22, while commission and fee expense increased 16.8% YoY, or Ps.300 million, to Ps.2,089 million in 2Q22.

The main contributors to net commissions and fees were insurance fees, which accounted for 31.1% of the total, followed by credit and debit card fees, account management and collection services fees, which accounted for 29.6%, 14.5% and 11.1% of total commissions and fees, respectively.

Earnings Release | 2Q.2022
Banco Santander México
20

Net commisions and fees
Breakdown (%)
	2Q22	1Q22	2Q21	6M22	6M21
Insurance	31.1	29.6	29.6	30.4	27.5
Debit and credit card	29.6	25.2	27.3	27.4	28.5
Account management	14.5	14.8	13.5	14.7	13.4
Collection services	11.1	12.9	11.3	12.0	11.7
Investment funds	8.8	9.1	8.8	9.0	8.6
Foreign trade	8.7	9.0	8.4	8.8	8.2
Financial advisory services	6.3	8.5	7.0	7.4	7.9
Purchase-sale of securities and money market transactions	3.8	3.6	4.1	3.7	4.0
Checks trading	0.4	0.5	0.6	0.4	0.6
Bank correspondents	(3.0)	(4.0)	(4.5)	(3.5)	(4.5)
Other	(11.3)	(9.2)	(6.1)	(10.3)	(5.9)
Total	100.0	100.0	100.0	100.0	100.0

Net commissions and fees went up 8.3% YoY, or Ps.406 million in 2Q22, mostly as a result of:

i)	A 17.2%, or Ps.229 million, increase in debit and credit card fees, due to an increase in average usage of 10.4% YoY, supported by the “Hot Sale” campaign and the good performance of the “Like U” credit card; and
ii)	A 14.0%, or Ps.201 million, increase in insurance fees, driven by individual insurance policies mainly related to auto.

On a cumulative basis, net commissions and fees amounted Ps.10,155 million in 6M22, reflecting a YoY increase of 3.9%, or Ps.380 million. Commission and fee income increased 9.6%, or Ps.1,273 million, while commission and fee expense increased 26.1%, or Ps.893 million.

Earnings Release | 2Q.2022
Banco Santander México
21

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation				% Variation
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	22/21
Valuation
Foreign exchange	(364)	674	668	—	—	310	(550)	—
Derivatives	2,049	2,465	1,055	(16.9)	94.2	4,514	4,054	11.3
Equity securities	(38)	(72)	(49)	(47.2)	(22.4)	(110)	(122)	(9.8)
Debt instruments	(1,855)	(2,903)	(1,373)	(36.1)	35.1	(4,758)	(6,268)	(24.1)
Valuation result	(208)	164	301	—	—	(44)	(2,886)	(98.5)

Purchase / sale of securities
Foreign exchange	215	(87)	330	—	34.8	128	2,631	(95.1)
Derivatives	809	804	(17)	0.6	—	1,613	1,163	38.7
Equity securities	(51)	21	40	—	—	(30)	206	(114.6)
Debt instruments	298	137	163	117.5	82.8	435	1,101	(60.5)
Purchase -sale result	1,271	875	516	45.3	146.3	2,146	5,101	(57.9)

Total	1,063	1,039	817	2.3	30.1	2,102	2,215	(5.1)

In 2Q22, Banco Santander México reported a Ps.1,063 million net gain from financial assets and liabilities, which compares with a gain of Ps.817 million in 2Q21 and a gain of Ps.1,039 million in 1Q22.

The Ps.1,063 million net gain from financial assets and liabilities in the quarter is mostly a result of:

i)	A Ps.1,271 million purchase-sale gain, related to gains of Ps.809 million, Ps.298 million and Ps.215 million, in derivaties, debt instruments and foreign exchange, respectively. These gains were partly offset by a loss of Ps.51 million in equity securities; and
ii)	A Ps.208 million valuation loss, which resulted from losses of Ps.1,855 million, Ps.364 million and Ps.38 million, in debt instruments, foreign exchange and equity securities, respectively. These losses were partly offset by a gain of Ps.2,049 million in derivaties.

On a cumulative basis, net gain from financial assets and liabilities for the first half of the year, reached Ps.2,102 million, representing a decrease of 5.1% YoY, or Ps.113 million.

Earnings Release | 2Q.2022
Banco Santander México
22

Other operating expense

Other operating expense
Million pesos	% Variation	% Variation
2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	22/21

Cancellation of liabilities and reserves	13	40	(20)	(67.5)	—	53	70	(24.3)
Interest on personnel loans	74	64	47	15.6	57.4	138	94	46.8
Allowance for losses on foreclosed assets	(30)	(7)	(9)	—	—	(37)	(16)	131.3
Profit from sale of foreclosed assets	54	16	18	—	—	70	121	(42.1)
Technical advisory and technology services	46	46	21	0.0	119.0	92	38	142.1
Portfolio recovery legal expenses and costs	(190)	(576)	(239)	(67.0)	(20.5)	(766)	(591)	29.6
Premiums paid on guarantees for SMEs loans portfolio	(271)	(328)	(274)	(17.4)	(1.1)	(599)	(595)	0.7
Write-offs and bankruptcies	(278)	(145)	(175)	91.7	58.9	(423)	(426)	(0.7)
Provision for legal and tax contingencies	(58)	(74)	(53)	(21.6)	9.4	(132)	(107)	23.4
Contributions to IPAB	(999)	(984)	0	1.5	100.0	(1,983)	0	100.0
Others	(270)	(343)	142	(21.3)	—	(613)	206	—

Total	(1,909)	(2,291)	(542)	(16.7)	—	(4,200)	(1,206)	—

Other operating expenses in 2Q22 totaled Ps.1,909 million, higher from Ps.542 million in 2Q21 and up from Ps.2,291 million reported in 1Q22.

The Ps.1,367 million, YoY increase, in other operating expense in 2Q22, was mainly due to the reclassification of contributions to IPAB from administrative and promotional expenses for Ps.999 million and an increase in other operating expenses of Ps.412 million. The reclassification of contibutions to IPAB from administrative and promotional expenses to other operating income (expenses) was due to the new accounting standards, applicable since January 2022.

On a cumulative basis, other operating expenses for 6M22, reached Ps.4,200 million, representing a Ps.2,994 million YoY increase.

Earnings Release | 2Q.2022
Banco Santander México
23

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs, such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and a long-term incentive plan for the Bank’s executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, rental of properties and hardware, advertising and communication, surveillance and cash courier services, and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% Variation				% Variation
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	22/21
Salaries and employee benefits	4,512	4,473	4,056	0.9	11.2	8,985	7,994	12.4
Credit card operation	43	22	47	95.5	(8.5)	65	99	(34.3)
Professional fees	342	263	218	30.0	56.9	605	403	50.1
Leasehold	528	535	616	(1.3)	(14.3)	1,063	1,236	(14.0)
Promotional and advertising expenses	279	149	165	87.2	69.1	428	312	37.2
Taxes and duties	518	684	542	(24.3)	(4.4)	1,202	1,130	6.4
Technology services (IT)	1,372	1,261	1,221	8.8	12.4	2,633	2,518	4.6
Depreciation and amortization	1,290	1,225	1,161	5.3	11.1	2,515	2,343	7.3
Contributions to IPAB	0	0	943	0.0	(100.0)	0	1,881	(100.0)
Cash protection	324	276	302	17.4	7.3	600	591	1.5
Others	920	587	684	56.7	34.5	1,507	1,342	12.3

Total	10,128	9,475	9,955	6.9	1.7	19,603	19,849	(1.2)
Earnings Release | 2Q.2022
Banco Santander México
24

Banco Santander México’s administrative and promotional expenses are broken down as follows

Administrative and promotional expenses
Breakdown (%)
	2Q22	1Q22	2Q21	6M22	6M21
Salaries and employee benefits	44.6	47.2	40.7	45.9	40.3
Technology services (IT)	13.5	13.3	12.3	13.4	12.7
Depreciation and amortization	12.7	12.9	11.7	12.8	11.8
Others	9.1	6.3	6.9	7.7	6.8
Leasehold	5.2	5.6	6.2	5.4	6.2
Taxes and duties	5.1	7.2	5.4	6.1	5.7
Professional fees	3.4	2.8	2.2	3.1	2.0
Cash protection	3.2	2.9	3.0	3.1	3.0
Promotional and advertising expenses	2.8	1.6	1.6	2.2	1.6
Credit card operation	0.4	0.2	0.5	0.3	0.4
Contributions to IPAB	-	-	9.5	-	9.5
Total	100.0	100.0	100.0	100.0	100.0

Administrative and promotional expenses in 2Q22 totaled Ps.10,128 million, compared to Ps.9,955 million in 2Q21 and Ps.9,475 million in 1Q22, increasing 1.7% YoY, or Ps.173 million. Sequentially, the increase was 6.9%, or Ps.653 million, mainly driven by administrative expenses, as higher inflation increased the Bank’s supplier costs.

The 1.7% YoY, or Ps.173 million, increase in administrative and promotional expenses was mainly due to the following increases:

i)	A 11.2% or Ps.456 million, in salaries and employee benefits, due to the insourcing of employees;
ii)	A 34.5%, or Ps.236 million, in other expenses;
iii)	A 12.4% or Ps.151 million, in technology services;
iv)	A 11.1%, or Ps.129 million, in depreciations and amortizations;
v)	A 56.9%, or Ps.124 million, in professional fees; and
vi)	A 69.1%, or Ps.114 million, in promotional and advertising expenses, due to publicity related to the Bank’s sponsorship of Formula 1.

These increases were partly offset by the following decreases:

i)	A Ps.943 million, in contributions to IPAB , due to the reclassification to other operating income (expenses), as mentioned above; and
Earnings Release | 2Q.2022
Banco Santander México
25

ii)	A 14.3%, or Ps.88 million, in leaseholds.

The efficiency ratio for the quarter decreased 94 basis points YoY and 63 basis points QoQ to 46.65%. The decreases, resulted in an improvement in the efficiency ratio and reflected solid revenue growth and strict cost controls, despite inflantionary pressures.

The recurrence ratio for 2Q22 was 52.12%, up from 48.95% in 2Q21 and 51.46% reported in 1Q22.

On a cumulative basis, administrative and promotional expenses in 6M22 amounted Ps.19,603 million, reflecting a decrease of 1.2%, or Ps.246 million. The efficiency ratio for 6M22 decreased 15 basis points YoY from 47.10% in 6M21 to 46.95% in 6M22.

Profit before taxes

Profit before taxes in 2Q22 was Ps.8,943 million, reflecting increases of 50.4% YoY, or Ps.2,998 million, and of 31.6% QoQ, or Ps.2,145 million, reflecting the strong performance of the Bank core business.

On a cumulative basis, profit before taxes for 6M22 amounted Ps.15,741 million, reflecting a YoY increase of 53.2%, or Ps.5,467 million.

Income taxes

In 2Q22, Banco Santander México reported a tax expense of Ps.2,043 million compared to Ps.1,232 million in 2Q21 and Ps.1,687 million in 1Q22. The effective tax rate for the quarter was 22.84%, compared to 20.72% reported in 2Q21 and 24.82% in 1Q22.

On a cumulative basis, the effective tax rate for 6M22 stood at 23.70%, 149 basis points higher than the 22.21% for 6M21.

Earnings Release | 2Q.2022
Banco Santander México
26

Capitalization and liquidity

Capitalization
Million pesos	Jun-22	Mar-22	Jun-21
CET1	104,737	115,297	113,511
Tier 1	118,832	129,221	123,462
Tier 2	27,086	27,188	27,128
Total capital	145,917	156,409	150,591
Risk-weighted assets
Credit risk	477,920	507,336	536,820
Credit, market and operational risk	756,876	774,090	796,432
Credit risk ratios:
CET1 (%)	21.92	22.73	21.15
Tier 1 (%)	24.86	25.47	23.00
Tier 2 (%)	5.67	5.36	5.05
Capitalization ratio (%)	30.53	30.83	28.05
Total capital ratios:
CET1 (%)	13.84	14.89	14.25
Tier 1 (%)	15.70	16.69	15.50
Tier 2 (%)	3.58	3.52	3.41
Capitalization ratio (%)	19.28	20.21	18.91

Banco Santander México’s capital ratio at June 2022 was 19.28%, compared to 18.91% and 20.21% at June 2021 and March 2022, respectively. The 19.28% capital ratio was comprised of 13.84% of fundamental capital (CET1), 1.86% of additional capital (AT1), and 3.58% of complementary capital (Tier 2).

As of May 2022, Banco Santander México was classified in Category 1, in accordance with Article 134 Bis of the Mexican Banking Law, and the Bank remains in this category per the preliminary results dated June 30th, 2022, which is the most recent available analysis.

On June 28th, 2022 the Bank paid a cash dividend of Ps.9,040 million, or Ps.1.33 per share.

On April 04, 2022, Banco Santander México issued two senior unsecured notes in the domestic capital market (Certificados Bursátiles Bancarios) for a total amount of Ps.9,890 million: (i) BSMX 22, corresponding to Ps.7,100 million, five-years floating-rate notes, and (ii) BSMX 22-2, corresponding to Ps.2,790 million, seven-years, fixed-rate notes.

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 2Q22 was 181.65%, which compares to 315.99% in 2Q21 and 187.34% in 1Q22. (Please refer to note 24 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14, 2016, the leverage ratio was 7.13% for June 2022, 7.97% for March 2022, 8.92% for December 2021, 8.89% for September 2021 and 7.95% for June 2021.

This ratio is defined by regulators and is calculated by dividing core capital (according to Article 2 Bis 6 (CUB)) by adjusted assets (according to Article 1, II (CUB)).

V.Relevant Events, Transactions and Activities

Relevant Events

Structural changes in CEO position and Senior Management

Earnings Release | 2Q.2022
Banco Santander México
27

On July 21, 2022 Banco Santander México announced that its Board of Directors approved the appointment of Felipe García Ascencio, currently Head of Mexico's Corporate Investment Banking (SCIB), as Chief Executive Officer of the Bank, replacing Héctor Grisi Checa who will remain as Executive Chairman and Chief Executive Officer of Grupo Financiero Santander México until December 31, 2022.

It was also approved the creation of two Vice-presidencies. The Vice-presidency of Administration and Finance, headed by Didier Mena Campos and the Vice-presidency of Consumer, Commercial and Institution Business Banking, led by Pablo Fernando Quesada Gómez.

The new organizational structure also included the appointments of Alejandro Capote Garza as the new Head of SCIB; Ana Felisa López Escobar, as Head of Human Resources, replacing Juan Ignacio Echeverría Fernández; and Matías Núñez Castro, as Head of Digital, Innovation and Channels, replacing Maria Fuencisla Gómez Martín.

Ordinary and Extraordinary General Shareholders’ Meeting

On July 19, 2022, Banco Santander México held its Ordinary and Extraordinary General Shareholders’ Meeting, at which the following resolutions, among others, were approved:

▪	The payment of a cash dividend in the amount of Ps.8,838 million, which was paid on July 28, 2022 to shareholders in proportion to the number of shares they own at a rate of Ps.1.30328552778 per share.
▪	To amend some articles of the Bank’s by-laws, in order to: (i) Adjust the amount of authorized capital stock and the nominal value of the shares to include decimals; (ii) Allow shareholders’ and Board’s meetings to be held remotely through any means or technology; and (iii) Rename the position of Executive President and Chief Executive Officer of the Bank as Chief Executive Officer. The foregoing amendments are subject to the corresponding regulatory authorizations.

Change of CEO

On June 17, 2022, Banco Santander Mexico announced that its Executive President and Chief Executive Officer, Héctor Grisi Checa, was appointed Group Chief Executive Officer of Banco Santander S.A., effective January 1st, 2023, replacing José Antonio Álvarez Álvarez. Subject to obtaining the corresponding regulatory approvals.

Banco Santander México was designated a Level III Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission for the seventh consecutive year

On May 26, 2022, Banco Santander México was designated a Level III Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission (CNBV), for the seventh consecutive year. The Bank already complies with this regulatory requirement.

Annual General Ordinary and Special Shareholders’ Meetings

On April 29, 2022, Banco Santander México held its Annual General Ordinary and Special Shareholders’ Meetings, and approved among other items:

▪	The integration of the Board of Directors as indicated below:
Series “F” Independent Directors
Laura Renné Diez Barroso Azcárraga	Chairwoman
Cesar Augusto Montemayor Zambrano	Director
Juan Ignacio Gallardo Thurlow	Alternate Director
Ángel Alverde Losada	Alternate Director
Alberto Torrado Martínez	Alternate Director
Bárbara Garza Lagüera Gonda	Alternate Director
José Antonio Pérez Antón	Alternate Director
Series “F” Non-Independent Directors
Héctor Blas Grisi Checa	Director
Magdalena Sofía Salarich Fernández de Valderrama	Director
Earnings Release | 2Q.2022
Banco Santander México
28

Daniel Barriuso Rojo	Director
Ángel Rivera Congosto	Director
Didier Mena Campos	Director
Rodrigo Brand de Lara	Alternate Director
Emilio De Eusebio Saiz	Alternate Director
Series “B”Independent Directors
Antonio Purón Mier y Terán	Director
Guillermo Jorge Quiroz Abed	Director
María de Lourdes Melgar Palacios	Director
Esther Giménez-Salinas Colomer	Director
Melanie Elizabeth Devlyn Gómez	Alternate Director
Rogelio Zambrano Lozano	Alternate Director
Joaquín Vargas Guajardo	Alternate Director
Guillermo Francisco Vogel Hinojosa	Alternate Director
▪	The payment of a cash dividend in the amount of Ps.9,040 million, paid on June 28, 2022 to shareholders in proportion to the number of shares they own at a rate of Ps. 1.3319739968 per share.

Relevant Transactions

Debt Issuance

On July 14, 2022, Banco Santander México issued a four-year floating-rate senior unsecured bond for Ps.5,000 million in the domestic capital market (Certificados Bursátiles Bancarios, BSMX 22-3). This was the Bank's third issuance this year and the first one to use a RFR benchmark for coupon calculation. The Bank is one of the leading issuers in the local market.

Banco Santander México participated in the following transactions:

The strategy to leverage the synergy between the Bank’s different business lines is reflected in the following operations that were closed this quarter with the collaboration between the Corporate & Investment Banking (SCIB) and Corporate & Institutional Banking.

▪	Financing
-	Chiapas. We participated as Lead Arranger Structuring Bank of the Ps.4,600 million 12-month term loan to refinance the bonds for the Arriaga-Ocozocuautla and Tuxtla Gutiérrez-San Cristóbal de las Casas highways.
-	ENI. The Bank arranged and executed the first disbursement of a non-recourse factoring agreement between ENI Mexico and Halliburton de México. The total amount of the factoring facility was for US$45 million with a 18-month term. ENI is a leading Italian energy company.
▪	Letters of Credit
-	-Iberdrola. The bank issued a standby letter of credit in the amount of Ps.880 million for a seven-month term. Iberdrola is a business group specialized in the production, distribution and commercialization of energy.
-	-CFE. The bank issued a standby letter of credit in the amount of Ps.1,500 million for a four-month term.

VI.Credit Ratings

On May 19, 2022, for business reasons, Moody's withdrew all ratings issued by Moody's de México and at the same time, it assigned local ratings under its new brand Moody's Local de México. The ratings for Banco Santander Mexico remained unchanged with a Stable Outlook.

On May 9, 2022, Moody's affirmed Banco Santander Mexico's ratings with a Stable Outlook.

Earnings Release | 2Q.2022
Banco Santander México
29

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	Baa1

Short term	F2	P-2

Local currency
Long term	BBB+	Baa1

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb-	N/A

Shareholder Support Rating	bbb+	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A3 (cr)

Short Term	N/A	P-2 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Stable	Stable

International Issuances

Tier 2 Subordinated Capital Notes due 2028	BBB-	Baa3 (hyb)

Long Term Senior Unsecured Global Notes due 2025	BBB+	Baa1

Long Term Senior Unsecured Global Notes due 2022	BBB+	Baa1

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)
Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Santander Inclusión Financiera	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Notes:

▪ BCA = Baseline Credit Assessment

▪ SSR = Shareholder Support Rating

▪ VR = Viability Rating

▪ SCP = Standalone Credit Profile

▪ CR= Counterparty Risk Assessments

N/A = Not applicable

Earnings Release | 2Q.2022
Banco Santander México
30

VII.2Q22 Earnings Call Dial-In Information

Date:	Friday, July,29th, 2022
Time:	09:00 a.m. (MCT); 10:00 a.m. (US ET)
Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1560370&tp_key=7a78a116e4
Replay:	Starting: Friday, July 29th, 2022 at 1:00 p.m. (US ET)
Ending: Friday, August 5th, 2022 at 11:59 p.m. (US ET)
ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13731663

VIII.Analyst Coverage

Banco BTG Pactual, Barclays, BBVA, BofA ML, Bradesco BBI, Credit Suisse, Goldman Sachs, HSBC, Invex, Itau BBA Securities, J.P. Morgan, Nau Securities, Scotiabank, Signum Research and UBS.

https://www.santander.com.mx/ir/cobertura/

Santander México is covered by the above investment banks and research firms. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by the research analysts of these firms reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

IX.Definition of Ratios

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 2Q22*4
•	Average figures are calculated using 2Q21 and 2Q22
Earnings Release | 2Q.2022
Banco Santander México
31

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30th, 2022, Banco Santander México had total assets of Ps.1,773 billion under Mexican Banking GAAP and more than 20.4 million customers. Headquartered in Mexico City, the Company operates 1,347 branches and offices nationwide and has a total of 25,627 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.20.1335

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

Earnings Release | 2Q.2022
Banco Santander México
32

LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

Earnings Release | 2Q.2022
Banco Santander México
33

X.Consolidated Financial Statements

Banco Santander México

▪ Consolidated statement of financial position

▪ Consolidated statement of comprehensive income

▪ Consolidated statement of changes in stockholders’ equity

▪ Consolidated statement of cash flows

▪ Summary of changes due to the initial recognition of 2022 accounting principles

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 2Q.2022
Banco Santander México
34

Consolidated statement of financial position
Million pesos
	2022		2021
	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	-	-	80,835	96,797	113,843	97,483

Cash and cash equivalents	79,146	98,783	-	-	-	-

Margin accounts (derivatives financial instruments)	4,413	4,353	6,261	3,938	5,209	4,017

Investment in securities	-	-	516,562	511,341	458,685	558,857
Trading securities	-	-	113,313	134,310	122,957	204,194
Securities available for sale	-	-	391,796	365,633	324,353	343,332
Securities held to maturity	-	-	11,453	11,398	11,375	11,331

Investments in financial instruments	481,124	496,918	-	-	-	-
Trading financial instruments	111,098	120,451	-	-	-	-
Financial instruments to collect or sell	358,432	364,951	-	-	-	-
Financial instruments to collect principal and interest (securities)(net)	11,594	11,516	-	-	-	-

Debtors under sale and repurchase agreements	80,451	23,614	2,043	16,493	39,505	47,713

Derivatives financial instruments	226,069	197,770	190,722	198,255	200,890	228,247
Trading purposes	213,370	187,150	179,474	188,043	193,024	218,097
Hedging purposes	12,699	10,620	11,248	10,212	7,866	10,150

Valuation adjustment for hedged financial assets	(29)	9	63	89	123	167

Performing loan portfolio
Commercial loans	-	-	430,969	404,239	405,407	416,942
Commercial or business activity	-	-	336,740	318,591	313,657	318,773
Financial entities loans	-	-	9,035	7,900	9,943	10,549
Government entities loans	-	-	85,194	77,748	81,807	87,620
Consumer loans	-	-	117,995	111,992	110,756	107,758
Mortgage loans	-	-	185,611	179,152	173,759	168,529
Medium and residential	-	-	175,017	169,109	163,425	157,642
Social interest	-	-	4	5	5	6
Credits acquired from Infonavit or Fovissste	-	-	10,590	10,038	10,329	10,881
Credits granted as agent of the federal government	-	-	-	-	-	-
Total performing loan portfolio	-	-	734,575	695,383	689,922	693,229

Non-performing loan portfolio
Commercial loans	-	-	4,395	7,180	6,673	6,503
Commercial or business activity	-	-	4,328	7,180	6,673	6,503
Government entities loans	-	-	67	-	-	-
Consumer loans	-	-	3,767	4,074	4,835	5,536
Mortgage loans	-	-	8,229	9,122	8,893	8,721
Medium and residential	-	-	7,655	7,383	7,119	6,805
Social interest	-	-	7	7	8	9
Credits acquired from Infonavit or Fovissste	-	-	567	1,732	1,766	1,907
Total non-performing portfolio	-	-	16,391	20,376	20,401	20,760
Total loan portfolio	-	-	750,966	715,759	710,323	713,989

Loan portfolio with credit risk stage 1
Commercial loans	421,633	421,136	-	-	-	-
Commercial or business activity loans	325,353	323,485	-	-	-	-
Loans to financial entities	9,908	7,821	-	-	-	-
Loans to government entities	86,372	89,830	-	-	-	-
Consumer loans	127,040	120,173	-	-	-	-
Mortgage loans	187,165	181,591	-	-	-	-
Medium and residencial	177,762	171,725	-	-	-	-
Social interest	31	4	-	-	-	-
Loans acquired from Infonavit or Fovissste	9,372	9,862	-	-	-	-
Total loan portfolio with credit risk stage 1	735,838	722,900	-	-	-	-

Loan portfolio with credit risk stage 2
Commercial loans	16,754	15,520	-	-	-	-
Commercial or business activity loans	15,752	15,520	-	-	-	-
Loans to financial entities	1,002	-	-	-	-	-
Loans to government entities	-	-	-	-	-	-
Consumer loans	3,143	3,025	-	-	-	-
Mortgage loans	7,710	7,508	-	-	-	-
Medium and residencial	7,347	7,136	-	-	-	-
Social interest	-	-	-	-	-	-
Loans acquired from Infonavit or Fovissste	363	372	-	-	-	-
Total loan portfolio with credit risk stage 2	27,607	26,053	-	-	-	-

Earnings Release | 2Q.2022
Banco Santander México
35

Loan portfolio with credit risk stage 3
Commercial loans	8,536	9,736	-	-	-	-
Commercial or business activity loans	7,810	8,929	-	-	-	-
Loans to financial entities	726	765	-	-	-	-
Loans to government entities	-	42	-	-	-	-
Consumer loans	3,801	3,475	-	-	-	-
Mortgage loans	7,684	8,276	-	-	-	-
Medium and residencial	7,016	7,556	-	-	-	-
Social interest	6	6	-	-	-	-
Loans acquired from Infonavit or Fovissste	662	714	-	-	-	-
Total loan portfolio with credit risk stage 3	20,021	21,487	-	-	-	-

Loan portfolio	783,466	770,440	-	-	-	-

(+/-) Deferred items	2,060	1,811	-	-	-	-

Allowance for loan losses	(24,264)	(24,630)	(23,174)	(23,955)	(24,152)	(24,937)
Loan portfolio (net)	761,262	747,621	727,792	691,804	686,171	689,052

Acquired collection rigths (net)	-	-	-	-	-	-

Total loan portfolio (net)	761,262	747,621	-	-	-	-

Other receivables (net)	87,415	114,320	69,331	105,849	84,993	78,686
Foreclosed assets (net)	438	202	212	118	106	92
Property, furniture and fixtures (net)	12,462	12,326	12,760	11,633	11,868	12,045
Long-term investment in shares	1,652	1,577	1,470	2,225	2,182	1,168
Deferred taxes and deferred profit sharing (net)	-	-	19,351	19,423	19,432	19,675
Deferred charges, advance payments and intangibles	-	-	12,204	11,128	11,333	10,903
Other	-	-	46	45	44	42
Advance payments and other assets (net)	4,553	4,065	-	-	-	-
Rights of use assets for property, furniture and equipment (net)	5,811	5,999	-	-	-	-
Deferred income tax assets (net)	19,499	17,667	-	-	-	-
Intangible assets (net)	7,274	7,309	-	-	-	-
Goodwill	1,735	1,735	-	-	-	-

Total assets	1,773,275	1,734,268	1,639,652	1,669,138	1,634,384	1,748,298
Consolidated statement of financial position
Million pesos
	2022		2021
	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities
Deposits	880,816	873,136	868,635	843,310	840,840	848,345
Demand deposits	556,153	573,918	561,716	561,391	548,636	536,791
Time deposits – general public	188,793	181,395	203,112	181,822	178,069	183,904
Time deposits – money market	44,376	29,592	16,172	21,142	38,058	45,094
Credit instruments issued	89,206	86,079	85,517	76,974	74,177	80,718
Global Account uptake without movements	2,288	2,152	2,118	1,981	1,900	1,838

Interbank loans and other organizations	35,478	52,164	28,770	33,841	43,321	42,825
Demand loans	11,280	24,679	612	8,276	14,187	10,960
Short-term loans	14,295	17,207	17,371	14,252	14,895	17,793
Long-term loans	9,903	10,278	10,787	11,313	14,239	14,072

Creditors under sale and repurchase agreements	190,364	183,196	196,858	189,565	175,437	295,632
Collateral sold or pledged as guarantee	79,047	26,484	20,082	20,841	29,755	20,952
Repurchase agreements	49,983	1,675	960	516	526	414
Securities loans	29,064	24,809	19,122	20,325	29,229	20,538

Earnings Release | 2Q.2022
Banco Santander México
36

Derivative financial instruments	219,701	190,922	184,872	196,960	197,271	223,898
Trading purposes	215,266	184,026	176,792	187,632	187,373	211,768
Hedging purposes	4,435	6,896	8,080	9,328	9,898	12,130

Valuation adjustment of financial liabilities hedging	(36)	(17)	-	-	(1)	-

Lease liabilities	6,477	6,648	-	-	-	-

Other payables	151,047	188,375	122,179	167,486	150,840	119,429
Employee profit sharing payable	-	-	253	157	211	437
Creditors from settlement of transactions	73,023	117,853	40,908	94,539	81,831	49,320
Payable for margin accounts	221	156	3	24	69	180
Payable for cash collateral received	36,811	31,790	26,918	21,505	21,836	18,883
Contributions payable	1,113	1,042	-	-	-	-
Sundry creditors and other payables	39,879	37,534	54,097	51,261	46,893	50,609

Financial instruments that qualify as liabilities	40,643	39,763	-	-	-	-
Subordinated credit notes	40,643	39,763	51,643	51,379	36,186	36,757

Employee benefits	9,202	7,063	-	-	-	-

Deferred revenues and other advances	361	432	719	736	794	806

Total liabilities	1,613,100	1,568,166	1,473,758	1,504,118	1,474,443	1,588,644

Stockholders' equity
Paid-in capital	34,702	34,702	34,702	35,097	35,034	34,976
Capital stock	29,799	29,799	29,799	29,799	29,799	29,799
Share premium	4,903	4,903	4,903	5,298	5,235	5,177

Other capital	28,200	131,370	131,192	129,923	124,907	124,678
Capital reserves	28,200	26,940	26,940	26,940	26,940	25,446
Retained earnings	-	-	89,660	92,932	93,089	96,673
Result from valuation of available for sale securities, net	-	-	(2,091)	(1,755)	(1,586)	563
Result from valuation of cash flow hedge instruments, net	-	-	399	526	19	159
Cumulative effect of conversion	-	-	9	9	9	9
Adjustment employees pension fund	-	-	(1,854)	(1,610)	(1,606)	(1,488)
Net income	-	-	18,080	12,835	7,992	3,279
Non-controlling interest	-	-	49	46	50	37

Accumulated results	107,562	111,094	-	-	-	-
Retained earnings	92,486	102,918	-	-	-	-
Updating Results from previous years	3,065	3,065	-	-	-	-
Net income	12,011	5,111	-	-	-	-

Other comprehensive income	(10,330)	(6,664)	-	-	-	-
Valuation of financial instruments to collect or sell	(8,268)	(5,119)	-	-	-	-
Valuation of derivatives financial instruments for cash flow hedges	(87)	314	-	-	-	-
Remeasurement of defined benefit obligation	(1,984)	(1,868)	-	-	-	-
Cumulative translation effect	9	9	-	-	-	-
Total controlling interest	160,134	166,072	-	-	-	-

Total non-controlling interest	41	30	-	-	-	-

Total stockholders´equity	160,175	166,102	165,894	165,020	159,941	159,654

Total liabilities and stockholders´ equity	1,773,275	1,734,268	1,639,652	1,669,138	1,634,384	1,748,298
Earnings Release | 2Q.2022
Banco Santander México
37

Consolidated statement of financial position
Million pesos
	2022		2021
	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	143	122	155	110	85	70
Credit commitments	281,539	267,930	262,925	258,633	245,992	243,137
Assets in trust or under mandate	192,596	195,137	193,650	190,351	192,877	192,050
Trusts	190,903	194,055	192,625	189,540	192,010	191,155
Mandates	1,693	1,082	1,025	811	867	895
Assets in custody or under administration	1,724,515	1,788,495	1,812,966	1,781,799	1,752,851	1,726,985
Collateral received	117,717	134,178	91,971	108,177	144,093	77,390
Collateral received and sold or pledged as guarantee	46,870	78,775	67,450	67,005	70,738	4,101
Investment banking transactions for third parties (net)	307,764	133,083	138,110	104,601	163,891	135,183
Uncollected interest earned on past due loan portfolio	-	-	994	977	957	944
Uncollected accrued interest derived from loan portfolio with credit risk stage 3	930	975	-	-	-	-
Other record accounts	1,904,803	1,860,010	1,862,994	1,815,495	1,780,655	1,772,146
	4,576,877	4,458,705	4,431,215	4,327,148	4,352,139	4,152,006

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Consolidated statement of comprehensive income
Million pesos

	2022			2021
	6M	2T	1T	6M	4T	3T	2T	1T
Interest income	59,478	31,217	28,261	50,197	26,848	24,949	25,098	25,099
Interest expense	(25,785)	(13,940)	(11,845)	(18,842)	(10,802)	(9,265)	(9,328)	(9,514)
Net interest income	33,693	17,277	16,416	31,355	16,046	15,684	15,770	15,585

Provisions for loan losses	(6,730)	(2,856)	(3,874)	(12,143)	(4,289)	(4,385)	(5,068)	(7,075)
Net interest income after provisions for loan losses	26,963	14,421	12,542	19,212	11,757	11,299	10,702	8,510

Commission and fee income	14,470	7,368	7,102	13,197	6,943	6,298	6,662	6,535
Commission and fee expense	(4,315)	(2,089)	(2,226)	(3,422)	(2,183)	(1,851)	(1,789)	(1,633)
Net gain (loss) on financial assets and liabilities	2,102	1,063	1,039	2,215	1,342	1,474	817	1,398
Other operating income	(4,200)	(1,909)	(2,291)	(1,206)	416	(514)	(542)	(664)
Administrative and promotional expenses	(19,603)	(10,128)	(9,475)	(19,849)	(12,636)	(10,750)	(9,955)	(9,894)
Earnings Release | 2Q.2022
Banco Santander México
38

Operating income	15,417	8,726	6,691	10,147	5,639	5,956	5,895	4,252

Equity in results of associated companies	324	217	107	127	30	43	50	77

Operating income before income taxes	15,741	8,943	6,798	10,274	5,669	5,999	5,945	4,329

Current income taxes	(3,145)	(2,299)	(846)	(1,524)	(1,049)	(1,204)	(373)	(1,151)
Deferred income taxes (net)	(585)	256	(841)	(758)	625	48	(859)	101

Income from continuing operations	12,011	6,900	5,111	7,992	5,245	4,843	4,713	3,279

Discontinued operations	-	-	-	-	-	-	-	-

Consolidated net income	12,011	6,900	5,111	7,992	5,245	4,843	4,713	3,279

Other comprehensive income	(6,793)	(3,666)	(3,127)	-	-	-	-	-
Valuation of financial instruments to collect or sell	(6,177)	(3,149)	(3,028)	-	-	-	-	-
Valuation of derivatives financial instruments for cash flow hedges	(486)	(401)	(85)	-	-	-	-	-
Income and expenses related to assets held for disposal	-	-	-	-	-	-	-	-
Remeasurement of defined benefit obligation	(130)	(116)	(14)	-	-	-	-	-
Cumulative translation effect	-	-	-	-	-	-	-	-
Result from holding non-monetary assets	-	-	-	-	-	-	-	-
Participation in ORI of other entities	-	-	-	-	-	-	-	-

INTEGRAL RESULT	5,218	3,234	1,984	-	-	-	-	-

Net result attributable to:	12,011	6,900	5,111	-	-	-	-	-
controlling interest	12,011	6,900	5,111	-	-	-	-	-
Non-controlling interest	-	-	-	-	-	-	-	-

Comprehensive income attributable to:	5,218	3,234	1,984	-	-	-	-	-
controlling interest	5,218	3,234	1,984	-	-	-	-	-
Non-controlling interest	-	-	-	-	-	-	-	-

Basic earnings per common share	1.77	1.02	0.75		-	-	-	-

Non-controlling interest	-	-	-	-	-	-	-	-
Net income	-	-	-	7,992	5,245	4,843	4,713	3,279

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 2Q.2022
Banco Santander México
39

Consolidated statements of changes in stockholders’ equity
From January 1st to June 30th, 2022
Million pesos
Paid-in capital	Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Accumulated results	Valuation of Financial Instruments to collect or sell	Valuation of derivative financial instruments for cash flow hedges	Employee defined benefit measures	Cumulative effect from conversion	Total controlling interest	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2021	29,799	4,903	26,940	107,740	(2,091)	399	(1,854)	9	165,845	49	165,894

Retrospective adjustment for initial adoption due to accounting changes				(1,481)					(1,481)		(1,481)
BALANCES AS OF DECEMBER 31, 2021 ADJUSTED	29,799	4,903	26,940	106,259	(2,091)	399	(1,854)	9	164,364	49	164,413
OWNER MOVEMENTS
Dividends declared				(9,040)					(9,040)		(9,040)
TOTAL	0	0	0	(9,040)	0	0	0	0	(9,040)	0	(9,040)
RESERVE MOVEMENTS
Capital reserves			1,260	(1,260)					0		0
TOTAL	0	0	1,260	(1,260)	0	0	0	0	0	0	0
INTEGRAL RESULT
Net income				12,011					12,011		12,011
Other comprehensive income
Valuation of Financial Instruments to collect or sell					(6,177)				(6,177)		(6,177)
Valuation of derivative financial instruments for cash flow hedges						(486)			(486)		(486)
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(408)					(408)		(408)
Employee defined benefit measures							(130)		(130)		(130)
Non-controlling interest									0	(8)	(8)

TOTAL	0	0	0	11,603	(6,177)	(486)	(130)	0	4,810	(8)	4,802

BALANCE AS OF JUNE 30TH, 2022	29,799	4,903	28,200	107,562	(8,268)	(87)	(1,984)	9	160,134	41	160,175

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

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Consolidated statement of cash flows
From January 1st to June 30th, 2022
Million pesos

Net Income before Tax		15,741
Adjustments for items associated with investing activities
Exchange differences in cash and cash equivalents	275
Participation in the net result of other entities	(182)
Depreciation of property, furniture and fixtures	1,144
Amortizations of intangible assets	1,371
Provisions	930	3,538

Adjustments for items associated with financing activities
Expense interest from	(1,361)
Expense interest from financial instruments	(408)	(1,769)

Changes in operating items
Changes in Bank and other loans	8,069
Changes in Margin accounts (financial derivatives instruments)	1,848
Changes in Investments in financial instruments	24,883
Changes in Debtors under sale and repurchase agreements	(11,965)
Changes in Derivatives (asset)	(39,308)
Changes in Loan portfolio (net)	(34,039)
Changes in Other receivables (net)	(19,620)
Changes in Foreclosed assets	(225)
Changes in Other operating assets (net)	(6,166)
Changes in Deposits	12,383
Changes in Creditors under sale and repurchase agreements	(6,494)
Changes in Collateral sold or pledged as guarantee	(7,478)
Changes in Derivatives (liability)	36,132
Changes in Other operating liabilities	15,177
Changes in Subordinated credit notes	(10,068)
Changes in Other payables	31,714
Payments of income taxes	(2,320)	(7,477)

Net cash from (used in) operating activities		10,033

Investing Activies
Proceeds from disposal of property, furniture and fixtures	1
Payments for adquisition of property, plant and equipment	(846)
Payments for adquisition of intangible assets	(963)
Cash dividend receipts	142

Net cash provided by (used in) investing activities		(1,666)

Financing Activities:
Payment of cash dividends	(9,040)

Net cash used in financing activities		(9,040)
Net changes in cash and a cash equivalents		(673)

Exchange differences in cash and cash equivalents		(1,016)

Cash and a cash equivalents, beginning of the year		80,835

Cash and a cash equivalents		79,146

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These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

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Summary of changes due to the initial recognition of 2022 accounting principles

In accordance with the General Procedures applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) effective as of January 1, 2022, new local accounting standards based on IFRS-9 entered into force, approaching the convergence to IFRS international standards. Therefore, the Bank's financial statements for the first and second quarter of 2022 and their summaries are not comparable with the financial statements for the first quarter, second quarter, third quarter and fourth quarter of 2021. The financial statements for those quarters and their summaries are presented jointly, only for illustrative purposes.

Any reference to the “Balance Sheet” or “Income Statement” contained in this document, should be understood as “Statement of Financial Position” and “Statement of Comprehensive Income”, respectively.

In addition loan portfolio with credit risk stage 3 should be understood as what was previously understood as ”non-performing loan portfolio”.

Finally, references to the term “held-to-maturity securities” should be understood as “financial instruments to collect principal and interest (values)”. The above is consistent with the “Accounting Criteria applicable to credit institutions”.

The following table shows the accounting effects of the initial recognition of IFRS-9 on retained earnings:

Banco Santander México, S.A.
Summary of changes due to the initial recognition of 2022 accounting principles
Million Pesos
Concept	Amount
Preventive estimate for credit risks derived from the credit portfolio rating according to stages 1, 2 and 3 (a)	(1,742)
Impairment estimate of gubernamental and Corporate financial instruments	(239)
Recognition of CVA of financial instruments	(165)
Recognition of FVA of financial instruments	(265)
Recognition of DVA of financial instruments	933
Recognition of right-of-use assets	5,036
Recognition of lease liabilities	(5,610)
Valuation of Foreclosed Assets, net	(10)
Commissions and costs by credit card – since their deferral is not allowed	(44)
Commissions and costs to accrue credits in stage 3	3
Others	(9)
Total before tax	(2,112)
Deferred tax	631
Net effect on retained earnings	(1,481)

Disclosure notes regarding the adoption of IFRS-9, in accordance to regulatory requirements

Credit Risk: Loan Loss Reserves calculation

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(a)	Allowance for impairment losses according to the loan portfolio by stages 1, 2 and 3:

In March 2020, the National Banking and Securities Commission (CNBV2) published in the DOF3 the 123° Resolution, amending the General Provisions applicable to Credit Institutions (CUB4), to align accounting standards, as well as the classification and qualification of the credit portfolio, to IFRS-95, based on the financial reporting criteria issued by the Mexican Council of Financial Reporting Standards, with a mandatory effective date of January 1st 20226.

The foregoing implied changes in the methodologies for the credit portfolio qualification under the Standardized Models, contained in the CUB, as well as in the internal model approach (IRB7), for which the bank calculates it´s credit risk-weighted assets. For the latter, internal models used for provisions’ calculation under NIF7 C-16 (local IFRS-9) must be implemented within a period not exceeding 18 months from January 2022.

In addition, the credit portfolio has to be classified into three categories (stages), based on the performance of their credit risk from the time they were granted. Stages replace the previous performing / non-performing Loan classification. Stages are assigned based on the following criteria:

•	Stage 1: Includes loans without significant credit risk increase since origination; loans with days past due[8] less than or equal to 30 days.

The Loan Loss Reserve is calculated considering 12-month expected credit losses.

•	Stage 2: Includes loans with significant increase in credit risk since origination; loans with days past[9] due greater than 30 days and below 90 days, as well as customers that are classified in this Stage by the Portfolio Manager, using qualitative criteria evaluated in accordance with the Bank’s internal operations classification policies.

The calculated Reserve is based on the remaining life of the credit (lifetime), in addition a discount factor in the calculation of Loan Loss Reserve is considered.

•	Stage 3: Includes loans in default, with days past due[10] greater or equal to 90 days, as well as loans transferred to default by the Portfolio Manager, based on the assessment over quality deterioration, in addition to the Bank’s internal operations classification policies guidelines.

The calculated Reserve considers a probability of default equal to 100%.

In Addition to the changes related to IFRS 9, regulations include the following changes in the portfolio classification methodology:

•	Change in days considered for the classification in Stage 3 (formerly Non-performing Loans) of revolving credits (Credit Cards and Ágil), from 60 days (previous criteria) to 90 days;
•	The Loan Loss Reserves calculation for the Motorcycles portfolio must consider the Durable Consumer Goods Portfolio model, previously being calculated with the Car Loans model;
•	Change in the Loss Given Default (LGD) for the commercial portfolio, recognizing an increase in the parameter based on the elapsed time in Stage 3;

2 CNBV: Comisión Nacional Bancaria y de Valores – Local Regulator

3 DOF: Diario Oficial de la Federación – Official document where regulations, laws, etc. are published

4 CUB: Circular Única de Bancos – Local Regulation

5 IFRS 9: International Financial Reporting Standards 9

6 Originally, the implementation was in January 2021, however, in December 2020, the effective date was postponed to January 2022.

7 IRB: Internal Rating Based

7 NIF: Normas de Información Financiera (Financial Reporting Standards)

8 Days of delay < = 30 for commercial portfolio. For retail portfolio, ACT/ATR applies <=1,:

ATR: Monthly number of unpaid payable bills for non-revolving portfolios and

ACT: Number of consecutive defaults for the revolving portfolio (credit card)

9 30 < Days of delay < 90 for commercial portfolio. For retail portfolio applies 1 < ACT/ATR <=3.

10 Days of delay >=90 for commercial portfolio. For retail portfolio applies 1 < ACT/ATR > 3.

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•	Previously, the accrued interests of customers classified as Non-performing loans had to be reserved at a 100%, with the new regulations, they must be reserved at the same coverage level as the rest of the contract.

Finally, Banco Santander has a plan to comply with the CUB requirements regarding the implementation of internal models for provisions under NIF C-16. Until the implementation of these provisions models, the capital requirement calculation for the IRB portfolios have and will use the current parameters of the internal IRB models, considering an escalation factor (multiplicative add-on) for credits classified in Stage 2.

The impacts in Reserves due to the implementation of the CUB requirements related to IFRS 9 which were charged against capital were as follows:

Entity	Reserve Dec-21	Reserve IFRS-9 Dec-21	Variation
Banco Santander México, S.A.	15,434.60	17,011.58	1,576.98
Santander Consumo, S.A.	7,973.01	8,138.49	165.48
Santander Inclusión Financiera	32.94	32.73	(0.21)
Total	23,440.55	25,182.80	1,742.25

XI.Notes to Consolidated Financial Statements

▪ Significant accounting policies

▪ Earnings per share

▪ Consolidated statement of financial position by Segments

▪ Consolidated statements of comprehensive income by Segments

▪ Annex 1. Loan portfolio rating

▪ Annex 2. Financial ratios according to CNBV

▪ Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

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Significant accounting policies

Changes in Accounting Criteria issued by the CNBV

Entry into force of the new accounting pronouncements:

On December 27, 2017, a Resolution was published in the Official Gazette of the Federation (DOF by its Spanish acronym) that modifies to the Accounting Criteria issued by the Commission, in order to incorporate certain Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) to the accounting criteria issued by Comision Nacional Bancaria y de Valores. The effective date of this resolution was January 1, 2019.

Subsequently, on November 15, 2018, an amending Resolution was published to the Resolution mentioned in the previous paragraph in order to extend the term of its application to January 1, 2020 so that credit institutions were able to adjust their credit systems accounting information. On November 4, 2019, the Commission announced the decision to extend the entry into force of this Resolution to January 1, 2021.

In the same way, on March 13, 2020, the Commission published a Resolution that modifies the Accounting Criteria applicable to credit institutions, the update was made to be consistent with Mexican Financial Reporting Standards and International Financial Reporting Standards, which will allow institutions having transparent and comparable financial information with other countries. The entry into force of this Resolution was to be on January 1, 2021.

On April 8, 2020, the Commission, through a press release, decided, due to the contingency derived from the COVID-19 pandemic, to defer to January 1, 2022, the entry into force of the Resolution published in the Official Gazette of the Federation on March 13, 2020, which was scheduled for January 1, 2021.

In relation to the participants of the derivative contracts market, an amending Resolution was published on November 9, 2020 in the Official Gazette of the Federation where the term of its application is extended to January 1, 2023 so that the clearinghouses and clearing members are able to adjust their accounting information systems.

On December 4, 2020, as a consequence of the COVID-19 pandemic in which credit institutions reduced their operational capacity and human resources, the Commission decided to issue a Resolution through which it postponed the entry into force as of January 1, 2022 of all the Resolutions to the Accounting Criteria mentioned above.

Finally, on December 30, 2021, the Commission issued a Resolution that modifies the Accounting Criteria A-2 Application of particular standards, A-3 Application of general standards, B-1 Cash and cash equivalents, B-6 Loan Portfolio, B- 7 Foreclosed assets and Series D Criteria related to the basic financial statements. The objective of these modifications issued by the Commission is to make some clarifications in certain Accounting Criteria so that the credit institutions have clarity, security and consistency in the application of said criteria derived from the feedback process and monitoring of the implementation of the modifications. Of the Accounting Criteria by credit institutions.

Mexican Financial Reporting Standards Board issued by the CINIF

The MFRS that are incorporated into the Accounting Criteria, either by modification or adoption and, which entered into force on January 1, 2022, are the following:

MFRS B-5 Financial information by segments

This MFRS establishes both the criteria to identify the segments subject to reporting of an entity, as well as the standards for disclosure of the financial information of said segments; likewise, it establishes disclosure requirements for certain information of the economic entity as a whole.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS B-11 Disposal of long-lived assets and discontinued operations

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This MFRS establishes the standards for valuation, presentation and disclosure in the disposal of long-lived assets and discontinued operations.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS B-12 Compensation of financial assets and financial liabilities

This MFRS establishes the rules related to the compensation rights that must be considered to present a financial asset and a financial liability for their compensated amount in the statement of financial position, as well as what are the characteristics that the intention to carry out the compensation must meet, based on the principle that a financial asset and a financial liability must be presented at their offset amount as long as the future cash flow of their collection or settlement is net.

MFRS B-17 Fair value determination

This MFRS establishes the standards for the determination of the fair value and its disclosure. It also indicates that fair value must use assumptions that market participants would use when setting the price of an asset or liability under current market conditions at a given date, including assumptions about risk. In this sense, it clarifies what the particular asset or liability that is being valued should consider, if it is monetary and if it is used in combination with other assets or on an independent basis, the market in which it would take place for the asset or liability. And the appropriate valuation technique(s) for determining fair value, as well as maximizing the use of relevant observable inputs and minimizing unobservable inputs.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-2 Investment in financial instruments

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of the investment in financial instruments in the financial statements of an economic entity. Additionally, it indicates the classification of the financial instruments in which it is invested, ruling out the concept of intention to acquire and the use of an investment in a debt or capital financial instrument to determine its classification.

The business model concept of managing investments in financial instruments is adopted to obtain cash flows, which may be obtaining a contractual return on a financial instrument, by collecting contractual returns and/or selling or obtaining profits for their purchase and sale, in order to classify the various financial instruments. This allows aligning the valuation of investments in financial instruments with the real strategic management of the business and not with an intention that may not be valid later.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-3 Accounts receivable

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of trade accounts receivable and other accounts receivable in the financial statements of an economic entity. Specifies that accounts receivable that are based on a contract represent a financial instrument.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS

MFRS C-9 Provisions, contingencies and commitments

This MFRS establishes the standards for the accounting recognition of provisions in the financial statements of entities, as well as the standards for disclosing contingent assets, contingent liabilities and commitments.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-10 Derivative financial instruments and hedging relationships

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of derivative financial instruments and hedging relationships in the financial statements of an economic entity. It focuses mainly on establishing that the hedging relationships must be aligned with the entity’s risk management strategy and the fulfillment of the objectives of said strategy.

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Some aspects of the abrogated Accounting Criteria B-5 Derivatives and hedging operations remain in this MFRS.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this FRS.

MFRS C-13 Related parties

The purpose of this MFRS is to establish the particular disclosure standards applicable to operations with related parties. The foregoing to highlight the possibility that the financial statements could be affected or be affected in the future by the existence of related parties, as well as by the operations carried out and the outstanding balances with them.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-14 Transfer and derecognition of financial assets

This MFRS establishes the standards related to the accounting recognition of transfers and derecognition of financial assets other than cash, such as financial instruments receivable and negotiable financial instruments, as well as the presentation in the financial statements of said transfers and the related disclosures.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-16 Impairment of financial instruments receivable

This NIF establishes the standards for valuation, accounting recognition, presentation and disclosure of impairment losses on financial instruments receivable. The purpose of this standard is to properly indicate when and how an expected impairment loss should be recognized, instead of indicating only that different quantifiable future events should be foreseen; therefore, it establishes methodologies to improve financial information and the comparability of the recognition of expected losses.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-19 Financial instruments payable

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of financial instruments payable in the financial statements of an economic entity.

The Commission indicates in Accounting Criteria A-2 considerations in the application of this MFRS.

MFRS C-20 Financial instruments to collect principal and interest

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of financial instruments to collect principal and interest in the financial statements of an economic entity that performs financing activities.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-22 Cryptocurrencies

This MFRS establishes the valuation, presentation and disclosure standards for the recognition in the financial statements of an entity:

a.       cryptocurrencies;

b.       cryptocurrency mining fees; and

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c.       cryptocurrencies that you do not own, but that you hold in your custody.

Likewise, it aims to establish the rules for determining the fair value of the cryptocurrencies in which the financial instruments receivable or payable recognized based on MFRS C-3, MFRS C-20 or MFRS C-19 are denominated, as appropriate.

The Commission indicates in Accounting Criterion A-2 certain considerations in the application of this MFRS

MFRS D-1 Income from contracts with customers

This MFRS establishes the standards for the valuation, presentation and disclosure of income incurred to obtain or fulfill contracts with customers. The basic principle of this NIF is that an entity must recognize income when it transfers control over the agreed goods or services to customers, in exchange for the amount that reflects the consideration to which an entity considers it is entitled in exchange for goods or services.

MFRS D-2 Costs for contracts with customers

This MFRS establishes the standards for the valuation, presentation and disclosure of costs arising from contracts with customers. In particular, it establishes the rules for recognizing the costs to obtain a contract with a client and the costs to fulfill a contract with a client, if said costs are not within the scope of another MFRS.

MFRS D-5, Leases

This MFRS establishes the standards for the valuation, presentation and disclosure of leases in the financial statements of an economic entity, either as a lessee or as a lessor. In this sense, it introduces a single model for recognition of leases by the lessee and requires the latter to recognize the assets and liabilities of all leases with a duration of more than 12 months, unless the underlying asset is of low value. It is required to recognize a right-of-use asset that represents its right to use the underlying leased asset and a lease liability that represents its obligation to make lease payments.

The Commission indicates in Accounting Criterion A-2 certain considerations in the application of this MFRS.

Accounting Criteria issued by the Commission

The main changes in the Accounting Criteria issued by the Commission that entered into force on January 1, 2022 were the following:

•	Accounting Criteria B-2 Investments in securities, B-5 Derivatives and hedging operations, B-11 Collection rights, C-1 Recognition and derecognition of financial assets, C-3 Related parties and C-4 Information by segments were repealed, and then the corresponding MFRS came into force, the same as described above.
•	The names were changed and the Accounting Criteria D-1 Statement of financial position (previously “Balance Sheet”), D-2 Statement of comprehensive income (previously “Income Statement”), D-3 Statement of changes in the stockholders’ equity (previously “Statement of changes in stockholders’ equity”) and D-4 Statement of cash flows were adapted.

In particular, the following Accounting Criteria were modified:

Accounting Criteria A-2 Application of particular standards

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•	In relation to the requirements for consolidation of financial statements referred to in MFRS B-8 Consolidated or Combined Financial Statements, the exemption for investment funds regarding the uniform recognition of accounting criteria for credit institutions is eliminated in relation to to the restatement of financial statements, in accordance with the provisions of MFRS B-10 Effects of Inflation.
•	It is indicated that in the application of MFRS B-15, the exchange rate to be used to establish the equivalence of the national currency with the US dollar, will be the exchange rate at the closing of the day on the date of transaction or preparation of the financial statements, as appropriate, published by the Bank of Mexico instead of the FIX exchange rate.
•	The obligation to disclose the historical amount of capital stock at the bottom of the statement of financial position is eliminated.
•	In relation to the requirements for the application of the equity method referred to in MFRS C-7, the exemption for investment funds regarding the uniform recognition of accounting criteria for credit institutions is eliminated in relation to the restatement of financial statements, in accordance with the provisions of MFRS B-10.
•	The requirement to present the liability generated by employee benefits within the caption “Other accounts payable” is eliminated. It will now be presented in a separate line item in the statement of financial position.
•	The requirement to disclose the form or the calculation bases used to calculate the income taxes caused and determine the PTU is eliminated.

Accounting Criteria A-3 Application of general standards

•	The obligation to reclassify as overdue debt and the simultaneous constitution of an estimate for irrecoverability or difficult collection for its total amount is eliminated for those settlement accounts in which the amount receivable is not realized within 90 calendar days after the date they were registered.
•	The estimate of expected credit losses corresponding to the amounts receivable in clearing accounts must be determined in accordance with the provisions of MFRS C-16.
•	The balance of the debit and credit settlement accounts may be offset in terms of the provisions of the offset rules provided for in MFRS B-12.
•	Additional disclosures are required regarding the Updated Price for Valuation that is provided by the price supplier in determining the fair value, in addition to what is indicated in the Accounting Criteria or the corresponding MFRS.

Accounting Criteria B-1 Cash and Cash Equivalents

•	The name of the Accounting Criteria is modified. It was called “Availabilities”.
•	The definitions of: Cash, Cash Equivalents and Highly Liquid Financial Instruments are incorporated.
•	Deposits in financial entities represented or invested in securities that do not meet the assumptions set forth in this Accounting Criteria will be subject to MFRS C-2.
•	Cash should be initially recognized at its nominal value, while all cash equivalents, on initial recognition, should be valued at fair value. The returns generated by cash and cash equivalents will be recognized in the results of the year as they accrue.
•	Cash must be kept valued at its nominal value, while cash equivalents must be valued at their fair value.
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•	Highly liquid financial instruments must be valued based on the provisions of the regulations on financial instruments, in accordance with the business model that corresponds to each type of instrument.

Accounting Criteria B-3 Repos

•	The definition of: Financial asset, Amortized cost, Effective interest method, Effective interest rate and Fair value is modified.
•	The definition of Equity Instruments is eliminated, incorporating the definition of Capital Financial Instruments.
•	For purposes of compensation between financial assets and liabilities, acting as the entity as reporting entity, the provisions of MFRS B-12 must be observed.
•	The requirement to disclose the agreed rate in the relevant operations is incorporated.
•	Accounting Criteria B-4 Securities Lending
•	The definition of: Financial asset, Amortized cost, Effective interest method, Effective interest rate and Fair value is modified.
•	The definition of Equity Instruments is eliminated, incorporating the definition of Capital Financial Instruments.

Accounting Criteria B-6 Loan Portfolio

•	The collection rights acquired by the entity that are in the cases provided for in this criterion are subject to MFRS C-20.
•	The definition of: Write-off, Amortized cost, Credit, Commercial credits, Line of credit and unpaid balance is modified.
•	The definitions of: Portfolio with credit risk stage 1, stage 2 and stage 3, Transaction costs, Collection rights, Effective interest method, Common risk, Effective interest rate and unguaranteed residual value are added.
•	The definitions of: Troubled Portfolio, Current Portfolio, Overdue Portfolio, Commission for granting credit and Purchase option at a reduced price are eliminated.
•	A section related to the business model similar to that contained in IFRS 9 is incorporated. The business model refers to how the entity administers or manages the credit portfolio to generate cash flows. That is, the entity’s business model determines whether the cash flows will come from obtaining contractual cash flows, from the sale of the loan portfolio, or from both.
•	The loan portfolio must be recognized in terms of this criterion, if the objective of the business model is to preserve the loan portfolio to collect the contractual cash flows and the terms of the contract foresee cash flows on pre-established dates, which correspond only to principal and interest payments on the principal amount outstanding. If the foregoing is not met, it must be treated in accordance with the provisions of MFRS C-2.
•	The entity must document the tests it performs to determine that a loan or portfolio of loans complies with the assumption that the cash flows of the contract correspond only to payments of principal and interest, or that, due to its characteristics, it should be valued at fair value.
•	The entity must periodically evaluate, in accordance with its policies established for such purposes, the characteristics of its business model to classify the loan portfolio based on its objective. The aforementioned policies must be duly documented.
•	In the initial recognition, the price of the transaction must be quantified, which corresponds to the net amount financed.
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•	The net amount financed is that which results from adding or subtracting from the original amount of the credit, the insurance that would have been financed, the transaction costs, commissions, interest and other items collected in advance.
•	The transaction price corresponds to the fair value of the loan portfolio at initial recognition and will be the basis for applying the effective interest method with the effective interest rate, that is, it is the basis for calculating the amortized cost of the portfolio for later recognition.
•	The balance in the credit portfolio will be the amount effectively granted to the borrower, which will be recorded independently of the transaction costs and the items collected in advance.
•	Transaction costs and items collected in advance will be recognized as a deferred charge or credit, as appropriate, which will be amortized against results during the life of the credit according to the effective interest rate. Previously, they were recorded as a deferred loan, which was amortized against results under the straight-line method over the life of the loan.
•	The commissions charged and transaction costs related to the granting of credit cards must be recognized directly in results at the time the credit is granted, instead of being amortized in results over a period of 12 months.
•	Commissions collected and transaction costs originating from a line of credit, will be recognized as a credit or a deferred charge, as appropriate, which will be amortized against the results for the period corresponding to the term granted in the line of credit. Previously, they were amortized against the results of the year under the straight-line method over a period of 12 months.
•	A section is included in which the steps to follow to determine the effective interest rate are explained.
•	Loan portfolio acquisitions should be recognized at fair value (transaction price) plus transaction costs on the date of agreement. Previously, they were recognized on the acquisition date at their contractual value, adjusting the difference with respect to the acquisition price.
•	The balance of the acquired portfolio is recorded separately from the transaction costs, which are recognized as a charge or deferred credit, as appropriate, which are amortized against the results of the year during the life of the loan, in accordance with the effective interest rate.
•	The methodology for accounting recognition in financial leasing operations is modified when the entity acts as lessor in which it will recognize at the beginning of the contract within the loan portfolio, the contractual value of the leasing operation plus the non-guaranteed residual value that is accumulated for the benefit of the lessor, against the cash outflow, and the financial income to be accrued will be recognized based on the unpaid balance of the credit against the results of the year, under the heading of “Interest income” in accordance with NIF D -5.
•	In financial factoring, discount and assignment of credit rights operations, the financial income to be accrued will be recognized in the statement of comprehensive income according to the effective interest rate, instead of under the straight-line method during the life of the credit.
•	In its subsequent recognition, the loan portfolio must be valued at its amortized cost, which must include the increases due to the effective interest accrued, the decreases due to the amortization of transaction costs and items collected in advance, as well as the decreases for the collection of principal and interest and for the preventive estimate for credit risks.
•	The increase due to the adjustment in the revaluation of the unpaid balance of loans denominated in Minimum Wage Times (VSM) or in the Unit of Measurement and Updating (UMA) is recognized as part of the amortized cost as interest income against results. Previously, the adjustment was recognized as a deferred credit that was amortized in income as interest income over a 12-month period.
•	The concept of current portfolio and overdue portfolio is modified in order to have a methodology to rate the credit portfolio of credit institutions that incorporates the best international practices.
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•	The classification of the credit portfolio by portfolio in stages 1, 2 or 3 is specified, including its transfer between these different stages, which allows better control of the credit risk to which credit institutions are subject and establishes consistent with those risks, preventive estimates for credit risks.
•	If the entity restructures a loan with stage 1 and 2 credit risk, or partially settles it through a renewal, it calculates the profit or loss on the renegotiation as follows:
a)	determines the book value of the credit without considering the preventive estimate for credit risks;
b)	determines the new future cash flows on the restructured or partially renewed amount, discounted at the original effective interest rate, and
c)	recognizes the difference between the book value and the cash flows determined in subparagraph b above as a charge or deferred credit against the profit or loss for renegotiation of the loan portfolio in the statement of comprehensive income.
•	The amount of the partially restructured or renewed loan will serve as the basis for applying the original effective interest rate, which should only be adjusted, where appropriate, to include transaction costs, commissions and other items collected in advance generated in the renegotiation
•	Deferred items pending amortization (transaction costs and items collected in advance), as well as those originating from the renegotiation, will be amortized during the new loan term based on the effective interest rate. Previously, the commissions charged for loan restructuring or renewal were added to the commissions charged for the granting as a deferred loan, which was amortized against the results of the year under the straight-line method during the new term of the loan.
•	The determination of profit or loss due to renegotiation is not applicable to credit cards, lines of credit, or loans with stage 3 credit risk.
•	If the entity renews a credit, it will be considered that there is a new credit, so the previous credit must be canceled in the case of a total renewal.
•	Indicates the classification and transfers of the renegotiated loan portfolio according to its categorization by level of credit risk.
•	Incorporates certain clarifications in relation to the subject of sustained payment.
•	Clarifies that the accumulation of interest accrued at the time the unpaid balance of the loan is considered as having stage 3 credit risk. Likewise, the balance pending amortization of transaction costs, as well as items collected in advance and if any, the effect of profit or loss in renegotiation pending amortization, are recognized against the results of the year.
•	The obligation to create an estimate for an amount equivalent to the total accrued interest or financial income not collected at the time of transfer of the credit as past-due portfolio is eliminated.
•	As long as the credit remains in the portfolio with stage 3 credit risk, interest control will be carried out in memorandum accounts. In the event that the interests recorded in memorandum accounts are forgiven or written off, they must be canceled from memorandum accounts without affecting the item of the preventive estimate for credit risks.
•	The estimate of expected credit losses corresponding to items directly related to the credit portfolio, such as court costs, as well as the undrawn balance of lines of credit, must be constituted in accordance with the provisions of the Provisions.
•	It must be evaluated periodically if a loan with stage 3 credit risk should remain in the statement of financial position, or be written off. In any case, there must be evidence of the formal collection procedures that have been carried out, as well as the elements that prove the practical impossibility of recovering the credit in accordance with the internal policies of the entity established in its credit manual.
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•	The costs and expenses incurred for the recovery of the credit portfolio must be recognized as an expense within the caption “Other income (expenses) of the operation” of the income statement.
•	Loan portfolio sales will comply with the provisions of MFRS C-14.

Accounting Criteria B-7 Foreclosed assets

•	The definition of Foreclosed Assets is modified.
•	The definitions of: Disposal cost and Net realizable value are added.
•	What should be considered as the recognition value of the foreclosed assets is modified.
•	It is specified that the difference between the value of the asset that gave rise to the award, net of estimates, and the recognition value of the determined foreclosed asset, will be recognized in the results of the year as “Other income (expenses) of the operation”.
•	Maintains the rules related to the amount of the estimate that recognizes signs of impairment due to potential losses in value due to the passage of time of the foreclosed assets.

Accounting Criteria B-8 Guarantees

•	The definitions of: Guarantee, Commitment and Onerous Contract are added.
•	Income from commissions from the granting of guarantees will be recognized in the results of the year in accordance with the provisions of MFRS D-1, instead of when they accrue.

Accounting Criteria B-9 Custody and administration of assets

•	Virtual assets are included within the definition of Goods subject to custody or administration.
•	The definitions of: Acquisition cost and Fair value are modified.
•	Income from custody or administration services will be recognized in the results of the year in accordance with the provisions of MFRS D-1, instead of when they accrue.

Accounting Criteria B-10 Trusts

•	Income from trust management will be recognized based on the provisions of MFRS D-1.

Accounting Criteria C-2 Securitization operations

•	The definitions of: Financial asset, Assignor (Transfer), Assignee (Receiver), Financial liability and Fair value are modified.
•	The definition of Equity Instruments is eliminated, incorporating the definition of Capital Financial Instruments.
•	The definition of Continuous Involvement is incorporated.

References to MFRS C-14 are included, which must be considered for derecognition and transfer of financial instruments.

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Earnings per share

Earnings per ordinary share and earnings per diluted share
(Millions of pesos, except shares and earnings per share)

	June 2022			June 2021			June 2020

		shares	Earnings		shares	Earnings		shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	12,011	6,781,322,904	1.77	7,992	6,775,331,784	1.18	9,644	6,776,874,706	1.42

Treasury stock		5,671,453			11,662,573			10,119,651

Diluted earnings per share	12,011	6,786,994,357	1.77	7,992	6,786,994,357	1.18	9,644	6,786,994,357	1.42

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	12,011	6,786,994,357	1.77	7,992	6,786,994,357	1.18	9,644	6,786,994,357	1.42

Balance outstanding shares as of June 30th, 2022	6,781,322,904

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Consolidated statement of financial position by Segments
Million pesos
	As of June 30, 2022			As of June 30, 2021
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities
Assets
Funds available	-	-	-	41,161	55,645	17,037
Cash and cash equivalents	46,116	22,290	10,740	-	-	-
Margin accounts (derivatives financial instruments)	-	4,413	-	-	5,209	-
Investment in securities	-	-	-	-	121,181	337,504
Investments in financial instruments	-	109,480	371,644	-	-	-
Debtors under sale and repurchase agreements	-	80,451	-	-	39,505	-
Derivatives financial instruments	-	213,370	12,699	-	193,024	7,866
Valuation adjustment for hedged financial assets	-	-	(29)	-	-	123
Total loan portfolio	661,525	121,941	-	612,063	98,260	-
(+/-) Deferred items	2,012	48	-	-	-	-
Allowance for loan losses	(20,392)	(3,872)	-	(21,143)	(3,009)	-
Loan portfolio (net)	643,145	118,117	-	590,920	95,251	-
Accrued income receivable from securitization transactions	-	-	-	-	-	-
Other receivables (net)	-	70,115	17,300	788	63,940	20,265
Foreclosed assets (net)	438	-	-	106	-	-
Property, furniture and fixtures (net)	10,997	1,172	293	10,406	1,186	276
Long-term investment in shares	-	-	1,652	-	-	2,182
Deferred taxes and deferred profit sharing (net)	-	-	-	-	-	19,432
Other assets	-	-	-	2,223	1,714	7,440
Advance payments and other assets (net)	890	686	2,977	-	-	-
Rights of use assets for property, furniture and equipment (net)	5,138	538	135	-	-	-
Deferred income tax assets (net)	-	-	19,499	-	-	-
Intangible assets (net)	1,421	1,096	4,757	-	-	-
Goodwill	1,735	-	-	-	-	-
Total assets	709,880	621,728	441,667	645,604	576,655	412,125

Liabilities
Deposits	661,688	96,532	33,390	629,033	111,415	26,215
Credit instruments issued	-	3,172	86,034	-	1,259	72,918
Interbank loans and other organizations	14,295	-	21,183	14,895	48	28,378
Creditors under sale and repurchase agreements	13,340	177,024	-	7,990	167,447	-
Securities lending	-	-	-	-	-	-
Collateral sold or pledged as guarantee	-	79,047	-	-	29,755	-
Derivatives financial instruments	-	215,266	4,435	-	187,373	9,898
Valuation adjustment of financial liabilities hedging	-	-	(36)	-	-	(1)
Lease liabilities	5,734	594	149	-	-	-
Other payables	27,656	122,016	1,375	35,135	114,078	1,627
Subordinated credit notes	-	-	40,643	-	-	36,186
Employee benefits	9,141	-	61	-	-	-
Deferred revenues and other advances	361	-	-	794	-	-
Total liabilities	732,215	693,651	187,234	687,847	611,375	175,221
Total stockholders’ equity	64,485	21,130	74,560	58,832	22,231	78,878
Total liabilities and stockholders’ equity	796,700	714,781	261,794	746,679	633,606	254,099

Consolidated balance sheet and consolidated income statement by segment

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Consolidated statements of comprehensive income by Segments
Million pesos
	6M22			6M21
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities

Net interest income	30,583	2,604	506	28,448	2,463	444
Provisions for loan losses	(6,449)	(281)	0	(10,451)	(1,692)	0
Net interest income after provisions for loan losses	24,134	2,323	506	17,997	771	444
Commission and fee income (net)	9,499	948	(292)	8,693	1,087	(5)
Net gain (loss) on financial assets and liabilities	635	1,814	(347)	676	1,283	256
Other operating income	(2,782)	(280)	(1,138)	(1,472)	1	265
Administrative and promotional expenses	(17,231)	(2,009)	(363)	(16,913)	(2,330)	(606)
Operating income	14,255	2,796	(1,634)	8,981	812	354

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Corporate & Investment Banking

The Corporate & Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate & Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

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Annex 1. Loan portfolio rating

Annex 1. Loan portfolio rating

As of June 30th, 2022
Million pesos
		Allowance for loan losses
Category	Loan Portfolio	Commercial	Non-revolving consumer loans	Credit card and other revolving loans	Mortgages	Total
Risk “A”	749,995	1,338	418	2,509	369	4,634
Risk “A-1”	693,850	1,113	281	1,353	290	3,037
/Risk "A-2"	56,145	225	137	1,156	79	1,597
Risk "B"	78,059	604	1,304	797	205	2,910
Risk "B-1"	40,783	84	712	448	79	1,323
Risk "B-2"	16,880	50	387	179	72	688
Risk "B-3"	20,396	470	205	170	54	899
Risk "C"	24,868	350	411	959	1,210	2,930
Risk "C-1"	12,348	229	165	376	206	976
Risk "C-2"	12,520	121	246	583	1,004	1,954
Risk "D"	13,693	926	254	1,520	1,787	4,487
Risk "E"	13,043	4,852	1,823	1,016	952	8,643
Total rated portfolio	879,658	8,070	4,210	6,801	4,523	23,604

Provisions created						23,604
Complementary provisions						660

Total						24,264
Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of June 30th, 2022.
2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of November 2018, the Bank began to report the allowance for loans losses with their IRB methodology for middle-market and mortgages broker’s loans.

As of February 2020, the Bank concluded the parallel exercise and began to report the allowance for loan losses with their internal ratings based (IRB) model for Corporate and Investment Banking and Financial Institutions segments.

As of February 2020, the Bank informs to the CNBV, the constitution of Ps.900 million additional provisions for the organic mortgage portfolio due to the coming-up implementation of their internal rating base (IRB) model for that portfolio.

CNBV was informed about additional provisions given the environment generated by COVID-19.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

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Annex 2. Financial ratios according to CNBV

Annex 2. Financial ratios according to CNBV

Percentages	2Q22	1Q22	2Q21	6M22	6M21

Past due loans ratio	2.56	2.79	2.87	2.56	2.87

Past due loans coverage	121.19	114.63	118.39	121.19	118.39

Operative efficiency	2.31	2.25	2.35	2.24	2.35

ROE	16.92	12.32	11.80	14.72	10.00

ROA	1.57	1.21	1.11	1.37	0.95

Capitalization ratio:
Credit Risk	30.50	30.83	28.05	30.50	28.05
Credit, Market and operational risk	19.28	20.21	18.91	19.28	18.91

Liquidity	94.32	94.87	97.13	94.32	97.13

NIM (Net Interest Margin)	3.73	3.27	2.82	3.49	2.53

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

Earnings Release | 2Q.2022
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Notes to consolidated financial statements

Notes to financial statements as of June 30th 2022
Million pesos, except for number of shares

1. Investment in securities

1. Investments in Financial Instruments

Investments in Financial Instruments are constituted as follows:

Book Value
Negotiable financial instruments:
Bank securities	11,962
Government securities	96,856
Private securities	0
Shares	2,280
111,098

Financial instruments to collect or sell:
Government securities	357,563
Private securities	240
Shares	629
358,432

Financial instruments to collect principal and interest (securities)(net):
Government securities	7,811
Government securities (special cetes)	3,783
11,594
Total	481,124

2. Sale and repurchase agreements

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	8,720
Government securities	71,731
Total	80,451

Credit balances
Bank securities	5,832
Government securities	184,273
Private securities	259
Total	190,364
(109,913)

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3. Investment in securities

3. Investment in securities different to government securities

3. Investment in securities different to government securities (Pendiente)
The table below lists the investments in debt securities of a same issuer (other than government), with positions equal or greater than 5% of of the Institution’s net capital.
Issuer / Series	Maturity date	% Rate	Book Value
BANOB 22	28/04/2025	7.33	600
FBANOBRA 19313	16/12/2022	7.19	503
FBANOBRA 20022	19/01/2023	7.20	602
FBANOBRA 21452	24/11/2022	7.18	1,004
FBANOBRA 22020	01/08/2022	7.13	2,009
FBANOBRA 22090	29/08/2022	7.13	2,009
FBANOBRA 22172	04/08/2022	7.14	1,004
FBANOBRA 22184	15/08/2022	7.23	1,502
		Total	9,233

Total Capital as of June 2022			145,917
5 % of Total Capital			7,296

4. Derivatives

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of June 30th, 2022, are as follows:
Trading:
Swaps
Interest rate	7,297,435
Cross currency	885,738
Equity	450

Futures	Buy	Sell
Interest rate	65	0
Foreign currency	37,496	31,360
Index	636	0

Forward contracts
Foreign currency	425,446	6,878
Equity	0	200

Options	Long	Short
Interest rate	60,012	101,108
Foreign currency	84,607	92,093
Indexes	154	2,090
Equity	2,518	2,767

Total trading derivatives	8,794,557	236,496

Hedging:
Cash flow
Cross currency swaps	12,864
Foreign Exchange Forwards	61,791

Fair value
Interest rate swaps	106,813
Cross currency swaps	26,503

Total hedging derivatives	207,971

Total derivative financial instruments	9,002,528	236,496

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5. Credit Portfolio by Sector

5. Credit Portfolio by Sector
V. Identification of the portfolio by stages of credit risk, as well as by type of credit and by type of currency.
2022
	Stage 1	Stage 2	Stage 3	Total

By loan type:
Commercial, financial and industrial loans	335,261	16,754	8,536	360,551
Public sector loans	86,372	-	-	86,372
Mortgage loans	187,165	7,710	7,684	202,559
Installment loans to individuals	127,040	3,143	3,801	133,984
Revolving consumer credit card loans	53,915	1,698	1,953	57,566
Non-revolving consumer loans	73,125	1,445	1,848	76,418
	735,838	27,607	20,021	783,466

5a. Loan Portfolio Stage 1 and Stage 2

5a. Loan Portfolio Stage 1 and Stage 2
The loan portfolio, by type of loan and currency, as of June 30th, 2022, is constituted as follows:

	Amount
Stage 1	Pesos	USA Dlls	UDIS	Euros	Total

Commercial or business activity	265,470	56,544	2,434	905	325,353
Financial entities	9,089	819	-	-	9,908
Government entities	71,212	15,160	-	-	86,372
Commercial loans	345,771	72,523	2,434	905	421,633
Consumer loans	127,040	-	-	-	127,040
Media and residential	175,956	300	1,506	-	177,762
Of social interest	31	-	-	-	31
Credits acquired from Infonavit or Fovissste	9,372	-	-	-	9,372
Mortgage loans	185,359	300	1,506	-	187,165
Total loan portfolio Stage 1	658,170	72,823	3,940	905	735,838

Stage 2	Pesos	USA Dlls	UDIS	Euros	Total

Commercial or business activity	13,707	2,045	- -	-	15,752
Financial entities	1,002	-	- -	-	1,002
Commercial loans	14,709	2,045	- -	-	16,754
Consumer loans	3,143	-	- -	-	3,143
Media and residential	7,001	35	311	-	7,347
Credits acquired from Infonavit or Fovissste	363	-	- -	-	363
Mortgage loans	7,364	35	311	-	7,710
Total loan portfolio Stage 2	25,216	2,080	311	-	27,607

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6. Loan Portfolio Stage 3

6. Loan Portfolio Stage 3
	Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	7,289	521	-	7,810
Financial entities	726	-	-	726
Government entities	-	-	-	-
Commercial loans	8,015	521	-	8,536
Consumer loans	3,801	-	-	3,801
Media and residential	6,753	61	202	7,016
Of social interest	6	-	-	6
Credits acquired from INFONAVIT or FOVISSSTE	662	-	-	662
Mortgage loans	7,421	61	202	7,684
Total loan portfolio Stage 3	19,237	582	202	20,021

The analysis of movements in non-performing loans from December 31st, 2021 to June 30th, 2022, is as follows:
Balance as of December 31st, 2021	16,391
Plus: Transfer from performing loan portfolio to non-performing loan portfolio	20,575

Collections
Cash	568
Transfer to performing loan portfolio	(7,852)
Proceeds from foreclosure proceedings	(291)

Write-offs	(9,370)
Adjustment for exchange rate	0

Balance as of June 30th, 2022	20,021

7. Allowance for loan losses

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st to June 30th, 2022, is as follows:

Balance as of January 1st, 2022	23,174

Allowance for loan losses	6,730
Write-offs	(9,324)
Foreign exchange result	1,942
Adopción inicial criterios contables	1,742
Balance as of June 30th 2022	24,264

The table below presents a summary of write-offs by type of product as of June 30th, 2022:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	1,865	119	1,984	39.0
Mortgage loans	375	36	411	8.0
Credit card loans	1,272	77	1,349	26.5
Consumer loans	1,327	22	1,349	26.5
Total	4,839	254	5,093	100.0

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Second quarter
Commercial loans	1,161	109	1,270	30.1
Mortgage loans	410	48	458	10.8
Credit card loans	1,111	54	1,165	27.5
Consumer loans	1,316	22	1,338	31.6
Total	3,998	233	4,231	100.0

Accumulated 2022
Commercial loans	3,026	228	3,254	34.9
Mortgage loans	785	84	869	9.3
Credit card loans	2,383	131	2,514	27.0
Consumer loans	2,643	44	2,687	28.8
Total	8,837	487	9,324	100.0

8. Problematic loans

8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.3,783 millon correspond to the early extinction of debtor support programs:
					Amount
Government Securities
Special CETES for housing loan debtor support programs					3,949

Total securities held to maturity (no reserve)					3,949
Minus-
Reserve for Special CETES					(166)
Total securities held to maturity , net					3,783

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at June 30th, 2022, is as follows:
Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-jul-22	138.66	1,770
B4-270701	423-2	15,292,752	01-jul-27	138.66	2,120
B4-220804	431-2	440,294	04-aug-22	126.95	56
BC-220804	431-2	71,442	04-aug-22	42.36	3
					3,949

10. Average interest rates paid on deposits

10. Average interest rates paid on deposits

The average interest rates paid on deposits during June 2022, is as follow:
	Pesos	USD
Average balance	460,768	76,880
Interest	2,674	4
Rate	2.30%	0.02%

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11. Bank and other loans

11. Bank and other loans
As of June 30th, 2022, banks and other loans are constituted as follows:

	Amount	Average Rate (%)	Maturity
Liabilities

Loans in pesos

Call money	10,151	7.72	From 1 to 3 days
Local bank loans	47	8.03	To 5 years
Public fiduciary funds	18,952	7.49	From 1 day to 8 years
Development banking institutions	2,690	7.77	From 1 day to 14 years
Total	31,840

Loans in foreign currency

Call money	906	0.90	From 1 to 3 days
Public fiduciary funds	2,464	1.99	From 1 day to 9 years
Development banking institutions	114	3.17	From 1 to 6 months
Total	3,484

Total loans	35,324
Accrued interests	154
Total bank and other loans	35,478

12. Current and deferred taxes

12. Current and deferred taxes

Current taxes are composed as follows at June 30th, 2022

Income taxes	1,836
Deferred taxes	748	(1)
Total Bank	2,584
Current and-deferred taxes from other subsidiaries	1,146
Total consolidated Bank	3,730

(1) Deferred taxes are composed as follows:

Global provision	271
Fixed assets and deferred charges	(190)
Net effect from financial instruments	50
Accrued liabilities	441
Others	176
Total Bank	748	(1)
Allowance for loan losses of subsidiaries, net	715
Others, subsidiaries	(878)
Total deferred tax, consolidated Bank	585

As of June 30th, 2022, deferred assets and deferred liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,373
Other	10,126
Total deferred income tax (net)	19,499
Deferred taxes registered in balance sheet accounts	19,499
Deferred taxes registered in memorandum accounts	0

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13. Employee profit sharing

13. Employee profit sharing
As of June 30th, 2022, the deferred Employee profit sharing “EPS” is compromised as follows:

Asset per deferred EPS:

Allowance for loan losses deducting outstanding	1,170
Fixed assets and deferred charges	580
Accrued liabilities	342
Capital losses carryforward	484
Commissions and interests early collected	141
Foreclosed assets	83
Labor obligations	152
Derivative financial transactions of exchange rate	167
Net effect from financial instruments	506
Deferred EPS asset:	3,625

Deferred EPS liability:

Advance payments	(208)
Others	(29)
Deferred EPS liability	(237)

Less – Reserve	36
Deferred EPS asset (net)	3,424

14. Capitalization Ratio

14. Capitalization Ratio

Table I.1

Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,702
2	Earnings from previous fiscal years	95,342
3	Other elements of other comprehensive income (and other reserves)	29,867
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	159,911
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	2,404
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	7,024
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10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	N/A
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	0
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	13
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	5,759
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	37,694
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	34,790
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	2,429
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	475
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	55,174
29	Level 1 Common Capital (CET1)	104,737
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	14,095
31	of which: Qualify as capital under the applicable accounting criteria	14,095
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32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	N/A
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	N/A
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	14,095
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	14,095
45	Level 1 capital (T1 = CET1 + AT1)	118,832
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	26,548
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	N/A
49	of which: instruments issued by subsidiaries subject to gradual elimination	N/A
50	Reserves	537
51	Level 2 capital before regulation adjustments	27,086
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	27,086
59	Total stock (TC = T1 + T2)	145,917
60	Total Risk Weighted Assets	756,876
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	13.84%
62	Level 1 Stock (as percentage of assets weighted by total risks)	15.70%
63	Total capital (as percentage of assets weighted by total risks)	19.28%
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64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	17.54%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	6.84%
National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	12,981
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)
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I.2

Notes to Table I.1 “Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments”

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
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17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
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D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
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41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
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70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

Table II.1

Balance sheet figures

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,771,625
BG1	Funds Available	79,146
BG2	Margin accounts	1,918
BG3	Investment in securities	481,002
BG4	Debtors under sale and repurchase agreements	80,451
BG5	Securities loans)	0
BG6	Derivatives	226,069
BG7	Valuation adjustment for hedged financial assets	(29)
BG8	Total loan portfolio	727,381
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	89,013
BG11	Foreclosed assets (net	436
BG12	Property, furniture and fixtures (net)	17,124
BG13	Long-term investment in shares	40,515
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BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	15,320
BG16	Other assets (net)	13,279
	Liabilities	1,611,705
BG17	Deposits	882,532
BG18	Bank and other loans	35,478
BG19	Creditors under sale and repurchase agreements	190,364
BG20	Securities loans	1
BG21	Collateral sold or pledged as guarantee	79,046
BG22	Derivatives	219,701
BG23	Valuation adjustment for hedged financial liabilities	(36)
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	154,672
BG26	Subordinated debentures outstanding	40,643
BG27	Deferred income taxes (net)	9,177
BG28	Deferred revenues and other advances	127
	Shareholders' Equity	159,920
BG29	Paid-in capital	34,702
BG30	Other capital	125,218
	Memorandum accounts	4,004,854
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	142
BG33	Credit commitments	156,794
BG34	Assets in trust or mandate	192,718
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	1,724,515
BG37	Collateral received by the entity	117,717
BG38	Collateral received and sold or pledged as guarantee	46,870
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	907
BG41	Other accounts	1,765,191
Earnings Release | 2Q.2022
Banco Santander México
75

Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	2,404	BG16= 13,279 Minus: deferred charges and advance payments 2,429; intangibles 7,024; advance payments that are computed as risk assets 1,288; other assets are computed as risk assets 133
2	Intangible assets	9	7,024	BG16= 13,279 Minus: deferred charges and advance payments 2,429; intangibles 2,404; advance payments that are computed as risk assets 1,288; minus other assets that are computed as risk assets 133
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0	BG9=
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	0	BG3= 481,002 Minus: Reciprocal investments in common capital of financial entities 13; Investments in securities computed as risk assets 480,968
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	13	BG3= 481,002 Minus: Investment in own-equity securities 0; Investments in securities computed as risk assets 480,988
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	5,759	BG15= 18,740 Minus: Amount computed as risk asset 12,981
Earnings Release | 2Q.2022
Banco Santander México
76

13	Reserves recognized as complementary capital	50	537	BG8= Total loan portfolio 727,381
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 40,515 Minus: Investments in subsidiaries 34,790; Investments in clearing houses 475; Investments in associated companies 1,672; Other investments that are computed as risk assets 3,579
16	Investments in associated companies	26 - E	34,790	BG13= 40,515 Minus: Investments in clearing houses 475; Investments in associated companies 1,672; Other investments that are computed as risk assets 3,579
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	2,429	BG16= 13,279 Minus: intangible assets 9,428; others assets that are computed as risk assets 1,421; minus other assets are computed as risk assets 133
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	475	BG13= 40,515 Minus: Investments in subsidiaries 34,790; Investments in associated companies 1,672; other investments that are computed as risk assets 3,579
	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restrictiion and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
Earnings Release | 2Q.2022
Banco Santander México
77

28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,702	BG29
35	Retained earnings	2	95,342	BG30= 125,218 Minus: other items of earned capital 29,867, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	29,867	BG30= 125,218 Minus: Retained earnings 95,342 cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	14,095	BG26= 40,643 More: Subordinated debt instruments non-convertible 26,548
39	Paid-in capital that meets with Exhibit 1-S	46	26,548	BG26= 40,643 More: Subordinated debt instruments convertible 14,095
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0
Earnings Release | 2Q.2022
Banco Santander México
78

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
Earnings Release | 2Q.2022
Banco Santander México
79

23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
Earnings Release | 2Q.2022
Banco Santander México
80

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	112,658	9,013
Transactions with debt instruments in national currency with surtax and reviewable rate	4,642	371
Transactions in national currency with real rate or denominated in UDIs	9,778	782
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	7,410	593
Positions in UDIs or with yield referred to INPC	112	9
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	326	26
Transactions in foreign currency with nominal rate	52,459	4,197
Positions in foreign currency or with yield indexed to the exchange rate	8,578	686
Positions in shares or with yield indexed to the price of one share or set of shares	5,252	420
Positions in commodities	1	0
Impact Capital requirement for Gamma and Vega	1	0

Table III.2

Assets weighted subject to credit risk by risk group

Concept	Capital Requirement
Group I-A (weighted at 0%)	-	-
Group I-A (weighted at 10%)	-	-
Group I-A (weighted at 20%)	-	-
Group I-B (weighted at 2%)	240	19
Group I-B (weighted at 4.0%)	-	-
Group II (weighted at 0%)	-	-
Group II (weighted at 20%)	-	-
Group II (weighted at 50%)	-	-
Group II (weighted at 100%)	26,244	2,099
Group II (weighted at 120%)	-	-
Group II (weighted at 150%)	-	-
Group III (weighted at 2.5%)	-	-
Group III (weighted at 10%)	-	-
Group III (weighted at 11.5%)	-	-
Group III (weighted at 20%)	25,271	2,022
Group III (weighted at 23%)	88	7
Group III (weighted at 25%)	-	-
Group III (weighted at 28.75%)	-	-
Group III (weighted at 50%)	4	0
Group III (weighted at 57.5%)	-	-
Earnings Release | 2Q.2022
Banco Santander México
81

Group III (weighted at 60%)	-	-
Group III (weighted at 75%)	-	-
Group III (weighted at 100%)	18,449	1,476
Group III (weighted at 115%)	-	-
Group III (weighted at 120%)	-	-
Group III (weighted at 138%)	-	-
Group III (weighted at 150%)	-	-
Group III (weighted at 172.5%)	-	-
Group IV (weighted at 0%)	-	-
Group IV (weighted at 20%)	7,647	612
Group V (weighted at 10%)	-	-
Group V (weighted at 20%)	8,939	715
Group V (weighted at 50%)	-	-
Group V (weighted at 115%)	-	-
Group V (weighted at 150%)	-	-
Group VI (weighted at 20%)	1,438	115
Group VI (weighted at 25%)	1,173	94
Group VI (weighted at 30%)	4,920	394
Group VI (weighted at 40%)	3,243	259
Group VI (weighted at 50%)	56,471	4,518
Group VI (weighted at 75%)	33,606	2,688
Group VI (weighted at 100%)	38,996	3,120
Group VI (weighted at 120%)	-	-
Group VI (weighted at 150%)	-	-
Group VI (weighted at 172.5%)	-	-
Group VII-A (weighted at 10%)	-	-
Group VII-A (weighted at 11.5%)	-	-
Group VII-A (weighted at 20%)	2,581	206
Group VII-A (weighted at 23%)	-	-
Group VII-A (weighted at 50%)	1,884	151
Earnings Release | 2Q.2022
Banco Santander México
82

Group VII-A (weighted at 57.5%)	-	-
Group VII-A (weighted at 75%)	9,260	741
Group VII-A (weighted at 85%)	614	49
Group VII-A (weighted at 100%)	100,022	8,002
Group VII-A (weighted at 115%)	-	-
Group VII-A (weighted at 120%)	-	-
Group VII-A (weighted at 138%)	-	-
Group VII-A (weighted at 150%)	-	-
Group VII-A (weighted at 172.5%)	-	-
Group VII-B (weighted at 0%)	-	-
Group VII-B (weighted at 20%)	1,621	130
Group VII-B (weighted at 23%)	-	-
Group VII-B weighted at 50%)	-	-
Group VII-B weighted at 57.5%)	11,473	918
Group VII-B (weighted at 100%)	44,318	3,545
Group VII-B (weighted at 115%)	-	-
Group VII-B (weighted at 120%)	-	-
Group VII-B (weighted at 138%)	-	-
Group VII-B (weighted at 150%)	-	-
Group VII-B (weighted at 172.5%)	-	-
Group VIII (weighted at 115%)	4,831	387
Group VIII (weighted at 150%)	1,359	109
Group IX (weighted at 100%)	18,936	1,515
Group IX (weighted at 115%)	-	-
Group IX (weighted at 150%)	-	-
Group X (weighted at 1250%)	1,229	98
Other Assets (weighted at 0%)	-	-
Other Assets (weighted at 100%)	27,714	2,217
Credit Valuation Adjustment on Derivative Operations	21,583	1,727
Re-securitization with Risk Degree 1 (weighted at 20%)	3,765	301
Earnings Release | 2Q.2022
Banco Santander México
83

Re-securitization with Risk Degree 2 (weighted at 50%)	-	-
Re-securitization with Risk Degree 3 (weighted at 100%)	-	-
Re-securitization with Risk Degree 4 (weighted at 350%)	-	-
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	-	-
ReRe-securitization with Risk Degree 1 (weighted at 40%)	-	-
ReRe-securitization with Risk Degree 1 (weighted at 100%)	-	-
ReRe-securitization with Risk Degree 1 (weighted at 225%)	-	-
ReRe-securitization with Risk Degree 1 (weighted at 650%)	-	-
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	-	-

Table III.3

Operational Risk weighted Assets

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	77,738	6,219

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		68,550

Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060013
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	Ps.15,210,402,155.77
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
Earnings Release | 2Q.2022
Banco Santander México
84

20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060005
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	Ps.14,588,587,852.93
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
Earnings Release | 2Q.2022
Banco Santander México
85

24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Item	Characteristics
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAC72	05969BAC7
		Reg S	USP1507SAG23	P1507SAG2
3	Governing Law	The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York. All additional dispositions related to the determination of Suspension Periods, a Trigger Event (leading to a Writedown), Interest Payment cancellation, Optional Redemption or, the ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican Law, as established in the Indenture and the Notes.
Regulatory Treatment
4	Capital category the Note qualifies as, based on Article 3, Transitory, Resolution 50th	N.A.
5	Capital category the Note qualifies as, based on Annexes 1-Q, 1-R and 1-S	“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group	Subordinated Debt issued by our Credit Institution.
7	Type of Instrument	Tier 2 Subordinated Preferred Capital Notes.
8	Amount acknowledged as regulatory capital	$25,145,225,839.39
9	Instrument's Face Value	$26,173,550,000 (USD $1,300,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Subordinated Debt.
11	Issuance Date	October 1, 2018.
12	Type of Expiration	Expiration Date.
13	Expiration Date	October 1, 2028.
14	Optional Redemption	Subject to certain conditions, the Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole, but not in part, at any date by means of the existence a Withholding Tax Redemption event or a Special Redemption event.
15	Optional Redemption Date	October 1, 2023.
Earnings Release | 2Q.2022
Banco Santander México
86

15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the Notes and resulting in a higher withholding tax applicable to interest payments under the Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, the Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Tax Redemption event or a Special Redemption event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
Earnings Release | 2Q.2022
Banco Santander México
87

31	Write-Down Trigger Events

A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, or (ii) both (A) the CNBV notifies the Issuer that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (x) the Issuer’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (y) the Issuer’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) the Issuer has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) transferring at least seventy five percent (75%) of its shares to an irrevocable trust and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, , in each case, on or before the third (in the case of (A)(z)) or seventh (in the case of (A)(x) or (y)) business day in Mexico, as applicable, following the date on which the CNBV notifies the Issuer of such determination..

32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Notes constitute subordinated preferred indebtedness, and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future unsecured subordinated preferred indebtedness and (iii) senior only to all of the Issuer’s present and future subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock..
36	Does any characteristic of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
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Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$10,066,750,000 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption	Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.
15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause	Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.
Earnings Release | 2Q.2022
Banco Santander México
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20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a)

and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

Earnings Release | 2Q.2022
Banco Santander México
90

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo, Santander Hipotecario and Santander Inclusión Financiera is available on the website

www.santander.com.mx/ir

Earnings Release | 2Q.2022
Banco Santander México
91

Leverage ratio

Table I.1
Integration of the main sources of leverage
	Item	Jun-22
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,465,104
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(55,174)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,409,931
Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	40,442
5	Add-on amounts for PFE associated with all derivatives transactions	46,690
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	87,132
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	80,451
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(45,208)
14	CCR exposure for SFT assets	32,832
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	68,075
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	156,794
18	(Adjustments for conversion to credit equivalent amounts)	(55,193)
19	Off-balance sheet items (sum of lines 17 and 18)	101,601
Capital and total exposures
20	Tier 1 capital	118,832
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,666,739
Leverage ratio
22	Basel III leverage ratio	7.13%
Earnings Release | 2Q.2022
Banco Santander México
92

Table II.1
Comparison total assets and assets adjusted
Reference	Item	Jun-22
1	Total consolidated assets as per published financial statements	1,771,625
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(55,174)
4	Adjustments for derivative financial instruments	(138,937)
5	Adjustment for securities financing transactions	(12,376)
6	Adjustment for off-balance sheet items	101,601
7	Other adjustments	0
	Leverage ratio exposure	1,666,739

Table III.1
Conciliation of total assets and exposure in the balance
Reference	Item	Jun-22
1	Total consolidated assets as per published financial statements	1,771,625
2	operative derivative financial instruments	(226,069)
3	operative securities financing transactions	(80,451)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
	On-balance exposure	1,465,104
Earnings Release | 2Q.2022
Banco Santander México
93

Table IV.1
Variation of the elements
	Mar-22	Jun-22
Concept/Quarter	T-1	T	Variation (%)
Basic Capital	129,221	118,832	(8)
Adjusted assets	1,622,060	1,666,739	3
Leverage ratio	7.97%	7.13%

The information relating to Annex 1-O Leverage Ratio is available on the website

www.santander.com.mx/ir

15. Rik Diversification

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30th, 2003, the following information with respect to credit risk transactions as of June 30th, 2022, is provided:

- The Bank did not grant financing to debtors or groups of individuals representing single common risk greater than amount of core capital Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.46,718 representing the 36.15% of the basic capital of the Bank.

- There are two financings greater than 10% of the basic capital of the Bank, the first with an amount of Ps.53,000 and the second with an amount of Ps.16,498, representing 41.02% and 12.77%, respectively.

16. Internal and external Sources of Liquidity

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly demand and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the domestic and foreign capital markets through the issuance of debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity through sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

Earnings Release | 2Q.2022
Banco Santander México
94

17. Dividends Policy
Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a)       In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)       Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)       Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)       Sound market practices.

e)       Strategies proposed in the banks internal committees.

f)       Compliance with the operation policies and procedures of the institution.

19. Shareholding

19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99
Santander Tecnología México, S.A. de C.V.	99.99

20. Internal Control

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Executive Direction of Non-Financial Risks (Internal Control), Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the annual assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, design and execution of controls, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Tradeway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

Likewise, business continuity is ensured through a Business Continuity Management System aligned with the best practices in the industry and covering the established corporate and local regulatory requirements.

The internal control system includes:

Earnings Release | 2Q.2022
Banco Santander México
95

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

▪	Deputy General of intervention and Management Control
▪	Deputy General Direction of Corporate Resources and Recoveries
▪	Deputy General Direction of Legal
▪	Deputy General Direction of Chief Financial Officer
▪	Deputy General Direction of Commercial Red & EI
▪	Deputy General Direction of Risk
▪	Deputy General Direction of Corporate & Investment Banking
▪	Deputy General Direction of Public Affairs and Strategy
▪	Deputy General Direction of New Businesses
▪	Deputy General Direction of Digital and Innovation
▪	Deputy General Direction of Strategy of Business
▪	Deputy General Direction of Human Resources
▪	Executive Direction of Audit
▪	Deputy Head of Technology
▪	Chief Information Security Officer
▪	Executive Direction of Operations
▪	Executive Direction of Financial Inclusion
▪	Chief of Staff North America
▪	Direction of Coordination and Monitoring

*Organizational structure effective as of June 30th, 2022. For the recent organizational changes announced, please refer the V. Relevant Events section of this report.

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area, via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

▪	Audit Committee
▪	Corporate Practices, Nominating and Compensation Committee
▪	Risk Management Committee
▪	Remuneration Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Earnings Release | 2Q.2022
Banco Santander México
96

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2019.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Transactions with related parties

21. Transactions with related parties

Receivable
Funds available	5,001
Debtors under sale and repurchase agreements	496
Derivatives (asset)	104,525
Performing loan portfolio	4,184
Other receivables, (net)	3,324

Payable
Time deposits	3,502
Demand deposits	4,121
Credit instruments issued	1,021
Creditors under sale and repurchase agreements	3,002
Derivatives (liability)	83,249
Other payables	23,949
Creditors from settlement of transactions	438
Subordinated debentures	34,019

Revenues
Interest	40
Premium on sale and repurchase agreements	9
Others	142

Net Commissions	3,201
Net gain (loss) on financial assets and liabilities	7,925

Expenses
Interest	814
Administrative expenses	606
Technical assistance	1,699

22. Interests on loan portfolio

22. Interests on loan portfolio
As of June 30th, 2022, the consolidated statement of financial position includes, in the item "Interest income", Ps. 41,817 million that correspond to interests from the loan portfolio of Banco Santander México, S.A. and Santander Consumo, S.A. de C.V. SOFOM E.R.
Earnings Release | 2Q.2022
Banco Santander México
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23. Integral Risk Management

23. Integral Risk Management

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

Earnings Release | 2Q.2022
Banco Santander México
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The Value at Risk as of the end of second quarter of 2022 amounted to:

Bank
VaR (Thousands of Mexican pesos)%
Trading Desks	36,033.79	0.02%
Market Making	37,081.42	0.03%
Propietary Trading	15,418.81	0.01%

Risk factor
Interest rate	35,213.19	0.02%
Foreign exchange	9,136.30	0.01%
Equity	1,009.07	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the second quarter of 2022 amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	40,242.21	0.03%
Market Making	37,640.58	0.03%
Proprietary Trading	13,123.48	0.01%

Risk factor
Interest rate	40,235.44	0.03%
Foreign exchange	10,351.38	0.01%
Equity	1,253.23	0.00%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.
▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

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	Sensitivity NIM				Sensitivity MVE
Bank	Apr-22	May-22	Jun-22	Average	Apr-22	May-22	Jun-22	Average
Balance MXN GAP	26%	26%	20%	24%	34%	26%	34%	31%
Scenario	Decrease	Decrease	Increase	N/A	Increase	Increase	Increase	N/A
Balance USD GAP	21%	22%	18%	20%	29%	28%	25%	28%
Scenario	Decrease	Decrease	Decrease	N/A	Decrease	Decrease	Decrease	N/A

*For high volatility currencies, a scenario of +/-100 bps is considered, while for low volatility currencies, a scenario of +/-25 bps is used. The decrease scenario considers a shock of -100/-25 bps, while the increase scenario refers to a shock +100/+25 bps.

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the second quarter of 2022:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	Decrease	(300)	1,063	(1,363)	Increase	(1,451)	2,253	(3,704)
Balance USD GAP	Decrease	(183)	0	(183)	Decrease	(768)	(497)	(271)

*For high volatility currencies, a scenario of +/-100 bps is considered, while for low volatility currencies, a scenario of +/-25 bps is used. The decrease scenario considers a shock of -100/-25 bps, while the increase scenario refers to a shock pf +100/+25 bps.

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk l

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Millions of Pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y
Structural GAP	434,694	(211,082)	(27,064)	(51,160)	93,970	104,931	84,330	36,562	490,703	(86,495)
Non Derivative	413,637	(211,256)	(27,387)	(51,270)	94,223	99,471	83,498	34,802	482,039	(90,482)
Derivatives	21,057	174	323	110	(253)	5,460	832	1,760	8,664	3,987

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,).

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Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.
b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Whitin the credit risk, there is a concept that, due to its specific characteristics, it requires a special management: the Counterparty Credit Risk.

Counterparty Credit Risk (CCR) is defined as the risk that may arise from total or partial breach of the financial obligations contracted with the entity. It is a bilateral credit risk, as it may affect both parties of the transaction, and it is uncertain, since it is conditioned by the behaviour of markets, which are volatile.

The financial securities that generates this exposure are the financial derivatives, repurchase agreements (REPOs) and security lending. The management and control of this type of credit risk is carried out by a specific team with an organizational structure independent from the business teams.

For the control of the counterparty credit lines, the Equivalent Credit Risk (REC) is used. The REC is the metric that represents the peak exposure or the highest potential future exposure value at a specific time interval and it can be obtained in the following ways:

•	Gross REC: it measures the exposure without considering netting and collateral agreements. It´s obtained at a transaction level and at other levels of aggregation.
•	Net REC: it measures the exposure considering netting and collateral agreements and personal or financial guarantees. It´s calculated at a netting agreement level and at other levels of aggregation.
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In addition to the Counterparty Risk, there is the issuing risk, which is generated by the acquisition and / or direct disposal of public and private instruments of authorized securities and the Settlement Risk, also known for Herstatt risk for FX trading, is the risk that is generated in the exchange of securities when one of the parties fails to deliver the securities/currency/cash, committed by contract, having received the amount from the other party.

The control of Counterparty Risk is performed in a daily basis using the Interactive Risk Integrated System (IRIS), which allows to know the credit line availability for all the counterparties, for any of the instruments already mentioned and term.

For the process of control for this risk, Financial Risk Division oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Risk Management Committee, with respect to the limits to Counterparty Credit Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. Also, in a monthly basis, is presented to the Risk Management Committee the present value of the expected loss for the actual portfolio of derivatives and repos in a base scenario and two other stressed scenarios (LGD and PD).

Currently, Banco Santander has lines of counterparty credit risk with the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit and Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Credit Risk and Issuer Risk of Banco Santander for the 2Q of 2022:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Apr-22	May-22	Jun-22	Average
Sovereign Risk, Development Banking and Financial Institutions	1,136	1,285	962	1,127
Corporates	387	416	393	399
Project Finance	194	181	187	187
Companies	125	166	131	141
Mart to Market
Millions of U.S. Dollars
Segment	Apr-22	May-22	Jun-22	Average
Sovereign Risk, Development Banking and Financial Institutions	21,334	22,310	21,369	21,671
Corporates	(396)	(304)	(346)	(348)
Project Finance	(34)	(17)	(40)	(31)
Companies	(156)	(111)	(145)	(137)

Weighted Rating
Segment	Apr-22	May-22	Jun-22	Average
Sovereign Risk, Development Banking and Financial Institutions	7.1	6.9	7.0	7.0
Corporates	6.4	6.5	6.5	6.5
Project Finance	5.6	5.6	5.5	5.5
Companies	5.6	5.6	5.6	5.6

The average rating was calculated by weighting internal rating by exposure

Equivalent Net Credit Risk of the lines of Issuer Risk of Banco Santander for the 2Q of 2021:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Apr-22	May-22	Jun-22	Average
Sovereign Risk, Development Banking and Financial Institutions	22,152	23,011	22,256	22,473
Corporates	11	12	12	12
Project Finance	0	0	0	0
Companies	0	0	0	0
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The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the 2Q of 2022, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Gross REC distribution
Type of Derivative	End of 2Q22
Interest Rate Derivatives	43.51%
Exchange Rate Derivatives	56.30%
Bonds Derivatives	0.00%
Equity Derivatives	0.19%
Total	100.00%

The Expected Loss of Banco Santander at the end of the quarter of 2022, and the quarterly average of the expected loss of the lines of Counterparty risk of Banco Santander are:

Expected Loss
Millions of U.S.Dollars
Segment	Apr-22	May-22	Jun-22	Average
Sovereign Risk, Development Banking and Financial Institutions	1.99	3.43	2.71	2.71
Corporates	3.72	3.76	5.19	4.23
Project Finance	0.88	0.90	1.06	0.95
Companies	1.23	1.53	1.77	1.51

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the 2Q of 2022:

Collateral received for derivatives
Average
Cash	79.87%
Debt issued by the Mexican Government	8.93%
Debt issued by Sovereigns other than the Mexico	11.20%

Note: In the event that the credit rating of Banco Santander is lowered, there would be no impact on the amount of real guarantees that the Institution would have to provide, because the guarantee contracts with a threshold greater than 0 are unilateral in favor of the Institution.

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement. In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty. These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement. The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve. There are two types of margins for derivatives:

•	Variation Margin: it refers to collateral delivered by a counterparty to another counterparty in order to meet its obligations under one or more transactions between the parties, as a result of a change in the value of such obligations since the last time those collaterals were delivered.
•	Initial Margin: it refers to the collateral received by a counterparty to cover its current and future exposure in the interval between the last receipt of margin and the settlement of positions or the coverage of market risk after a default by the other counterparty.

The control of wrong-way risk is also performed by the counterparty credit risk team. This risk occurs when the "exposure to a counterparty is adversely correlated with the credit quality of that counterparty", in short it arises when default risk and credit exposure increase together. In Banco Santander (Mexico) the deals with wrong-way risk receive a special treatment, they are not included in the netting set and must have an independent CSA, so the exposure is limited.

Legal Risk

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Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore, the institution has established policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves mainly the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander México; this includes:l

-	Risk appetite, defined as the level of risk that the Bank is willing to accept
-	Loss annual budget, ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize, develop a cost-benefit study and indicators should be implemented to help us evaluate the effectiveness of these actions.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

During the second quarter of 2022, the monthly average Operational Risk loss reported by Banco Santander México is Ps.28.8 million. This amount represents a decrease of 53% compared to the same period in 2021.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander México has adopted a corporate model for the management of technological risk (which includes cyber risks), integrated into the service and support processes of the technological areas, to identify, evaluate, monitor, control, mitigate and report the technological risks to which the operation is exposed. This model allows the establishment of control measures to reduce the probability of risks materializing or, minimize the impact of those risks.

Processes and levels of authorization

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Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporaivo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporaivo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.       Methodology of Valuation

1)	Trading purposes
a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets
i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a quarter party.

2)	Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

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a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.
b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.
b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.
b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.       Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.       Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the second quarter of 2022, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

During the second quarter of 2022, the number or expired derivative financial instruments and closed positions was as follows:

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Summary of Derivative Financial Instruments
Million Pesos as of June 30th, 2022

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	432,324	1,411	4,067
Forwards	Equity	Trading	200	6	0

Futures	Foreign Currency	Trading	68,856	0	0
7Futures	Market Index	Trading	636	0	0

Options	Equity	Trading	7,411	(1,866)	(1,748)
Options	Foreign Currency	Trading	176,700	(391)	(222)
Options	Market Index	Trading	118	1	(6)
Options	Interest Rate	Trading	161,120	(509)	(363)

Swaps	Cross Currency	Trading	885,738	2,910	2,110
Swaps	Interest Rate	Trading	7,297,435	(3,246)	(423)
Swaps	Equity	Trading	450	(212)	(291)

Forwards	Foreingn Currency	Hedging	61,791	3,063	1,014

Swaps	Cross Currency	Hedging	39,367	1,642	(136)
Swaps	Interest Rate	Hedging	106,813	3,559	2,846

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the secondt quarter of 2022, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the second quarter of 2022, the number or expired derivative financial instruments and closed positions was as follows:

Description	Maturities	Closed Positions
CAPS AND FLOORS	417	20
EQUITY FORWARD	0	0
OTC EQ	34	0
OTC FX	1,667	1
SWAPTIONS	0	0
FX FORWARD	31,602	99
IRS	1,730	113
CCS	231	18
EQUITY SWAP	0	1

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the second quarter of 2022, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the second. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

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1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the second quarter of 2022:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	(1.08)	1.41

Vega Risk factor
	EQ	FX	IR
Total	(0.01)	0.02	(1.08)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	0.42	5.14

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.
o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.
•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.
o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.
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•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.
o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the second quarter of 2022:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	(9)
Remote scenario	(841)
Possible scenario	(415)

24. Disclosure of the Liquidity Coverage Ratio

24. Disclosure of the Liquidity Coverage Ratio

On August 23, 2021, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014 and June 14 th, 2018.

These regulations came into effect on March 1st, 2022.

During the second quarter of 2022, the weighted average CCL for the Bank is 181.65%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

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		Single Calculation		Consolidated Calculation
Million pesos		Amount unweighted (average)	Weighted amount (average)
				Amount unweighted (average)	Weighted amount (average)
Liquidity Assets
1	Total high-quality liquid assets	Not applicable	281,833	Not applicable	281,833
Cash Outflows
2	Unsecured retail financing	301,266	16,931	301,266	16,931
3	Stable funding	263,918	13,196	263,918	13,196
4	Less stable funding	37,348	3,735	37,348	3,735
5	Unsecured wholesale funding	458,836	178,454	458,836	178,454
6	Operational deposits	222,901	51,773	222,901	51,773
7	Non-operational deposits	197,187	87,932	197,187	87,932
8	Unsecured debt	38,749	38,749	38,749	38,749
9	Secured wholesale funding	Not applicable	610	Not applicable	610
10	Additional requirements:	101,248	18,272	221,894	24,283
11	Outflows related to derivatives exposures and other collateral requirements	37,236	13,798	37,236	13,798
12	Outflows related to loss of funding on debt products	0	0	0	0
13	Credit and liquidity facilities	64,012	4,474	184,658	10,486
14	Other contractual funding obligations	91,525	317	91,525	317
15	Other contingent funding obligations	11,191	11,191	11,192	11,192
16	Total Cash Out	Not applicable	225,774	Not applicable	231,787
Cash Inflows
17	Cash inflows secured transactions	95,326	1,243	95,326	1,243
18	Cash inflows from operations unsecured	105,070	70,671	105,500	69,331
19	Other cash inflows	4,970	4,970	4,970	4,970
20	Total Cash Inflows	205,365	76,884	205,796	75,543
	Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	281,833	Not applicable	281,833
22	Total Net Cash Out	Not applicable	148,891	Not applicable	156,244
23	Liquidity Coverage Ratio	Not applicable	190.98%	Not applicable	181.65%

The presented numbers are subject to review and therefore they might suffer changes.

Notes related to the Liquidity Coverage Ratio

a)       Natural days contemplated in the quarterly report.

•	91 days.

b)       Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components.

•	During the second quarter, despite the decrease in liquid assets that primarily fund the growth of the loan portfolio, the CCL shows a marginal reduction, due to an improvement in the mix of deposits that compensates this effect.

c)       Changes of major components within the quarter report.

•	During the second quarter, despite the decrease in liquid assets that primarily fund the growth of the loan portfolio, the CCL shows a marginal reduction, due to an improvement in the mix of deposits that compensates this effect.

d)       Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)       Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.
•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)       Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)       Currency mismatch.

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•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)       Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", and any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.
•	The liquidity management of all Bank subsidiaries is centralized.

i)       Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

j)       The Coefficient impact of the incorporation of the Entities Subject to Consolidation, as well as the outflows derived from financial support for entities and societies that are part of the same financial group, consortium or business group that, in accordance with the Policies and Criteria, the institution's board of directors has authorized to grant.

•	The CCL does not suffer an impact meanwhile the entities that could generate some liquidity requirement were already included in the calculation and no additional entities were identified that could generate an additional impact on liquidity.

Additional notes for the previous quarter

I.       Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.
•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.
b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.
•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.
•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.
•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 1Q22, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.
31/03/2022	Term	Amount
Million pesos
Consolidated	90 days	272,975
Local Currency	90 days	114,749
Foreign Currency	30 days	163,350
c)	Balance sheet maturity liquidity gap including off balance sheet accounts.
•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of March 31, 2022. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.
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Million pesos	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive
Money Market	91,058	34,327	0	0	0	0	0	0	56,731
Loans	1,091,299	66,089	116,895	84,379	121,024	297,780	130,731	247,310	27,091
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	3,099	0	0	0	0	0	0	0	3,099
Securities	584,912	16,087	69,076	24,831	50,003	121,263	114,175	43,188	146,289
Permanent	29041	0	0	0	0	0	0	0	29041
Other Balance Sheet Assets	2,785,283	0	0	0	0	0	0	0	2,785,283
Total Balance Sheet Assets	4,584,692	116,504	185,970	109,209	171,027	419,043	244,906	290,498	3,047,535
Money Market	(213,239)	(79,675)	(103)	(103)	0	0	0	0	(133,358)
Deposits	(764,916)	(262,235)	(29,394)	(18,979)	(19,693)	(52,517)	(40,917)	(341,182)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(208,083)	(7,225)	(11,594)	(6,903)	(41,752)	(42,046)	(66,850)	(8,837)	(22,875)
Equity	(167,229)	0	0	0	0	0	0	0	(167,229)
Other Balance Sheet Liabilities	(2,829,537)	0	0	0	0	0	0	0	(2,829,537)
Total Balance Sheet Liabilities	(4,183,004)	(349,134)	(41,091)	(25,985)	(61,445)	(94,563)	(107,768)	(350,019)	(3,153,000)
Total Balance Sheet Gap	401,687	(232,631)	144,880	83,225	109,582	324,480	137,139	(59,522)	(105,465)
Total Off-Balance Sheet Gap	10,410	(18,024)	295	653	5,038	5,570	1,512	3,347	12,019
Total Structural Gap		(300,654)	144,839	82,666	113,589	329,847	138,651	(56,175)	(40,665)
Accumulated Gap		(755,938)	(155,816)	(73,150)	2,204	370,286	508,937	452,762	412,097

II.       Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.
•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.
•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.
b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.
•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.
•	The funding strategy of all subsidiaries is centralized.

c)       Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)       Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.
•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)       Description of contingent financing plans.

The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally, we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

Earnings Release | 2Q.2022
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24a. Disclosure of the Net Stable Funding Ratio

24a. Disclosure of the Net Stable Funding Ratio

On August 23, 2021, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014 and June 14 th, 2018.

These regulations came into effect on March 1st, 2022.

During the second quarter of 2022, the CFEN for the Bank is 123.50%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

		Single Calculation					Consolidated Calculation
Million pesos		Unweighted Amount by residual term				Weighted Amount	Unweighted Amount by residual term				Weighted Amount
		Without maturity	< 6 months	From 6 months to < 1 year	>1 year		Without maturity	< 6 months	From 6 months to < 1 year	>1 year
ELEMENTS AMOUNT OF STABLE FINANCING AVAILABLE
1	Capital	172,550	-	-	-	172,550	172,550	-	-	-	172,550
2	Fundamental Capital and non-fundamental basic Capital.	172,550	-	-	-	172,550	172,550	-	-	-	172,550
3	Other Capital instruments.	-	-	-	-	-	-	-	-	-	-
4	Retail Deposits	-	334,506	3,196	29	318,699	-	334,506	3,196	29	318,699
5	Stable Deposits.	-	292,256	2,510	23	280,051	-	292,256	2,510	23	280,051
6	Less Stable Deposits.	-	42,250	686	6	38,649	-	42,250	686	6	38,649
7	Wholesale Financing	-	741,331	32,178	74,987	373,238	-	741,331	32,178	74,987	373,238
8	Operational Deposits.	-	10,687	-	-	5,344	-	10,687	-	-	5,344
9	Other Wholesale Financing.	-	730,644	32,178	74,987	367,894	-	730,644	32,178	74,987	367,894
10	Interdependent Liabilities	-	-	-	-	-	-	-	-	-	-
11	Other Liabilities	-	109,917			26,312	-	114,016			26,312
12	Derivative Liabilities for purposes of the Net Stable Funding Ratio	Not applicable	-			Not applicable	Not applicable	-			Not applicable
13	All Liabilities and own resources not included in the previous categories.	-	83,605	-	26,312	26,312	-	87,704	-	26,312	26,312
14	Total Amount of Stable Financing Available	Not applicable	Not applicable	Not applicable	Not applicable	890,800	Not applicable	Not applicable	Not applicable	Not applicable	890,800
ELEMENTS AMOUNT OF STABLE FINANCING REQUIRED
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15	Total eligible Liquid Assets for purposes of the Net Stable Funding Ratio.	Not applicable	Not applicable	Not applicable	Not applicable	24,237	Not applicable	Not applicable	Not applicable	Not applicable	24,237
16	Deposits in other Financial Institutions for Operational purposes.	-	2,399	-	-	1,199	-	2,399	-	-	1,199
17	Current Loans and Securities	2,344	342,720	63,453	383,454	457,115	2,344	309,764	83,481	434,526	513,692
18	Guaranteed financing granted to Financial Entities with Liquid Assets eligible for Level I.	-	102,367	-	-	10,237	-	102,367	-	-	10,237
19	Guaranteed financing granted to Financial Entities with eligible liquid assets other than level I.	-	64,588	916	2,030	12,176	-	8,506	918	2,039	3,774
20	Guaranteed financing granted to Counterparties other than Financial Entities, which	-	169,676	47,733	218,703	283,950	-	192,802	67,759	269,764	348,928
21	They have a Credit Risk weight of less than or equal to 35% according to the Basel II Standard Method for Credit Risk.	-	39,890	3,526	53,260	56,327	-	39,890	3,526	53,260	56,327
22	Mortgage Loans (current), of which	-	6,089	4,697	145,387	128,972	-	6,089	4,697	145,387	128,972
23	They have a Credit Risk weight of less than or equal to 35% according to the Standard Method established in the Provisions.	-	-	-	-	-	-	-	-	-	-
24	Debt securities and shares other than Eligible Liquid Assets (that are not in default).	2,344	-	10,107	17,335	21,780	2,344	-	10,107	17,335	21,780
25	Interdependent Assets.	-	-	-	-	-	-	-	-	-	-
26	Other Assets	121,732	178,109			160,805	128,309	179,294			168,547
27	Physically traded basic raw materials (Commodities), including Gold.	-	Not applicable	Not applicable	Not applicable	-	-	Not applicable	Not applicable	Not applicable	-
28	Initial margin granted in transactions with derivative financial instruments and contributions to the loss absorption fund of central counterparties	Not applicable	13,279			11,287	Not applicable	13,279			11,287
29	Derivative Assets for purposes of the Net Stable Funding Ratio.	Not applicable	-			-	Not applicable	-			-
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30	Derivative Liabilities for Net Stable Funding Ratio purposes before deduction for initial margin variation	Not applicable	-			2,340	Not applicable	-			2,340
31	All assets and operations not included in the previous categories.	121,732	126,793	1,495	36,543	147,178	128,309	126,822	1,816	37,377	154,921
32	Off-balance sheet transactions.	Not applicable	155,103			7,755	Not applicable	277,848			13,892
33	Total Amount of Stable Financing Required.	Not applicable	Not applicable	Not applicable	Not applicable	651,111	Not applicable	Not applicable	Not applicable	Not applicable	721,568
34	Net Stable Funding Ratio (%).	Not applicable	Not applicable	Not applicable	Not applicable	136.89%	Not applicable	Not applicable	Not applicable	Not applicable	123.50%

The presented numbers are subject to review and therefore they might suffer changes.

Notes related to the Net Stable Funding Ratio

a)	Main causes of the results of the Net Stable Funding Ratio and the evolution of its main components;
•	During the second quarter, it was observed that the ratio fell consistent with an increase in the credit portfolio.
b)	Changes of major components within the quarter report.
•	During the second quarter, it was observed that the ratio fell consistent with an increase in the credit portfolio.
c)	Evolution of the composition of Amount of Stable Financing Available and Amount of Stable Financing Required.
•	The Stable Financing Required has shown growth in recent months due to the reactivation of the Loan Portfolio, which has mostly been funded with Issues, and an increase in Deposits.
d)	The Net Stable Funding Ratio impact of the incorporation of the Entities Subject to Consolidation.
•	The Net Stable Funding Ratio does not suffer an impact meanwhile the entities that could generate some liquidity requirement were already included in the calculation and no additional entities were identified that could generate an additional impact on liquidity.

Earnings Release | 2Q.2022
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25. Implementation of effective interest rate in 2022

25. Implementation of effective interest rate in 2022

Acording the provisions of the Eleventh Transitory Article of the Resolution that amending the General Provisions applicable to Credit Institutions published on September 23th, 2021 in the Federal Official Gazette, the Bank opted, in determining the cost amortized referred to in accounting criterion B-6 "Loan Portfolio", to continue using the contractual interest rate, as well as the straight-line method for recognizing the accrued interest on its loan portfolio. The Commissions collected and transaction costs during fiscal year 2022, as indicated in accounting criteria B-6 "Loan Portfolio" valid until December 31st, 2021.

The foregoing was notified in writing to the Vice Presidency of Supervision of Financial Groups and Intermediaries A of the Mexican National Banking and Securities Commission on December 16th, 2021 and with a scope dated April 5th, 2022. These notification documents explained in detail the reasons why the Bank is not in a position to apply the aforementioned effective interest rate during fiscal year 2022, together with the program for its implementation.

It is important to highlight that the Administration analyzed and determined that the difference between the recognition of the amortization of the commissions charged for the granting of the loan and the transaction costs during the life of the loan using the effective interest rate as indicated in the accounting criteria B-6 "Loan Portfolio" has little relative importance with respect to recognition using the straight-line method for these same concepts, as indicated in accounting criteria B-6 "Loan Portfolio" valid until December 31st, 2021. The foregoing taking into account the provisions of the Financial Information Standard (NIF) A-1 "Structure of Information Standards" and NIF A-4 "Qualitative Characteristics of Financial Statements" issued by the Mexican Council of Financial Information Standards , A.C. (CINIF) in the preparation and presentation of the Bank's financial statements.

26. Underlying Assets

26. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on to monthly basis at the Internet site https://www.santander.com.mx/personas/regulacion/titulos.html ,the information regarding the behavior of the Underlying Assets of the Series in effect.

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Indexes

Index	Ticker Symbol
Eurostoxx 50	SX5E
i)	Eurostoxx 50

Description

Eurostoxx 50 is a stock index of the European zone designed by Stoxx Ltd, an index supplier of Deutsche Böese and SIX Group. Its goal is to provide a “blue chip” representation of the leaders of the European zone.

Methodology

The index universe is defined as all the components of the 19 Euro Stoxx indexes of the supersector. The components stocks are ranked regarding the shares outstanding. The more floating shares are added to the selection list until the coverage is closed, but without not exceeding 60% of the free floatation from the Total Euro Stoxx Market Index (TMI). If the following ordered stocks have a coverage of nearly 60% in absolute terms, then they will be added to the selected list.

Any remaining stock that is an actual component of the index is added to the selection list.

The listed stocks are ordered from the highest to the lowest. The actions in the list are ordered from highest to lowest shares. In exceptional cases, the Oversight Committee may add or remove stocks to the list.

Selection of the shares:

• The 40 stocks with more outstanding shares in the selection list are chosen as components.
• Any remaining component of the Euro Stoxx 50 index place between 41 and 60 is added as index component
• If the number of components is still less than 50 , then the actions with the highest number of shares outstanding are added to make 50 shares.

Frequency of Review
The index composition is reviewed annually in September. The components are monitored monthly.

Weighting

The index is weighted by market capitalization of free float. The weight of each component is capped to 10% of the free float market. Free float weights are reviewed quarterly.

Here the list of values in the sample:

Ticker	Name	Ticker	Name
OR FP Equity	L'Oreal SA	ISP IM Equity	Intesa Sanpaolo SpA
DG FP Equity	Vinci SA	ENI IM Equity	Eni SpA
BBVA SQ Equity	Banco Bilbao Vizcaya Argentaria SA	ABI BB Equity	Anheuser-Busch InBev SA/NV
ASML NA Equity	ASML Holding NV	ADYEN NA Equity	Adyen NV
SAN SQ Equity	Banco Santander SA	SAN FP Equity	Sanofi
PHIA NA Equity	Koninklijke Philips NV	ENEL IM Equity	Enel SpA
TTE FP Equity	TotalEnergies SE	SU FP Equity	Schneider Electric SE
AI FP Equity	Air Liquide SA	ALV GY Equity	Allianz SE
CS FP Equity	AXA SA	AIR FP Equity	Airbus SE
BNP FP Equity	BNP Paribas SA	BAYN GY Equity	Bayer AG
BN FP Equity	Danone SA	BMW GY Equity	Bayerische Motoren Werke AG
EL FP Equity	EssilorLuxottica SA	CRH ID Equity	CRH PLC
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MC FP Equity	LVMH Moet Hennessy Louis Vuitton SE	BAS GY Equity	BASF SE
KER FP Equity	Kering SA	SIE GY Equity	Siemens AG
SAF FP Equity	Safran SA	VOW3 GY Equity	Volkswagen AG
AD NA Equity	Koninklijke Ahold Delhaize NV	MUV2 GY Equity	Munich Re
IBE SQ Equity	Iberdrola SA	SAP GY Equity	SAP SE
RMS FP Equity	Hermes International	RI FP Equity	Pernod Ricard SA
INGA NA Equity	ING Groep NV	ADS GY Equity	adidas AG
STLA IM Equity	Stellantis NV	DTE GY Equity	Deutsche Telekom AG
LIN GY Equity	Linde PLC	DPW GY Equity	Deutsche Post AG
PRX NA Equity	Prosus NV	MBG GY Equity	Mercedes-Benz Group AG
ITX SQ Equity	Industria de Diseno Textil SA	IFX GY Equity	Infineon Technologies AG
KNEBV FH Equity	Kone Oyj	DB1 GY Equity	Deutsche Boerse AG
FLTR ID Equity	Flutter Entertainment PLC	VNA GY Equity	Vonovia SE

For more information on this index regarding its background, main characteristics and the criteria for the selection of issuers, please visit www.stoxx.com

Historical Evolution:

Comparison base: June 30, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	3,388.22	3,697.40	422,016,943.08
2018	2,937.36	3,672.29	495,508,357.82
2019	2,954.66	3,782.27	450,435,611.05
2020	2,385.82	3,865.18	518,941,433.31
2021	3,481.44	4,401.49	326,130,347.13
1st Sem. 2020	2,385.82	3,865.18	629,402,342.08
2nd Sem. 2020	2,958.21	3,581.37	409,681,186.58
1st Sem. 2021	3,481.44	4,158.14	338,311,281.07
2nd Sem. 2021	3,928.53	4,401.49	314,148,015.38
October 2021	4,054.36	4,392.15	337,839,032.39
November 2021	3,829.29	4,224.45	473,102,702.57
December 2021	3,505.29	4,002.18	550,756,855.94
January 2022	3,721.36	3,951.12	414,813,064.20
February 2022	3,526.86	3,841.62	362,627,392.90
March 2022	3,427.91	3,838.42	405,335,685.77

Historical Volatility:

Earnings Release | 2Q.2022
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118

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

SXE406R DC069

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 0.00
5.00	189.76	Ps. 5.00
10.00	379.51	Ps. 10.00
15.00	569.27	Ps. 15.00
20.00	759.03	Ps. 20.00
25.00	948.78	Ps. 25.00
30.00	1,138.54	Ps. 30.00
35.00	1,328.30	Ps. 35.00
40.00	1,518.05	Ps. 40.00
45.00	1,707.81	Ps. 45.00
50.00	1,897.57	Ps. 50.00
55.00	2,087.32	Ps. 55.00
60.00	2,277.08	Ps. 60.00
65.00	2,466.83	Ps. 65.00
70.00	2,656.59	Ps. 70.00
75.00	2,846.35	Ps. 75.00
Earnings Release | 2Q.2022
Banco Santander México
119

80.00	3,036.10	Ps. 80.00
85.00	3,225.86	Ps. 85.00
90.00	3,415.62	Ps. 90.00
93.00	3,529.47	Ps. 93.00
95.00	3,605.37	Ps. 95.00
100.00	3,795.13	Ps. 141.50
101.00	3,833.08	Ps. 141.50
103.00	3,908.98	Ps. 141.50
108.00	4,098.74	Ps. 141.50
110.00	4,174.64	Ps. 141.50
115.00	4,364.40	Ps. 141.50
120.00	4,554.16	Ps. 141.50
130.00	4,933.67	Ps. 141.50
134.00	5,085.47	Ps. 141.50
139.00	5,275.23	Ps. 141.50
144.00	5,464.99	Ps. 141.50
149.00	5,654.74	Ps. 141.50
154.00	5,844.50	Ps. 141.50
159.00	6,034.26	Ps. 141.50

Shares

For more information regarding stocks, investors may consult the following Internet sites

www.bmv.com.mx

www.bloomberg.com

Bloomberg page does not constitute a part of the prospectus and consequently, the Commission did not review it.

Some Issuers have a Market Maker. The effect of the performance of the market maker is reflected as an increase in the levels of operation and an improvement in the bid-offer spread of the prices of the stocks of the corresponding Issuer.

Stock	Ticker
ADOBE Inc.	ADBE *
Alibaba Group Holding Limited	BABA N
Bank of America Corporation	BAC *
Citigroup Inc.	C *
Ishares China Large-CAP ETF	FXI *
Ishares Biotechnology ETF	IBB *
iShares Global Energy ETF	ICLN *
Johnson & Johnson	JNJ *
MercadoLibre Inc.	MELI *
Meta Platforms, Inc.	META *
Moderna, Inc.	MRNA *
NIKE, Inc.	NKE *
NVIDIA Corporation	NVDA *
Paypal Holdings, Inc.	PYP L*
Invesco QQQ Trust	QQQ *
Sanofi	SAN1 N
Spotify Technology S.A.	SPOT N
SPDR S&P 500 ETF Trust	SPY *
Uber Technologies, Inc.	UBER *
Visa, Inc.	V *
Energy Select Sector SPDR	XLE *
Finalcial Select Sector SPDR	XLF *
Earnings Release | 2Q.2022
Banco Santander México
120

(i)	ADOBE Inc. (ADBE *)

Stock Market where it is quoted

NASDAQ

Description:

Adobe Inc. develops, commercialize, and supports software products and technologies. Its products allow users express and use information in all print and electronic media. Offers a line of software application products, font products, and content to create, distribute, and manage information.

Historical Evolution:

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	138.41	185.40	2,401,052.68
2018	175.24	275.49	3,375,495.48
2019	215.70	331.20	2,691,140.37
2020	285.00	533.80	3,108,084.07
2021	421.20	688.37	2,396,435.33
1st Sem. 2020	285.00	440.55	3,480,350.00
2nd Sem. 2020	426.29	533.80	2,739,864.50
1st Sem. 2021	421.20	590.75	2,517,236.67
2nd Sem. 2021	549.77	688.37	2,277,603.59
October 2021	493.05	567.06	3,861,877.45
November 2021	429.45	535.98	3,816,911.32
December 2021	411.50	471.18	4,239,346.55
January 2022	395.95	468.81	2,738,117.33
February 2022	376.91	428.22	3,447,846.77
March 2022	360.79	441.28	4,013,483.03
Earnings Release | 2Q.2022
Banco Santander México
121

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

ADB310L DC015

Market price	Observed price	Observation dates 1 to 5	Observation dates 1 to 5	Observation date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
23.00	5.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
46.01	10.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
69.01	15.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
92.01	20.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
115.02	25.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
138.02	30.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
161.02	35.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
184.02	40.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
207.03	45.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
230.03	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
253.03	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
276.04	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
299.04	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
322.04	70.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
345.05	75.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
368.05	80.00	Ps. 3.30	Ps. 0.00	Ps. 80.00
391.05	85.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
414.05	90.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
437.06	95.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
460.06	100.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
483.06	105.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
506.07	110.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
529.07	115.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
552.07	120.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
575.08	125.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
598.08	130.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
621.08	135.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
644.08	140.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
Earnings Release | 2Q.2022
Banco Santander México
122

(ii)	Alibaba Group Holding Limited (BABA N)

Stock Market where it is quoted

New York Stock Exchange

Description:

Alibaba Group Holding Limited operates as a holding company. It offers internet infrastructure, e-commerce, online financial services, and internet content through its subsidiaries. It offers its products and services all over the world.

Historical Evolution:

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	140.90	191.19	17,551,853.45
2018	131.89	210.86	20,258,630.77
2019	130.60	216.38	15,983,655.91
2020	176.34	317.14	19,206,193.89
2021	111.96	270.83	20,607,744.64
1st Sem. 2020	176.34	230.48	18,380,656.76
2nd Sem. 2020	215.95	317.14	20,022,757.78
1st Sem. 2021	206.08	270.83	17,241,161.16
2nd Sem. 2021	111.96	221.87	23,919,438.17
October 2021	111.79	137.41	24,584,001.94
November 2021	105.19	127.22	18,882,292.25
December 2021	76.76	117.24	49,536,563.74
January 2022	83.99	117.50	28,409,282.03
February 2022	81.09	101.41	23,455,135.87
March 2022	93.21	119.62	37,548,461.63
Earnings Release | 2Q.2022
Banco Santander México
123

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

BAB204L DC053

Observed Price	Market Price	Payment Rights
0	0.00	Ps. 90.00
5	7.40	Ps. 90.00
10	14.81	Ps. 90.00
15	22.21	Ps. 90.00
20	29.61	Ps. 90.00
25	37.01	Ps. 90.00
30	44.42	Ps. 90.00
35	51.82	Ps. 90.00
40	59.22	Ps. 90.00
45	66.62	Ps. 90.00
50	74.03	Ps. 90.00
55	81.43	Ps. 90.00
60	88.83	Ps. 90.00
65	96.23	Ps. 90.00
70	103.64	Ps. 90.00
75	111.04	Ps. 90.00
80	118.44	Ps. 90.00
85	125.84	Ps. 90.00
90	133.25	Ps. 90.00
95	140.65	Ps. 95.00
100	148.05	Ps. 100.00
105	155.45	Ps. 108.00
110	162.86	Ps. 116.00
115	170.26	Ps. 124.00
120	177.66	Ps. 132.00
125	185.06	Ps. 140.00
130.1	192.61	Ps. 112.00
135	199.87	Ps. 112.00
140	207.27	Ps. 112.00
145	214.67	Ps. 112.00
150	222.08	Ps. 112.00
155	229.48	Ps. 112.00
Earnings Release | 2Q.2022
Banco Santander México
124

BAB207R DC062

Observed Price	Market Price	Payment Rights
0.00	0.00	Ps. 0.0000
5.00	6.57	Ps. 5.0000
10.00	13.14	Ps. 10.0000
15.00	19.71	Ps. 15.0000
20.00	26.27	Ps. 20.0000
25.00	32.84	Ps. 25.0000
30.00	39.41	Ps. 30.0000
35.00	45.98	Ps. 35.0000
40.00	52.55	Ps. 40.0000
45.00	59.12	Ps. 45.0000
50.00	65.69	Ps. 50.0000
55.00	72.25	Ps. 55.0000
60.00	78.82	Ps. 60.0000
65.00	85.39	Ps. 65.0000
70.00	91.96	Ps. 70.0000
75.00	98.53	Ps. 75.0000
80.00	105.10	Ps. 80.0000
85.00	111.66	Ps. 85.0000
90.00	118.23	Ps. 90.0000
95.00	124.80	Ps. 95.0000
100.00	131.37	Ps. 100.0000
102.00	134.00	Ps. 103.0000
101.00	132.68	Ps. 101.5000
103.00	135.31	Ps. 104.5000
108.00	141.88	Ps. 112.0000
113.01	148.46	Ps. 119.5150
117.01	153.72	Ps. 125.5150
118.01	155.03	Ps. 127.0150
118.01	155.03	Ps. 127.0150
129.00	169.47	Ps. 143.5000
134.00	176.04	Ps. 150.0250
139.00	182.60	Ps. 150.0250
144.00	189.17	Ps. 150.0250
149.00	195.74	Ps. 150.0250
154.00	202.31	Ps. 150.0250
Earnings Release | 2Q.2022
Banco Santander México
125

BAB302R DC063

Observed Price	Market Price	Payment Rights
0.00	0.00	Ps. 70.00
5.00	5.95	Ps. 70.00
10.00	11.90	Ps. 70.00
15.00	17.85	Ps. 70.00
20.00	23.80	Ps. 70.00
25.00	29.75	Ps. 70.00
30.00	35.70	Ps. 70.00
35.00	41.65	Ps. 70.00
40.00	47.60	Ps. 70.00
45.00	53.55	Ps. 70.00
50.00	59.50	Ps. 70.00
55.00	65.44	Ps. 70.00
60.00	71.39	Ps. 70.00
65.00	77.34	Ps. 70.00
70.00	83.29	Ps. 70.00
75.00	89.24	Ps. 75.00
80.00	95.19	Ps. 80.00
85.00	101.14	Ps. 85.00
90.00	107.09	Ps. 90.00
95.00	113.04	Ps. 95.00
100.00	118.99	Ps. 100.00
102.00	121.37	Ps. 100.00
101.00	120.18	Ps. 100.00
103.00	122.56	Ps. 100.00
105.00	124.94	Ps. 100.00
110.01	130.90	Ps. 106.51
117.01	139.23	Ps. 115.61
118.01	140.42	Ps. 116.91
115.01	136.85	Ps. 113.01
129.00	153.50	Ps. 131.20
134.00	159.45	Ps. 137.70
139.00	165.40	Ps. 144.20
144.00	171.35	Ps. 150.05
149.00	177.30	Ps. 150.05
154.00	183.24	Ps. 150.05
(iii)	Bank of America Corporation (BAC*)
Earnings Release | 2Q.2022
Banco Santander México
126

Stock Market where it is quoted

New York Stock Exchange

Description:

Bank of America Corporation operates as a financial holding company. The Company offers saving accounts, deposits, mortgage and construction loans, cash and wealth management, certificates of deposit, investment funds, credit and debit cards, insurance, mobile, and online banking services. Bank of America serves customers worldwide.

Historical Evolution:

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	22.89	29.88	67,217,821.95
2018	22.73	32.84	68,310,420.99
2019	24.56	35.52	55,567,212.10
2020	18.08	35.64	68,045,523.02
2021	29.65	48.37	49,099,848.86
1st Sem. 2020	18.08	35.64	78,483,890.35
2nd Sem. 2020	22.77	30.31	57,720,616.22
1st Sem. 2021	29.65	43.27	50,969,724.96
2nd Sem. 2021	36.93	48.37	47,260,459.87
October 2021	44.49	49.21	59,858,852.65
November 2021	43.60	49.38	51,253,239.21
December 2021	38.34	44.18	57,382,672.06
January 2022	35.68	40.90	54,116,826.90
February 2022	33.86	38.62	51,911,203.42
March 2022	31.13	36.70	51,534,417.37

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

BAC212L DC014

Earnings Release | 2Q.2022
Banco Santander México
127

Market Price	Observed Price	Observation dates 1 to 3	Excercise dates 1 to 3	Excercise date 4
-	0	Ps. 0.00	Ps. 0.00	Ps. 70.00
2.22	5	Ps. 0.00	Ps. 0.00	Ps. 70.00
4.45	10	Ps. 0.00	Ps. 0.00	Ps. 70.00
6.67	15	Ps. 0.00	Ps. 0.00	Ps. 70.00
8.89	20	Ps. 0.00	Ps. 0.00	Ps. 70.00
11.12	25	Ps. 0.00	Ps. 0.00	Ps. 70.00
13.34	30	Ps. 0.00	Ps. 0.00	Ps. 70.00
15.56	35	Ps. 0.00	Ps. 0.00	Ps. 70.00
17.79	40	Ps. 0.00	Ps. 0.00	Ps. 70.00
20.01	45	Ps. 0.00	Ps. 0.00	Ps. 70.00
22.24	50	Ps. 0.00	Ps. 0.00	Ps. 70.00
24.46	55	Ps. 0.00	Ps. 0.00	Ps. 70.00
26.68	60	Ps. 0.00	Ps. 0.00	Ps. 70.00
28.91	65	Ps. 0.00	Ps. 0.00	Ps. 75.00
31.13	70	Ps. 0.00	Ps. 0.00	Ps. 80.00
33.35	75	Ps. 0.00	Ps. 0.00	Ps. 85.00
35.58	80	Ps. 0.00	Ps. 0.00	Ps. 90.00
37.80	85	Ps. 0.00	Ps. 0.00	Ps. 95.00
40.02	90	Ps. 2.60	Ps. 0.00	Ps. 102.60
42.25	95	Ps. 2.60	Ps. 0.00	Ps. 102.60
44.47	100	Ps. 0.00	Ps. 102.60	Ps. 102.60
46.69	105	Ps. 0.00	Ps. 102.60	Ps. 102.60
48.92	110	Ps. 0.00	Ps. 102.60	Ps. 102.60
51.14	115	Ps. 0.00	Ps. 102.60	Ps. 102.60
53.36	120	Ps. 0.00	Ps. 102.60	Ps. 102.60
55.59	125	Ps. 0.00	Ps. 102.60	Ps. 102.60
57.81	130	Ps. 0.00	Ps. 102.60	Ps. 102.60
60.03	135	Ps. 0.00	Ps. 102.60	Ps. 102.60
62.26	140	Ps. 0.00	Ps. 102.60	Ps. 102.60
Earnings Release | 2Q.2022
Banco Santander México
128

(iv)	Citigroup Inc. (C*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Citigroup Inc. is a diversified financial service holding company that provides a broad range of financial services to consumer and corporate customers. The Company services include investment banking, retail brokerage, corporate banking, and cash management products and services. Citigroup serves customers globally.

Historical Evolution:

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	65.95	77.10	15,473,756.66
2018	49.26	80.08	17,852,862.74
2019	52.06	79.89	14,216,038.53
2020	35.39	81.91	24,743,131.57
2021	57.99	79.86	20,081,077.40
1st Sem. 2020	35.39	81.91	26,826,194.27
2nd Sem. 2020	41.13	61.66	22,682,710.86
1st Sem. 2021	57.99	79.86	20,418,131.46
2nd Sem. 2021	58.28	74.30	19,749,518.78
October 2021	60.39	67.78	27,424,830.94
November 2021	59.23	67.84	24,036,390.18
December 2021	53.40	59.56	32,157,960.26
January 2022	48.21	53.10	26,236,756.67
February 2022	46.56	54.09	26,161,480.77
March 2022	45.69	52.43	24,053,274.93

Historical Volatility:

Earnings Release | 2Q.2022
Banco Santander México
129

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

CTI308L DC012

Payment rights under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed price
Observation dates 1 to 5
Excercise dates 1 to 5
Excercise date 6

Observed Price	Market Price	Payment Rights
0.00	0.00	Ps. 90.00
5.00	5.63	Ps. 90.00
10.00	11.26	Ps. 90.00
15.00	16.89	Ps. 90.00
20.00	22.52	Ps. 90.00
25.00	28.15	Ps. 90.00
30.00	33.78	Ps. 90.00
35.00	29.28	Ps. 90.00
40.00	45.04	Ps. 90.00
45.00	50.67	Ps. 90.00
50.00	56.31	Ps. 90.00
55.00	61.94	Ps. 90.00
60.00	67.57	Ps. 90.00
65.00	73.20	Ps. 90.00
70.00	78.83	Ps. 90.00
75.00	84.46	Ps. 90.00
80.00	90.09	Ps. 90.00
85.00	95.72	Ps. 90.00
90.00	101.35	Ps. 90.00
95.00	106.98	Ps. 95.00
100.00	112.61	Ps. 100.00
102.00	114.86	Ps. 100.00
101.00	113.74	Ps. 100.00
105.00	118.24	Ps. 103.45
110.00	123.87	Ps. 109.20
115.01	129.51	Ps. 114.96
117.01	131.76	Ps. 117.26
118.01	132.89	Ps. 108.00
120.01	135.14	Ps. 108.00
125.01	140.77	Ps. 108.00
130.01	146.40	Ps. 108.00
Earnings Release | 2Q.2022
Banco Santander México
130

(v)	Facebook Inc. (FB*)

Stock Market where it is quoted

NASDAQ

Description:

Facebook, Inc. operates a social networking website. The Company website allows people to communicate with their family, friends, and coworkers. Facebook develops technologies that facilitate the sharing of information, photographs, website links, and videos. Facebook users have the ability to share and restrict information based on their own specific criteria.

Historical Evolution:

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	148.43	183.03	15,693,612.61
2018	124.06	217.50	27,262,166.58
2019	131.09	208.10	16,094,515.08
2020	146.01	303.91	22,624,224.43
2021	245.64	382.18	18,855,465.91
1st Sem. 2020	146.01	242.24	23,485,350.38
2nd Sem. 2020	230.12	303.91	21,772,458.53
1st Sem. 2021	245.64	355.64	19,164,354.15
2nd Sem. 2021	306.84	382.18	18,551,613.89
October 2021	294.63	338.54	20,461,549.13
November 2021	198.45	323.00	56,631,368.68
December 2021	186.63	229.86	33,913,083.55
January 2022	174.95	233.89	30,844,236.83
February 2022	181.28	223.41	31,579,206.48
March 2022	155.85	198.86	33,728,589.37

Historical Volatility:

Earnings Release | 2Q.2022
Banco Santander México
131

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 2Q.2022
Banco Santander México
132

Quantitative examples that ilustrate possible gains or losses

FBK209L DC097

Market price	Observed price	Observation dates 1 to 3	Excercise dates 1 to 3	Exercise date 4
-	0	$ -	$ -	$ 70.00
18.97	5	$ -	$ -	$ 70.00
37.94	10	$ -	$ -	$ 70.00
56.91	15	$ -	$ -	$ 70.00
75.88	20	$ -	$ -	$ 70.00
94.85	25	$ -	$ -	$ 70.00
113.81	30	$ -	$ -	$ 70.00
132.78	35	$ -	$ -	$ 70.00
151.75	40	$ -	$ -	$ 70.00
170.72	45	$ -	$ -	$ 70.00
189.69	50	$ -	$ -	$ 70.00
208.66	55	$ -	$ -	$ 70.00
227.63	60	$ -	$ -	$ 70.00
246.60	65	$ -	$ -	$ 70.00
265.57	70	$ -	$ -	$ 75.00
284.54	75	$ -	$ -	$ 80.00
303.50	80	$ -	$ -	$ 85.00
322.47	85	$ -	$ -	$ 90.00
341.44	90	$ -	$ -	$ 95.00
360.41	95	$ 2.92	$ -	$ 102.92
379.38	100	$ -	$ 102.92	$ 102.92
398.35	105	$ -	$ 102.92	$ 102.92
417.32	110	$ -	$ 102.92	$ 102.92
436.29	115	$ -	$ 102.92	$ 102.92
455.26	120	$ -	$ 102.92	$ 102.92
474.23	125	$ -	$ 102.92	$ 102.92
493.19	130	$ -	$ 102.92	$ 102.92
512.16	135	$ -	$ 102.92	$ 102.92
531.13	140	$ -	$ 102.92	$ 102.92
FBK304R DC116

Earnings Release | 2Q.2022
Banco Santander México
133

Payment rights under different scenarios of the obvserved price
$120
$100
$80
$60
$40
$20
$-
0
20
40
60
80
100
120
140
Observed price
Observation dates 1 to 3
Excercise dates 1 to 3
Excercise 4

Market price	Observed price	Observation dates 1 to 3	Excercise dates 1 to 3	Exercise date 4
-	0	Ps. -	Ps. -	Ps. 70.00
18.97	5	Ps. -	Ps. -	Ps. 70.00
37.94	10	Ps. -	Ps. -	Ps. 70.00
56.91	15	Ps. -	Ps. -	Ps. 70.00
75.88	20	Ps. -	Ps. -	Ps. 70.00
94.85	25	Ps. -	Ps. -	Ps. 70.00
113.81	30	Ps. -	Ps. -	Ps. 70.00
132.78	35	Ps. -	Ps. -	Ps. 70.00
151.75	40	Ps. -	Ps. -	Ps. 70.00
170.72	45	Ps. -	Ps. -	Ps. 70.00
189.69	50	Ps. -	Ps. -	Ps. 70.00
208.66	55	Ps. -	Ps. -	Ps. 70.00
227.63	60	Ps. -	Ps. -	Ps. 70.00
246.60	65	Ps. -	Ps. -	Ps. 70.00
265.57	70	Ps. -	Ps. -	Ps. 75.00
284.54	75	Ps. -	Ps. -	Ps. 80.00
303.50	80	Ps. -	Ps. -	Ps. 85.00
322.47	85	Ps. -	Ps. -	Ps. 90.00
341.44	90	Ps. -	Ps. -	Ps. 95.00
360.41	95	Ps. 2.92	Ps. -	Ps. 102.92
379.38	100	Ps. -	Ps. 102.92	Ps. 102.92
398.35	105	Ps. -	Ps. 102.92	Ps. 102.92
417.32	110	Ps. -	Ps. 102.92	Ps. 102.92
436.29	115	Ps. -	Ps. 102.92	Ps. 102.92
455.26	120	Ps. -	Ps. 102.92	Ps. 102.92
474.23	125	Ps. -	Ps. 102.92	Ps. 102.92
493.19	130	Ps. -	Ps. 102.92	Ps. 102.92
512.16	135	Ps. -	Ps. 102.92	Ps. 102.92
531.13	140	Ps. -	Ps. 102.92	Ps. 102.92
Earnings Release | 2Q.2022
Banco Santander México
134

FBK309L DC115

Market price	Observed price	Observation dates 1 to 3	Excercise dates 1 to 3	Exercise date 4
-	0	$ -	$ -	$ 70.00
18.97	5	$ -	$ -	$ 70.00
37.94	10	$ -	$ -	$ 70.00
56.91	15	$ -	$ -	$ 70.00
75.88	20	$ -	$ -	$ 70.00
94.85	25	$ -	$ -	$ 70.00
113.81	30	$ -	$ -	$ 70.00
132.78	35	$ -	$ -	$ 70.00
151.75	40	$ -	$ -	$ 70.00
170.72	45	$ -	$ -	$ 70.00
189.69	50	$ -	$ -	$ 70.00
208.66	55	$ -	$ -	$ 70.00
227.63	60	$ -	$ -	$ 70.00
246.60	65	$ -	$ -	$ 70.00
265.57	70	$ -	$ -	$ 75.00
284.54	75	$ -	$ -	$ 80.00
303.50	80	$ -	$ -	$ 85.00
322.47	85	$ -	$ -	$ 90.00
341.44	90	$ -	$ -	$ 95.00
360.41	95	$ 2.92	$ -	$ 102.92
379.38	100	$ -	$ 102.92	$ 102.92
398.35	105	$ -	$ 102.92	$ 102.92
417.32	110	$ -	$ 102.92	$ 102.92
436.29	115	$ -	$ 102.92	$ 102.92
455.26	120	$ -	$ 102.92	$ 102.92
474.23	125	$ -	$ 102.92	$ 102.92
493.19	130	$ -	$ 102.92	$ 102.92
512.16	135	$ -	$ 102.92	$ 102.92
531.13	140	$ -	$ 102.92	$ 102.92
Earnings Release | 2Q.2022
Banco Santander México
135

(vi)	iShares China Large-CAP ETF ETF (FXI *)

Stock Market where it is quoted

NYSE

Description:

Shares China Large-Cap ETF is an exchange-traded fund incorporated in the US. It tracks the FTSE China 50 Index and invests in large-cap stocks. Its investments are focused on the financial, oil and gas, technology, and communication sectors. The ETF uses representative index sampling, invest at least 90% of your assets in the underlying index.

Historical Evolution:

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	39.48	48.32	12,332,613.93
2018	38.26	54.00	28,275,772.58
2019	37.67	45.85	26,581,149.38
2020	33.91	48.62	24,765,175.44
2021	35.57	54.47	21,513,640.75
1st Sem. 2020	33.91	45.28	31,917,397.20
2nd Sem. 2020	40.16	48.62	17,690,695.22
1st Sem. 2021	43.55	54.47	17,479,491.48
2nd Sem. 2021	35.57	46.09	25,482,015.84
October 2021	35.24	39.03	36,922,463.16
November 2021	34.90	38.77	35,713,389.07
December 2021	27.07	34.83	58,981,615.42
January 2022	28.56	34.33	41,675,955.77
February 2022	28.01	31.86	38,763,621.68
March 2022	31.31	34.16	40,686,617.37

Historical volatility

Earnings Release | 2Q.2022
Banco Santander México
136

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

FXI305R DC037

Observed price	Market price	Payment rights (MXN)
0.000	0.00	Ps.95.00
1.485	5	Ps.95.00
2.970	10	Ps.95.00
4.455	15	Ps.95.00
5.940	20	Ps.95.00
7.425	25	Ps.95.00
8.910	30	Ps.95.00
10.395	35	Ps.95.00
11.880	40	Ps.95.00
13.365	45	Ps.95.00
14.850	50	Ps.95.00
16.335	55	Ps.95.00
17.820	60	Ps.95.00
19.305	65	Ps.95.00
20.790	70	Ps.95.00
22.275	75	Ps.95.00
23.760	80	Ps.95.00
25.245	85	Ps.95.00
26.730	90	Ps.95.00
27.621	93	Ps.98.00
28.215	95	Ps.100.00
29.700	100	Ps.100.00
29.997	101	Ps.101.00
30.591	103	Ps.103.00
32.076	108	Ps.108.00
32.670	110	Ps.110.00
34.155	115	Ps.115.00
35.640	120	Ps.120.00
38.610	130	Ps.130.00
40.689	137	Ps.137.00
42.174	142	Ps.112.00
43.659	147	Ps.112.00
45.144	152	Ps.112.00
46.629	157	Ps.112.00
48.114	162	Ps.112.00
Earnings Release | 2Q.2022
Banco Santander México
137

(vii)	iShares Biotechnology ETF (IBB *)

Stock Market where it is quoted

NASDAQ

Description:

iShares Biotechnology ETF is a US-incorporated exchange-traded fund. The Fund's objective seeks investment results that correspond to the performance of the ICE Biotechnology Index, which is comprised of US-listed stocks in the sector of biotechnology.

Historical Evolution:

Period	Minimum price	Maximum price	Average (securities)
2017	101.35	113.62	2,676,906.15
2018	89.61	122.19	2,513,003.06
2019	96.43	123.50	2,462,344.77
2020	94.39	157.31	3,327,921.43
2021	145.27	176.21	2,825,919.94
1st Sem. 2020	94.39	138.65	3,706,116.16
2nd Sem. 2020	126.88	157.31	2,953,837.51
1st Sem. 2021	146.13	172.60	3,307,070.98
2nd Sem. 2021	145.27	176.21	2,352,613.75
October 2021	123.68	152.62	3,276,308.65
November 2021	121.50	135.10	2,567,715.32
December 2021	119.60	132.71	2,359,250.74
January 2022	116.65	134.76	2,684,636.27
February 2022	106.46	121.86	3,067,550.03
March 2022	105.82	120.12	2,711,576.37

Comparison base: June 30th, 2017

Historical volatility

Earnings Release | 2Q.2022
Banco Santander México
138

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

IBB306R DC003

Observed price	Market price	Payment rights (MXN)
0	0	Ps.100.00
1.973	5	Ps.100.00
3.946	10	Ps.100.00
5.919	15	Ps.100.00
7.892	20	Ps.100.00
9.865	25	Ps.100.00
11.838	30	Ps.100.00
13.811	35	Ps.100.00
15.784	40	Ps.100.00
17.757	45	Ps.100.00
19.73	50	Ps.100.00
21.703	55	Ps.100.00
23.676	60	Ps.100.00
25.649	65	Ps.100.00
27.622	70	Ps.100.00
29.595	75	Ps.100.00
31.568	80	Ps.100.00
33.541	85	Ps.100.00
35.514	90	Ps.100.00
37.487	95	Ps.100.00
39.46	100	Ps.100.00
40.2492	102	Ps.105.00
39.8546	101	Ps.110.00
40.6438	103	Ps.115.00
42.6168	108	Ps.120.00
44.593746	113.01	Ps.125.00
46.172146	117.01	Ps.108.00
46.566746	118.01	Ps.108.00
46.566746	118.01	Ps.108.00
50.9034	129	Ps.108.00
52.8764	134	Ps.108.00
54.8494	139	Ps.108.00
56.8224	144	Ps.108.00
58.7954	149	Ps.108.00
60.7684	154	Ps.108.00
Earnings Release | 2Q.2022
Banco Santander México
139

(viii)	iShares Global Energy ETF (ICLN*)

Stock Market where it is quoted

NASDAQ

Description:

iShares Global Energy ETF is a US-incorporated exchange-traded fund that tracks the performance of the S&P Global Clean Energy Index. It has stocks in energy, industrials, technology, and services that can be classified predominantly as mid-cap. Weight these stocks using a Market Cap Methodology.

Historical Evolution:

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	8.52	9.33	77,870.79
2018	7.91	10.02	93,846.90
2019	8.25	11.81	240,577.25
2020	8.33	28.29	1,965,204.20
2021	20.44	33.41	5,869,304.69
1st Sem. 2020	8.33	14.24	830,723.70
2nd Sem. 2020	12.68	28.29	3,087,353.40
1st Sem. 2021	20.71	33.41	7,286,181.35
2nd Sem. 2021	20.44	25.79	4,475,529.29
October 2021	17.60	21.34	6,841,714.52
November 2021	17.57	20.71	5,908,748.36
December 2021	19.42	21.52	6,258,438.58
January 2022	18.82	22.08	6,087,452.83
February 2022	16.82	20.14	5,969,725.35
March 2022	17.97	20.87	4,964,605.73

Historical volatility

Earnings Release | 2Q.2022
Banco Santander México
140

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

ICL211R DC003

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
5.00	1.16	Ps. 90.00
10.00	2.32	Ps. 90.00
15.00	3.49	Ps. 90.00
20.00	4.65	Ps. 90.00
25.00	5.81	Ps. 90.00
30.00	6.97	Ps. 90.00
35.00	8.13	Ps. 90.00
40.00	9.30	Ps. 90.00
45.00	10.46	Ps. 90.00
50.00	11.62	Ps. 90.00
55.00	12.78	Ps. 90.00
60.00	13.94	Ps. 90.00
65.00	15.11	Ps. 90.00
70.00	16.27	Ps. 90.00
75.00	17.43	Ps. 90.00
80.00	18.59	Ps. 90.00
85.00	19.75	Ps. 90.00
89.00	20.68	Ps. 90.00
95.00	22.08	Ps. 95.00
100.00	23.24	Ps. 100.00
101.00	23.47	Ps. 100.00
102.00	23.70	Ps. 100.00
102.50	23.82	Ps. 100.00
103.00	23.94	Ps. 100.68
110.00	25.56	Ps. 110.20
111.00	25.80	Ps. 111.56
116.01	26.96	Ps. 118.37
132.01	30.68	Ps. 140.13
132.50	30.79	Ps. 114.00
133.01	30.91	Ps. 114.00
134.01	31.14	Ps. 114.00
135.01	31.38	Ps. 114.00
Earnings Release | 2Q.2022
Banco Santander México
141

ICL212L DC010

Market price	Observed price	Excercise dates 1 to 3	Excercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00
1.13	5.00	Ps. 0.00	Ps. 5.00
2.27	10.00	Ps. 0.00	Ps. 10.00
3.40	15.00	Ps. 0.00	Ps. 15.00
4.53	20.00	Ps. 0.00	Ps. 20.00
5.67	25.00	Ps. 0.00	Ps. 25.00
6.80	30.00	Ps. 0.00	Ps. 30.00
7.93	35.00	Ps. 0.00	Ps. 35.00
9.06	40.00	Ps. 0.00	Ps. 40.00
10.20	45.00	Ps. 0.00	Ps. 45.00
11.33	50.00	Ps. 0.00	Ps. 50.00
12.46	55.00	Ps. 0.00	Ps. 55.00
13.60	60.00	Ps. 0.00	Ps. 60.00
14.28	63.00	Ps. 0.00	Ps. 65.00
14.45	63.75	Ps. 0.00	Ps. 100.00
14.50	64.00	Ps. 0.00	Ps. 100.00
15.64	69.00	Ps. 0.00	Ps. 100.00
16.77	74.00	Ps. 0.00	Ps. 100.00
17.90	79.00	Ps. 0.00	Ps. 100.00
19.03	84.00	Ps. 0.00	Ps. 100.00
20.17	89.00	Ps. 0.00	Ps. 100.00
21.30	94.00	Ps. 0.00	Ps. 100.00
22.43	99.00	Ps. 0.00	Ps. 100.00
22.66	100.00	Ps. 103.00	Ps. 103.00
23.79	105.00	Ps. 103.00	Ps. 103.00
24.93	110.00	Ps. 103.00	Ps. 103.00
26.06	115.00	Ps. 103.00	Ps. 103.00
27.19	120.00	Ps. 103.00	Ps. 103.00
28.33	125.00	Ps. 103.00	Ps. 103.00
Earnings Release | 2Q.2022
Banco Santander México
142

(ix)	Johnson & Johnson (JNJ *)

Stock Market where it is quoted

New York Stock Exchange

Description:

Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The Company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

Historical Evolution:

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	129.47	143.62	5,217,726.84
2018	119.40	148.14	7,893,687.78
2019	125.72	146.44	7,296,323.97
2020	111.14	157.38	8,030,084.06
2021	153.07	179.47	7,365,976.77
1st Sem. 2020	111.14	155.51	9,664,229.77
2nd Sem. 2020	137.11	157.38	6,413,700.80
1st Sem. 2021	153.07	171.07	7,914,446.33
2nd Sem. 2021	155.93	179.47	6,826,449.65
October 2021	162.97	173.95	7,953,945.71
November 2021	158.14	172.77	8,414,377.71
December 2021	164.00	179.59	7,752,529.90
January 2022	176.47	186.01	7,794,463.93
February 2022	173.94	181.40	7,165,782.10
March 2022	168.19	182.29	7,910,005.47

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 2Q.2022
Banco Santander México
143

Quantitative examples that ilustrate possible gains or losses

JNJ210R DC005

Observed price	Market price	Payment rights
0.00	0.00	Ps. 100.00
5.00	8.01	Ps. 100.00
10.00	16.01	Ps. 100.00
15.00	24.02	Ps. 100.00
20.00	32.02	Ps. 100.00
25.00	40.03	Ps. 100.00
30.00	48.03	Ps. 100.00
35.00	56.04	Ps. 100.00
40.00	64.04	Ps. 100.00
45.00	72.05	Ps. 100.00
50.00	80.06	Ps. 100.00
55.00	88.06	Ps. 100.00
60.00	96.07	Ps. 100.00
65.00	104.07	Ps. 100.00
70.00	112.08	Ps. 100.00
75.00	120.08	Ps. 100.00
80.00	128.09	Ps. 100.00
85.00	136.09	Ps. 100.00
90.00	144.10	Ps. 100.00
95.00	152.10	Ps. 100.00
100.00	160.11	Ps. 100.00
105.00	168.12	Ps. 105.00
110.00	176.12	Ps. 110.00
115.00	184.13	Ps. 115.00
118.00	188.93	Ps. 118.00
118.75	190.13	Ps. 118.75
118.80	190.21	Ps. 106.00
135.00	216.15	Ps. 106.00
140.00	224.15	Ps. 106.00
145.00	232.16	Ps. 106.00
150.00	240.17	Ps. 106.00
155.00	248.17	Ps. 106.00
(x)	MercadoLibre Inc. (MELI*)
Earnings Release | 2Q.2022
Banco Santander México
144

Stock Market where it is quoted

Nasdaq

Description:

MercadoLibre Inc. operates a commerce website for Latin American markets. It allows individuals and companies to classify articles, make purchases online in auction or fixed price format. Offers classified ads for motor vehicles, boats, airplanes, real estate, and services, as well as Internet payment services.

Historical Evolution:

.

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	221.51	329.28	810,593.67
2018	257.52	413.94	758,838.04
2019	292.85	690.10	546,875.16
2020	447.34	1,732.39	560,993.75
2021	1,052.95	1,984.34	483,877.44
1st Sem. 2020	447.34	985.77	632,196.32
2nd Sem. 2020	956.62	1,732.39	490,565.12
1st Sem. 2021	1,296.65	1,984.34	512,280.61
2nd Sem. 2021	1,052.95	1,953.83	455,937.35
October 2021	975.64	1,348.40	769,541.87
November 2021	887.86	1,170.30	806,690.82
December 2021	882.47	1,256.50	653,424.48
January 2022	973.63	1,265.01	433,353.47
February 2022	679.68	1,023.21	820,190.61
March 2022	612.70	836.74	692,244.97
Earnings Release | 2Q.2022
Banco Santander México
145

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

MLI209L DC006

Market price	Observed price	Observation dates 1 to 3	Excercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
93.37	5.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
186.75	10.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
280.12	15.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
373.49	20.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
466.86	25.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
560.24	30.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
653.61	35.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
746.98	40.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
840.35	45.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
933.73	50.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
1027.10	55.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
1120.47	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
1213.84	65.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
1307.22	70.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
1400.59	75.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
1493.96	80.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
1587.33	85.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
1680.71	90.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
1774.08	95.00	Ps. 3.58	Ps. 0.00	Ps. 103.58
1867.45	100.00	Ps. 0.00	Ps. 103.58	Ps. 103.58
1960.82	105.00	Ps. 0.00	Ps. 103.58	Ps. 103.58
2054.20	110.00	Ps. 0.00	Ps. 103.58	Ps. 103.58
2147.57	115.00	Ps. 0.00	Ps. 103.58	Ps. 103.58
2240.94	120.00	Ps. 0.00	Ps. 103.58	Ps. 103.58
2334.31	125.00	Ps. 0.00	Ps. 103.58	Ps. 103.58
2427.69	130.00	Ps. 0.00	Ps. 103.58	Ps. 103.58
2521.06	135.00	Ps. 0.00	Ps. 103.58	Ps. 103.58
2614.43	140.00	Ps. 0.00	Ps. 103.58	Ps. 103.58
Earnings Release | 2Q.2022
Banco Santander México
146

MLI212L DC014

Market price	Observed price	Excercise dates 1 to 11	Excercise date 12
0.00	0.00	Ps. 0.00	Ps. 0.00
60.52	5.00	Ps. 0.00	Ps. 5.00
121.04	10.00	Ps. 0.00	Ps. 10.00
181.56	15.00	Ps. 0.00	Ps. 15.00
242.08	20.00	Ps. 0.00	Ps. 20.00
302.60	25.00	Ps. 0.00	Ps. 25.00
363.12	30.00	Ps. 0.00	Ps. 30.00
423.64	35.00	Ps. 0.00	Ps. 35.00
484.16	40.00	Ps. 0.00	Ps. 40.00
544.68	45.00	Ps. 0.00	Ps. 45.00
605.20	50.00	Ps. 0.00	Ps. 50.00
665.72	55.00	Ps. 0.00	Ps. 55.00
726.24	60.00	Ps. 0.00	Ps. 60.00
762.55	63.00	Ps. 0.00	Ps. 63.00
771.63	63.75	Ps. 0.00	Ps. 63.75
774.66	64.00	Ps. 0.00	Ps. 64.00
835.18	69.00	Ps. 0.00	Ps. 69.00
895.70	74.00	Ps. 0.00	Ps. 74.00
956.22	79.00	Ps. 0.00	Ps. 79.00
1125.55	92.99	Ps. 0.00	Ps. 92.99
1125.67	93.00	Ps. 0.00	Ps. 100.00
1149.88	95.00	Ps. 0.00	Ps. 100.00
1210.28	99.99	Ps. 0.00	Ps. 100.00
1210.40	100.00	Ps. 102.15	Ps. 102.15
1270.92	105.00	Ps. 102.15	Ps. 102.15
1331.44	110.00	Ps. 102.15	Ps. 102.15
1391.96	115.00	Ps. 102.15	Ps. 102.15
1452.48	120.00	Ps. 102.15	Ps. 102.15
1815.60	150.00	Ps. 102.15	Ps. 102.15

MLI212L DC018

Earnings Release | 2Q.2022
Banco Santander México
147

Market price	Observed price	Excercise dates 1 to 11	Excercise date 12
0.00	0.00	Ps. 0.00	Ps. 0.00
31.35	5.00	Ps. 0.00	Ps. 0.00
62.69	10.00	Ps. 0.00	Ps. 0.00
94.04	15.00	Ps. 0.00	Ps. 0.00
125.39	20.00	Ps. 0.00	Ps. 0.00
156.74	25.00	Ps. 0.00	Ps. 0.00
188.08	30.00	Ps. 0.00	Ps. 0.00
219.43	35.00	Ps. 0.00	Ps. 0.00
250.78	40.00	Ps. 0.00	Ps. 0.00
282.12	45.00	Ps. 0.00	Ps. 0.00
313.47	50.00	Ps. 0.00	Ps. 0.00
344.82	55.00	Ps. 0.00	Ps. 0.00
376.16	60.00	Ps. 0.00	Ps. 0.00
407.51	65.00	Ps. 0.00	Ps. 0.00
438.86	70.00	Ps. 4.30	Ps. 0.00
470.21	75.00	Ps. 4.30	Ps. 0.00
501.55	80.00	Ps. 4.30	Ps. 0.00
532.90	85.00	Ps. 4.30	Ps. 0.00
564.25	90.00	Ps. 4.30	Ps. 0.00
595.59	95.00	Ps. 4.30	Ps. 0.00
626.94	100.00	Ps. 0.00	Ps. 104.30
658.29	105.00	Ps. 0.00	Ps. 104.30
689.63	110.00	Ps. 0.00	Ps. 104.30
720.98	115.00	Ps. 0.00	Ps. 104.30
752.33	120.00	Ps. 0.00	Ps. 104.30
783.68	125.00	Ps. 0.00	Ps. 104.30
815.02	130.00	Ps. 0.00	Ps. 104.30
846.37	135.00	Ps. 0.00	Ps. 104.30
877.72	140.00	Ps. 0.00	Ps. 104.30
(xi)	Meta Platforms, Inc (META*)

Stock Market where it is quoted

Earnings Release | 2Q.2022
Banco Santander México
148

NASDAQ

Description:

Meta Platforms, Inc. operates as a social technology company. The Company builds applications and technologies that help people connect, find communities, and grow businesses. Meta Platform is also involved in advertisements, augmented, and virtual reality.

Historical Evolution:

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	148.43	183.03	15,693,612.61
2018	124.06	217.50	27,262,166.58
2019	131.09	208.10	16,094,515.08
2020	146.01	303.91	22,624,224.43
2021	245.64	382.18	18,855,465.91
1st Sem. 2020	146.01	242.24	23,485,350.38
2nd Sem. 2020	230.12	303.91	21,772,458.53
1st Sem. 2021	245.64	355.64	19,164,354.15
2nd Sem. 2021	306.84	382.18	18,551,613.89
October 2021	294.63	338.54	20,461,549.13
November 2021	198.45	323.00	56,631,368.68
December 2021	186.63	229.86	33,913,083.55
January 2022	174.95	233.89	30,844,236.83
February 2022	181.28	223.41	31,579,206.48
March 2022	155.85	198.86	33,728,589.37

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 2Q.2022
Banco Santander México
149

Quantitative examples that ilustrate possible gains or losses

FBK209L DC097

Market price	Observed price	Observation dates 1 to 3	Excercise dates 1 to 3	Exercise date 4
-	0	Ps. 0.00	Ps. 0.00	Ps. 70.00
18.97	5	Ps. 0.00	Ps. 0.00	Ps. 70.00
37.94	10	Ps. 0.00	Ps. 0.00	Ps. 70.00
56.91	15	Ps. 0.00	Ps. 0.00	Ps. 70.00
75.88	20	Ps. 0.00	Ps. 0.00	Ps. 70.00
94.85	25	Ps. 0.00	Ps. 0.00	Ps. 70.00
113.81	30	Ps. 0.00	Ps. 0.00	Ps. 70.00
132.78	35	Ps. 0.00	Ps. 0.00	Ps. 70.00
151.75	40	Ps. 0.00	Ps. 0.00	Ps. 70.00
170.72	45	Ps. 0.00	Ps. 0.00	Ps. 70.00
189.69	50	Ps. 0.00	Ps. 0.00	Ps. 70.00
208.66	55	Ps. 0.00	Ps. 0.00	Ps. 70.00
227.63	60	Ps. 0.00	Ps. 0.00	Ps. 70.00
246.60	65	Ps. 0.00	Ps. 0.00	Ps. 75.00
265.57	70	Ps. 0.00	Ps. 0.00	Ps. 80.00
284.54	75	Ps. 0.00	Ps. 0.00	Ps. 85.00
303.50	80	Ps. 0.00	Ps. 0.00	Ps. 90.00
322.47	85	Ps. 0.00	Ps. 0.00	Ps. 95.00
341.44	90	Ps. 0.00	Ps. 0.00	Ps. 95.00
360.41	95	Ps. 2.92	Ps. 0.00	Ps. 102.92
379.38	100	Ps. 0.00	Ps. 102.92	Ps. 102.92
398.35	105	Ps. 0.00	Ps. 102.92	Ps. 102.92
417.32	110	Ps. 0.00	Ps. 102.92	Ps. 102.92
436.29	115	Ps. 0.00	Ps. 102.92	Ps. 102.92
455.26	120	Ps. 0.00	Ps. 102.92	Ps. 102.92
474.23	125	Ps. 0.00	Ps. 102.92	Ps. 102.92
493.19	130	Ps. 0.00	Ps. 102.92	Ps. 102.92
512.16	135	Ps. 0.00	Ps. 102.92	Ps. 102.92
531.13	140	Ps. 0.00	Ps. 102.92	Ps. 102.92

FBK304R DC116

Earnings Release | 2Q.2022
Banco Santander México
150

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
5.00	11.12	Ps. 100.00
10.00	22.24	Ps. 100.00
15.00	33.35	Ps. 100.00
20.00	44.47	Ps. 100.00
25.00	55.59	Ps. 100.00
30.00	66.71	Ps. 100.00
35.00	77.83	Ps. 100.00
40.00	88.94	Ps. 100.00
45.00	100.06	Ps. 100.00
50.00	111.18	Ps. 100.00
55.00	122.30	Ps. 100.00
60.00	133.42	Ps. 100.00
65.00	144.53	Ps. 100.00
70.00	155.65	Ps. 100.00
75.00	166.77	Ps. 100.00
80.00	177.89	Ps. 100.00
85.00	189.01	Ps. 100.00
90.00	200.12	Ps. 100.00
95.00	211.24	Ps. 100.00
100.00	222.36	Ps. 100.00
105.00	233.48	Ps. 105.00
110.00	244.60	Ps. 110.00
115.00	255.71	Ps. 115.00
120.00	266.83	Ps. 120.00
125.00	277.95	Ps. 109.00
130.00	289.07	Ps. 109.00
135.00	300.19	Ps. 109.00
140.00	311.30	Ps. 109.00
145.00	322.42	Ps. 109.00
150.00	333.54	Ps. 109.00
155.00	344.66	Ps. 109.00
160.00	355.78	Ps. 109.00
165.00	366.89	Ps. 109.00
170.00	378.01	Ps. 109.00

FBK309L DC115

Earnings Release | 2Q.2022
Banco Santander México
151

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
20
40
60
80
100
120
140
160
180
Observed Price

Market price	Observed price	Observation dates 1 to 5	Observation dates 1 to 5	Observation date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 10.00
11.09	5.00	Ps. 0.00	Ps. 0.00	Ps. 15.00
22.18	10.00	Ps. 0.00	Ps. 0.00	Ps. 20.00
33.27	15.00	Ps. 0.00	Ps. 0.00	Ps. 25.00
44.36	20.00	Ps. 0.00	Ps. 0.00	Ps. 30.00
55.46	25.00	Ps. 0.00	Ps. 0.00	Ps. 35.00
66.55	30.00	Ps. 0.00	Ps. 0.00	Ps. 40.00
77.64	35.00	Ps. 0.00	Ps. 0.00	Ps. 45.00
88.73	40.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
99.82	45.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
110.91	50.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
122.00	55.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
133.09	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
144.18	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
155.27	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
166.37	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
177.46	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
188.55	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
199.64	90.00	Ps. 2.55	Ps. 0.00	Ps. 102.55
210.73	95.00	Ps. 2.55	Ps. 0.00	Ps. 102.55
221.82	100.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
232.91	105.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
244.00	110.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
255.09	115.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
266.18	120.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
277.28	125.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
288.37	130.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
299.46	135.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
310.55	140.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
(xii)	Moderna, Inc. (MRNA*)
Earnings Release | 2Q.2022
Banco Santander México
152

Stock Market where it is quoted

Nasdaq

Description:

Moderna, Inc. operates as a clinical stage biotechnology company. The Company focuses on the discovery and development of messenger RNA therapeutics and vaccines. Moderna develops mRNA medicines for infectious, immuno-oncology, and cardiovascular diseases.

Historical Evolution:

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	N.A.	N/A	N/A
2018	13.52	N/A	N/A
2019	12.26	28.34	1,657,378.96
2020	17.78	169.86	17,616,678.20
2021	104.47	484.47	13,525,496.27
1st Sem. 2020	17.78	80.00	15,931,336.03
2nd Sem. 2020	54.34	169.86	19,283,701.43
1st Sem. 2021	104.47	234.98	10,990,681.32
2nd Sem. 2021	221.90	484.47	16,018,982.71
October 2021	148.62	253.98	9,408,564.13
November 2021	135.73	172.74	6,883,997.18
December 2021	126.46	186.72	8,076,231.13
January 2022	134.41	176.59	5,287,848.30
February 2022	123.43	155.05	6,892,755.87
March 2022	117.13	148.53	5,899,716.33

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 2Q.2022
Banco Santander México
153

Quantitative examples that ilustrate possible gains or losses

MRN211L DC007

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
20
40
60
80
100
120
140
Observed price
Observation dates 1 to 3
Excercise dates 1 to 3
Excercise date 4

Market price	Observed price	Observation dates 1 to 3	Excercise dates 1 to 3	Excercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
17.40	5.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
34.79	10.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
52.19	15.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
69.58	20.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
86.98	25.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
104.38	30.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
121.77	35.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
139.17	40.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
156.56	45.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
173.96	50.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
191.36	55.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
208.75	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
226.15	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
243.54	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
260.94	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
278.34	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
295.73	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
313.13	90.00	Ps. 5.50	Ps. 0.00	Ps. 105.50
330.52	95.00	Ps. 5.50	Ps. 0.00	Ps. 105.50
347.92	100.00	Ps. 0.00	Ps. 105.50	Ps. 105.50
365.32	105.00	Ps. 0.00	Ps. 105.50	Ps. 105.50
382.71	110.00	Ps. 0.00	Ps. 105.50	Ps. 105.50
400.11	115.00	Ps. 0.00	Ps. 105.50	Ps. 105.50
417.50	120.00	Ps. 0.00	Ps. 105.50	Ps. 105.50
434.90	125.00	Ps. 0.00	Ps. 105.50	Ps. 105.50
452.30	130.00	Ps. 0.00	Ps. 105.50	Ps. 105.50
469.69	135.00	Ps. 0.00	Ps. 105.50	Ps. 105.50
487.09	140.00	Ps. 0.00	Ps. 105.50	Ps. 105.50
(xiii)	NIKE, Inc. (NKE*)
Earnings Release | 2Q.2022
Banco Santander México
154

Stock Market where it is quoted

New York Stock Exchange

Description:

NIKE, Inc. designs, develops, and markets athletic footwear, apparel, equipment, and accessory products for men, women, and children. The Company sells its products worldwide to retail stores, through its own stores, subsidiaries, and distributors.

Historical Evolution:

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	221.51	329.28	810,593.67
2018	257.52	413.94	758,838.04
2019	292.85	690.10	546,875.16
2020	447.34	1,732.39	560,993.75
2021	1,052.95	1,984.34	483,877.44
1st Sem. 2020	447.34	985.77	632,196.32
2nd Sem. 2020	956.62	1,732.39	490,565.12
1st Sem. 2021	1,296.65	1,984.34	512,280.61
2nd Sem. 2021	1,052.95	1,953.83	455,937.35
October 2021	975.64	1,348.40	769,541.87
November 2021	887.86	1,170.30	806,690.82
December 2021	882.47	1,256.50	653,424.48
January 2022	973.63	1,265.01	433,353.47
February 2022	679.68	1,023.21	820,190.61
March 2022	612.70	836.74	692,244.97

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

NKE209L DC020

Earnings Release | 2Q.2022
Banco Santander México
155

Market price	Observed price	Observation dates 1 to 5	Excercise dates 1 to 5	Excercise date 6
-	0	Ps. 0.00	Ps. 0.00	Ps. 85.00
6.60	5	Ps. 0.00	Ps. 0.00	Ps. 85.00
13.21	10	Ps. 0.00	Ps. 0.00	Ps. 85.00
19.81	15	Ps. 0.00	Ps. 0.00	Ps. 85.00
26.42	20	Ps. 0.00	Ps. 0.00	Ps. 85.00
33.02	25	Ps. 0.00	Ps. 0.00	Ps. 85.00
39.62	30	Ps. 0.00	Ps. 0.00	Ps. 85.00
46.23	35	Ps. 0.00	Ps. 0.00	Ps. 85.00
52.83	40	Ps. 0.00	Ps. 0.00	Ps. 85.00
59.44	45	Ps. 0.00	Ps. 0.00	Ps. 85.00
66.04	50	Ps. 0.00	Ps. 0.00	Ps. 85.00
72.64	55	Ps. 0.00	Ps. 0.00	Ps. 85.00
79.25	60	Ps. 0.00	Ps. 0.00	Ps. 85.00
85.85	65	Ps. 0.00	Ps. 0.00	Ps. 85.00
92.46	70	Ps. 0.00	Ps. 0.00	Ps. 85.00
99.06	75	Ps. 0.00	Ps. 0.00	Ps. 85.00
105.66	80	Ps. 0.00	Ps. 0.00	Ps. 85.00
112.27	85	Ps. 0.00	Ps. 0.00	Ps. 90.00
118.87	90	Ps. 0.00	Ps. 0.00	Ps. 95.00
125.48	95	Ps. 1.38	Ps. 0.00	Ps. 101.38
132.08	100	Ps. 0.00	Ps. 101.38	Ps. 101.38
138.68	105	Ps. 0.00	Ps. 101.38	Ps. 101.38
145.29	110	Ps. 0.00	Ps. 101.38	Ps. 101.38
151.89	115	Ps. 0.00	Ps. 101.38	Ps. 101.38
158.50	120	Ps. 0.00	Ps. 101.38	Ps. 101.38
165.10	125	Ps. 0.00	Ps. 101.38	Ps. 101.38
171.70	130	Ps. 0.00	Ps. 101.38	Ps. 101.38
178.31	135	Ps. 0.00	Ps. 101.38	Ps. 101.38
184.91	140	Ps. 0.00	Ps. 101.38	Ps. 101.38
Earnings Release | 2Q.2022
Banco Santander México
156

(xiv)	NVIDIA Corporation (NVDA*)

Stock Market where it is quoted

Nasdaq

Description:

NVIDIA Corporation designs, develops, and markets 3D graphics processors and related software. It offers products that provide interactive 3D graphics to the mainstream personal computer market.

Historical Evolution:

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	34.83	54.24	61,939,649.41
2018	31.77	72.34	55,388,460.76
2019	32.00	59.84	46,934,681.16
2020	49.10	145.62	49,148,669.42
2021	115.93	333.76	36,020,525.87
1st Sem. 2020	49.10	95.27	55,120,464.92
2nd Sem. 2020	95.30	145.62	43,241,784.74
1st Sem. 2021	115.93	200.27	35,986,406.83
2nd Sem. 2021	181.61	333.76	36,054,088.63
October 2021	219.44	301.21	50,807,999.84
November 2021	223.87	267.05	56,815,173.50
December 2021	213.30	286.56	51,171,297.71
January 2022	184.15	273.60	55,520,535.47
February 2022	161.54	203.34	66,562,156.52
March 2022	151.59	195.92	51,736,427.80

Historical volatility

Earnings Release | 2Q.2022
Banco Santander México
157

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

NVD210L DC124

Market Price	Observed Price	Observation dates 1 to 3	Excercise dates 1 to 3	Excercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
11.35	5.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
22.69	10.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
34.04	15.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
45.38	20.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
56.73	25.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
68.08	30.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
79.42	35.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
90.77	40.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
102.11	45.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
113.46	50.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
124.81	55.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
136.15	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
147.50	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
158.84	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
170.19	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
181.54	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
192.88	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
204.23	90.00	Ps. 3.46	Ps. 0.00	Ps. 103.46
215.57	95.00	Ps. 3.46	Ps. 0.00	Ps. 103.46
226.92	100.00	Ps. 0.00	Ps. 103.46	Ps. 103.46
238.27	105.00	Ps. 0.00	Ps. 103.46	Ps. 103.46
249.61	110.00	Ps. 0.00	Ps. 103.46	Ps. 103.46
260.96	115.00	Ps. 0.00	Ps. 103.46	Ps. 103.46
272.30	120.00	Ps. 0.00	Ps. 103.46	Ps. 103.46
283.65	125.00	Ps. 0.00	Ps. 103.46	Ps. 103.46
295.00	130.00	Ps. 0.00	Ps. 103.46	Ps. 103.46
306.34	135.00	Ps. 0.00	Ps. 103.46	Ps. 103.46
317.69	140.00	Ps. 0.00	Ps. 103.46	Ps. 103.46
Earnings Release | 2Q.2022
Banco Santander México
158

NVD212L DC129

Market Price	Observed Price	Excercise dates 1 to 11	Excercise date 12
0.00	0.00	Ps. 0.00	Ps. 0.00
15.23	5.00	Ps. 0.00	Ps. 5.00
30.46	10.00	Ps. 0.00	Ps. 10.00
45.69	15.00	Ps. 0.00	Ps. 15.00
60.92	20.00	Ps. 0.00	Ps. 20.00
76.15	25.00	Ps. 0.00	Ps. 25.00
91.38	30.00	Ps. 0.00	Ps. 30.00
106.61	35.00	Ps. 0.00	Ps. 35.00
121.84	40.00	Ps. 0.00	Ps. 40.00
137.07	45.00	Ps. 0.00	Ps. 45.00
152.30	50.00	Ps. 0.00	Ps. 50.00
167.52	55.00	Ps. 0.00	Ps. 55.00
182.75	60.00	Ps. 0.00	Ps. 60.00
191.89	63.00	Ps. 0.00	Ps. 63.00
194.18	63.75	Ps. 0.00	Ps. 63.75
194.94	64.00	Ps. 0.00	Ps. 64.00
210.17	69.00	Ps. 0.00	Ps. 69.00
225.40	74.00	Ps. 0.00	Ps. 74.00
240.63	79.00	Ps. 0.00	Ps. 79.00
283.24	92.99	Ps. 0.00	Ps. 92.99
283.27	93.00	Ps. 0.00	Ps. 100.00
289.36	95.00	Ps. 0.00	Ps. 100.00
304.56	99.99	Ps. 0.00	Ps. 100.00
304.59	100.00	Ps. 102.30	Ps. 102.30
319.82	105.00	Ps. 102.30	Ps. 102.30
335.05	110.00	Ps. 102.30	Ps. 102.30
350.28	115.00	Ps. 102.30	Ps. 102.30
365.51	120.00	Ps. 102.30	Ps. 102.30
456.89	150.00	Ps. 102.30	Ps. 102.30
Earnings Release | 2Q.2022
Banco Santander México
159

NVD307L DC13

Market Price	Observed Price	Observation dates 1 to 8	Excercise dates 1 to 8	Excercise date 9
-	0	Ps. 0.00	Ps. 0.00	Ps. 18.00
13.70	5	Ps. 0.00	Ps. 0.00	Ps. 23.00
27.40	10	Ps. 0.00	Ps. 0.00	Ps. 28.00
41.10	15	Ps. 0.00	Ps. 0.00	Ps. 33.00
54.80	20	Ps. 0.00	Ps. 0.00	Ps. 38.00
68.50	25	Ps. 0.00	Ps. 0.00	Ps. 43.00
82.20	30	Ps. 0.00	Ps. 0.00	Ps. 48.00
95.90	35	Ps. 0.00	Ps. 0.00	Ps. 53.00
109.60	40	Ps. 0.00	Ps. 0.00	Ps. 58.00
123.30	45	Ps. 0.00	Ps. 0.00	Ps. 63.00
137.00	50	Ps. 0.00	Ps. 0.00	Ps. 68.00
150.70	55	Ps. 0.00	Ps. 0.00	Ps. 73.00
164.40	60	Ps. 0.00	Ps. 0.00	Ps. 78.00
178.10	65	Ps. 0.00	Ps. 0.00	Ps. 83.00
191.80	70	Ps. 0.00	Ps. 0.00	Ps. 88.00
205.50	75	Ps. 0.00	Ps. 0.00	Ps. 93.00
219.20	80	Ps. 0.00	Ps. 0.00	Ps. 98.00
232.90	85	Ps. 2.50	Ps. 0.00	Ps. 102.50
246.60	90	Ps. 2.50	Ps. 0.00	Ps. 102.50
260.30	95	Ps. 2.50	Ps. 0.00	Ps. 102.50
274.00	100	Ps. 0.00	Ps. 102.50	Ps. 102.50
287.70	105	Ps. 0.00	Ps. 102.50	Ps. 102.50
301.40	110	Ps. 0.00	Ps. 102.50	Ps. 102.50
315.10	115	Ps. 0.00	Ps. 102.50	Ps. 102.50
328.80	120	Ps. 0.00	Ps. 102.50	Ps. 102.50
342.50	125	Ps. 0.00	Ps. 102.50	Ps. 102.50
356.20	130	Ps. 0.00	Ps. 102.50	Ps. 102.50
369.90	135	Ps. 0.00	Ps. 102.50	Ps. 102.50
383.60	140	Ps. 0.00	Ps. 102.50	Ps. 102.50
(xv)	Paypal Holdings, Inc. (PYPL*)

Stock Market where it is quoted

Nasdaq

Description:

PayPal Holdings, Inc. provides a technology platform that enables digital and mobile payments for consumers and merchants. Offers solutions for online payments. Serve clients all over the world

Historical Evolution:

Earnings Release | 2Q.2022
Banco Santander México
160

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	51.59	63.09	9,796,518.97
2018	50.79	75.65	11,305,664.85
2019	69.53	87.48	10,040,305.85
2020	63.31	87.76	10,179,675.06
2021	68.82	90.54	13,430,064.92
1st Sem. 2020	63.31	87.76	12,207,767.83
2nd Sem. 2020	71.71	82.89	8,173,626.78
1st Sem. 2021	68.82	81.05	12,757,592.20
2nd Sem. 2021	71.68	90.54	14,091,573.41
October 2021	76.64	82.37	13,295,046.42
November 2021	73.51	82.01	12,255,061.54
December 2021	76.34	82.40	10,827,467.32
January 2022	83.49	88.69	12,715,136.80
February 2022	87.10	94.64	12,209,039.32
March 2022	84.50	94.41	15,062,368.07

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 2Q.2022
Banco Santander México
161

Quantitative examples that ilustrate possible gains or losses

PYL306L DC043

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price
Observation dates 1 to 5
Excercise dates 1 to 5
Excercise date 6

Market Price	Observed Price	Observation dates 1 to 5	Excercise dates 1 to 5	Excercise date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
9.58	5.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
19.17	10.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
28.75	15.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
38.34	20.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
47.92	25.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
57.50	30.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
67.09	35.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
76.67	40.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
86.26	45.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
95.84	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
105.42	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
115.01	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
124.59	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
134.18	70.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
143.76	75.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
153.34	80.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
162.93	85.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
172.51	90.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
182.10	95.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
191.68	100.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
201.26	105.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
210.85	110.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
220.43	115.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
230.02	120.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
239.60	125.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
249.18	130.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
258.77	135.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
268.35	140.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
(xvi)	Ivesco QQQ Trust (QQQ *)

Stock Market where it is quoted

Earnings Release | 2Q.2022
Banco Santander México
162

New York Stock Exchange

Description:

Invesco QQQ Trust Series 1 is a US-incorporated exchange-traded fund. The ETF tracks the Nasdaq 100 index and includes 100 of the largest non-financial companies by market capitalization listed on Nasdaq. The index reflects companies of major industrial groups, including computer hardware and software, telecommunications, retail retail/wholesale and biotech.

Historical Evolution:

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	136.19	158.64	32,273,048.30
2018	143.50	186.74	48,323,593.31
2019	149.82	213.79	30,892,183.34
2020	169.30	313.74	47,546,330.57
2021	299.94	403.99	43,829,887.25
1st Sem. 2020	169.30	248.84	53,446,338.17
2nd Sem. 2020	250.49	313.74	41,710,453.48
1st Sem. 2021	299.94	354.99	45,070,410.82
2nd Sem. 2021	352.62	403.99	42,609,589.61
October 2021	341.10	401.68	90,535,943.71
November 2021	329.42	368.49	82,023,181.75
December 2021	318.17	371.19	72,883,981.97
January 2022	313.25	369.30	73,752,890.30
February 2022	287.24	329.60	92,714,231.55
March 2022	271.39	314.38	67,285,872.53

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

QQQ306R DC033

Earnings Release | 2Q.2022
Banco Santander México
163

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps.100.00
5.00	15.41	Ps.100.00
10.00	30.83	Ps.100.00
15.00	46.24	Ps.100.00
20.00	61.66	Ps.100.00
25.00	77.07	Ps.100.00
30.00	92.48	Ps.100.00
35.00	107.90	Ps.100.00
40.00	123.31	Ps.100.00
45.00	138.73	Ps.100.00
50.00	154.14	Ps.100.00
55.00	169.55	Ps.100.00
60.00	184.97	Ps.100.00
65.00	200.38	Ps.100.00
70.00	215.80	Ps.100.00
75.00	231.21	Ps.100.00
80.00	246.62	Ps.100.00
85.00	262.04	Ps.100.00
90.00	277.45	Ps.100.00
95.00	292.87	Ps.100.00
100.00	308.28	Ps.100.00
105.00	323.69	Ps.105.00
110.00	339.11	Ps.110.00
115.00	354.52	Ps.115.00
120.00	369.94	Ps.120.00
125.00	385.35	Ps.108.00
130.00	400.76	Ps.108.00
135.00	416.18	Ps.108.00
140.00	431.59	Ps.108.00
145.00	447.01	Ps.108.00
150.00	462.42	Ps.108.00
155.00	477.83	Ps.108.00
160.00	493.25	Ps.108.00
165.00	508.66	Ps.108.00
170.00	524.08	Ps.108.00

QQQ306R DC034

Earnings Release | 2Q.2022
Banco Santander México
164

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
5.00	15.41	Ps. 90.00
10.00	30.83	Ps. 90.00
15.00	46.24	Ps. 90.00
20.00	61.66	Ps. 90.00
25.00	77.07	Ps. 90.00
30.00	92.48	Ps. 90.00
35.00	107.90	Ps. 90.00
40.00	123.31	Ps. 90.00
45.00	138.73	Ps. 90.00
50.00	154.14	Ps. 90.00
55.00	169.55	Ps. 90.00
60.00	184.97	Ps. 90.00
65.00	200.38	Ps. 90.00
70.00	215.80	Ps. 90.00
75.00	231.21	Ps. 90.00
80.00	246.62	Ps. 90.00
85.00	262.04	Ps. 90.00
90.00	277.45	Ps. 90.00
95.00	286.70	Ps. 93.00
100.00	292.87	Ps. 95.00
105.00	308.28	Ps. 100.00
110.00	311.36	Ps. 101.00
115.00	317.53	Ps. 103.00
120.00	332.94	Ps. 108.00
125.00	339.11	Ps. 110.00
130.00	354.52	Ps. 115.00
135.00	369.94	Ps. 120.00
140.00	400.76	Ps. 130.00
145.00	413.10	Ps. 134.00
150.00	428.51	Ps. 112.00
155.00	443.92	Ps. 112.00
160.00	459.34	Ps. 112.00
165.00	474.75	Ps. 112.00
170.00	490.17	Ps. 112.00
Earnings Release | 2Q.2022
Banco Santander México
165

(xvii)	Sanofi (SAN1 N)

Stock Market where it is quoted

EURONEXT Paris

Description:

Sanofi operates as a pharmaceutical company. The Company manufactures prescription pharmaceuticals and vaccines. Sanofi also develops cardiovascular, thrombosis, metabolic disorder, central nervous system, and oncology medicines and drugs. Sanofi serves customers worldwide.

Historical Evolution:

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	71.46	85.79	2,154,608.62
2018	62.87	79.78	2,782,672.82
2019	71.85	90.37	2,431,145.76
2020	71.66	93.78	2,673,363.16
2021	74.94	90.24	1,949,402.99
1st Sem. 2020	71.66	93.61	3,233,393.89
2nd Sem. 2020	75.82	93.78	2,119,419.72
1st Sem. 2021	74.94	88.63	2,070,024.11
2nd Sem. 2021	80.91	90.24	1,830,748.52
October 2021	87.59	94.38	2,112,042.10
November 2021	89.72	93.36	2,517,701.82
December 2021	87.33	94.51	3,198,433.81
January 2022	93.63	105.64	2,464,663.33
February 2022	96.46	103.72	2,328,886.55
March 2022	93.53	100.88	2,240,326.83

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

SFI207R DC001

Earnings Release | 2Q.2022
Banco Santander México
166

Market price	Observed price	Payment rights
0.00	0.00	Ps. 90
4.35	5.00	Ps. 90
8.70	10.00	Ps. 90
13.05	15.00	Ps. 90
17.41	20.00	Ps. 90
21.76	25.00	Ps. 90
26.11	30.00	Ps. 90
30.46	35.00	Ps. 90
34.81	40.00	Ps. 90
39.16	45.00	Ps. 90
43.52	50.00	Ps. 90
47.87	55.00	Ps. 90
52.22	60.00	Ps. 90
56.57	65.00	Ps. 90
60.92	70.00	Ps. 90
65.27	75.00	Ps. 90
69.62	80.00	Ps. 90
73.98	85.00	Ps. 90
78.33	90.00	Ps. 0
82.68	95.00	Ps. 0
87.030	100.00	Ps. 0
91.38	105.00	Ps. 0
95.73	110.00	Ps. 0
100.09	115.00	Ps. 0
104.44	120.00	Ps. 0
108.80	125.00	Ps. 0
113.15	130.00	Ps. 0
117.50	135.00	Ps. 0
121.85	140.00	Ps. 0
(xviii)	Spotify Technology S.A (SPOT N)

Stock Market where it is quoted

Nasdaq

Description:

Spotify Technology S.A. provides music streaming service. The company offers music with a free service financed by ads or by subscription. Spotify Technology serves customers around the world.

Historical Evolution:

Earnings Release | 2Q.2022
Banco Santander México
167

Comparison base: April 2nd, 2018

Period	Minimum price	Maximum price	Average (securities)
2017	N.A.	N.A.	N.A.
2018	106.84	N.A.	N.A.
2019	109.02	N.A.	1,528,661.78
2020	117.64	343.30	1,866,541.69
2021	205.08	364.59	1,431,036.12
1st Sem. 2020	117.64	267.47	2,022,765.20
2nd Sem. 2020	231.26	343.30	1,712,016.25
1st Sem. 2021	217.07	364.59	1,553,549.00
2nd Sem. 2021	205.08	300.95	1,310,520.74
October 2021	171.32	244.16	1,929,085.39
November 2021	144.17	203.62	3,259,655.79
December 2021	119.47	157.31	1,928,088.10
January 2022	96.67	158.84	2,378,118.60
February 2022	91.94	112.97	2,533,283.94
March 2022	93.83	116.50	2,165,694.17

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 2Q.2022
Banco Santander México
168

Quantitative examples that ilustrate possible gains or losses

SPO207L DC007

Market price	Observed price	Observation dates 1 to 3	Excercise date 1 to 3	Excercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
13.78	5.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
27.56	10.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
41.34	15.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
55.12	20.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
68.90	25.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
82.68	30.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
96.46	35.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
110.24	40.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
124.02	45.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
137.80	50.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
151.57	55.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
165.35	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
179.13	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
192.91	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
206.69	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
220.47	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
234.25	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
248.03	90.00	Ps. 3.80	Ps. 0.00	Ps. 103.80
261.81	95.00	Ps. 3.80	Ps. 0.00	Ps. 103.80
275.59	100.00	Ps. 0.00	Ps. 103.80	Ps. 103.80
289.37	105.00	Ps. 0.00	Ps. 103.80	Ps. 103.80
303.15	110.00	Ps. 0.00	Ps. 103.80	Ps. 103.80
316.93	115.00	Ps. 0.00	Ps. 103.80	Ps. 103.80
330.71	120.00	Ps. 0.00	Ps. 103.80	Ps. 103.80
344.49	125.00	Ps. 0.00	Ps. 103.80	Ps. 103.80
358.27	130.00	Ps. 0.00	Ps. 103.80	Ps. 103.80
372.05	135.00	Ps. 0.00	Ps. 103.80	Ps. 103.80
385.83	140.00	Ps. 0.00	Ps. 103.80	Ps. 103.80
Earnings Release | 2Q.2022
Banco Santander México
169

(xviii)	SPDR S&P 500 ETF Trust (SPY*)

Stock Market where it is quoted

New York Stock Exchange

Description:

SPDR S&P 500 ETF Trust is a US-incorporated Exchange-Traded Fund. Tracks the S&P 500 Index. Comprises portfolio representing all 500 stocks in the S&P 500 Index. Owned mostly large-cap US stocks. Structure as a real estate investment unit and pay dividends every quarter. Positions are weighted by market capitalization.

Historical Evolution:

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	240.55	268.20	69,639,553.04
2018	234.34	293.58	100,468,590.17
2019	244.21	322.94	72,522,148.50
2020	222.95	373.88	102,732,265.23
2021	368.79	477.48	75,508,818.86
1st Sem. 2020	222.95	338.34	135,683,264.80
2nd Sem. 2020	310.52	373.88	70,139,428.71
1st Sem. 2021	368.79	428.06	78,234,150.76
2nd Sem. 2021	424.97	477.48	72,827,921.72
October 2021	431.24	477.71	122,834,585.10
November 2021	421.95	457.54	124,393,835.32
December 2021	416.25	461.55	102,173,141.97
January 2022	412.00	456.80	96,581,447.50
February 2022	389.46	429.06	115,904,201.68
March 2022	365.86	417.39	96,591,046.63

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 2Q.2022
Banco Santander México
170

Quantitative examples that ilustrate possible gains or losses

SPY303R DC149

Payment rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market Price	Observed Price	Payment rights
0.00	0.00	Ps. 95.00
5.00	22.19	Ps. 95.00
10.00	44.38	Ps. 95.00
15.00	66.57	Ps. 95.00
20.00	88.76	Ps. 95.00
25.00	110.95	Ps. 95.00
30.00	133.14	Ps. 95.00
35.00	155.33	Ps. 95.00
40.00	177.52	Ps. 95.00
45.00	199.71	Ps. 95.00
50.00	221.90	Ps. 95.00
55.00	244.09	Ps. 95.00
60.00	266.28	Ps. 95.00
65.00	288.47	Ps. 95.00
70.00	310.66	Ps. 95.00
75.00	332.85	Ps. 95.00
80.00	355.04	Ps. 95.00
85.00	377.23	Ps. 95.00
90.00	399.42	Ps. 100.00
95.00	421.61	Ps. 100.00
100.00	443.80	Ps. 100.00
105.00	465.99	Ps. 105.00
110.00	488.18	Ps. 110.00
115.00	510.37	Ps. 115.00
120.00	532.56	Ps. 120.00
125.00	554.75	Ps. 125.00
130.00	576.94	Ps. 108.00
135.00	599.13	Ps. 108.00
140.00	621.32	Ps. 108.00
145.00	643.51	Ps. 108.00
150.00	665.70	Ps. 108.00
155.00	687.89	Ps. 108.00
160.00	710.08	Ps. 108.00
165.00	732.27	Ps. 108.00
170.00	754.46	Ps. 108.00
Earnings Release | 2Q.2022
Banco Santander México
171

SPY304R DC152

Market Price	Observed Price	Payment rights
0.00	0.00	Ps.100.00
5.00	22.17	Ps.100.00
10.00	44.33	Ps.100.00
15.00	66.50	Ps.100.00
20.00	88.66	Ps.100.00
25.00	110.83	Ps.100.00
30.00	132.99	Ps.100.00
35.00	155.16	Ps.100.00
40.00	177.32	Ps.100.00
45.00	199.49	Ps.100.00
50.00	221.66	Ps.100.00
55.00	243.82	Ps.100.00
60.00	265.99	Ps.100.00
65.00	288.15	Ps.100.00
70.00	310.32	Ps.100.00
75.00	332.48	Ps.100.00
80.00	354.65	Ps.100.00
85.00	376.81	Ps.100.00
90.00	398.98	Ps.100.00
95.00	421.14	Ps.100.00
100.00	443.31	Ps.100.00
105.00	465.48	Ps.105.00
110.00	487.64	Ps.110.00
115.00	509.81	Ps.115.00
120.00	531.97	Ps.120.00
125.00	554.14	Ps.108.00
130.00	576.30	Ps.108.00
135.00	598.47	Ps.108.00
140.00	620.63	Ps.108.00
145.00	642.80	Ps.108.00
150.00	664.97	Ps.108.00
155.00	687.13	Ps.108.00
160.00	709.30	Ps.108.00
170.00	731.46	Ps.108.00
Earnings Release | 2Q.2022
Banco Santander México
172

SPY305R DC155

Market Price	Observed Price	Payment rights
0.00	0.00	Ps. 100.00
5.00	21.39	Ps. 100.00
10.00	42.78	Ps. 100.00
15.00	64.17	Ps. 100.00
20.00	85.56	Ps. 100.00
25.00	106.95	Ps. 100.00
30.00	128.34	Ps. 100.00
35.00	149.73	Ps. 100.00
40.00	171.12	Ps. 100.00
45.00	192.51	Ps. 100.00
50.00	213.91	Ps. 100.00
55.00	235.30	Ps. 100.00
60.00	256.69	Ps. 100.00
65.00	278.08	Ps. 100.00
70.00	299.47	Ps. 100.00
75.00	320.86	Ps. 100.00
80.00	342.25	Ps. 100.00
85.00	363.64	Ps. 100.00
90.00	385.03	Ps. 100.00
95.00	406.42	Ps. 100.00
100.00	427.81	Ps. 100.00
105.00	449.20	Ps. 105.00
110.00	470.59	Ps. 110.00
115.00	491.98	Ps. 115.00
120.00	513.37	Ps. 120.00
125.00	534.76	Ps. 108.00
130.00	556.15	Ps. 108.00
135.00	577.54	Ps. 108.00
140.00	598.93	Ps. 108.00
145.00	620.32	Ps. 108.00
150.00	641.72	Ps. 108.00
155.00	663.11	Ps. 108.00
160.00	684.50	Ps. 108.00
165.00	705.89	Ps. 108.00
170.00	727.28	Ps. 108.00
Earnings Release | 2Q.2022
Banco Santander México
173

SPY306R DC163

Market Price	Observed Price	Payment rights
0.00	0.00	Ps. 100.00
5.00	18.90	Ps. 100.00
10.00	37.81	Ps. 100.00
15.00	56.71	Ps. 100.00
20.00	75.61	Ps. 100.00
25.00	94.52	Ps. 100.00
30.00	113.42	Ps. 100.00
35.00	132.32	Ps. 100.00
40.00	151.22	Ps. 100.00
45.00	170.13	Ps. 100.00
50.00	189.03	Ps. 100.00
55.00	207.93	Ps. 100.00
60.00	226.84	Ps. 100.00
65.00	245.74	Ps. 100.00
70.00	264.64	Ps. 100.00
75.00	283.55	Ps. 100.00
80.00	302.45	Ps. 100.00
85.00	321.35	Ps. 100.00
90.00	340.25	Ps. 100.00
95.00	359.16	Ps. 100.00
100.00	378.06	Ps. 100.00
105.00	396.96	Ps. 105.00
110.00	415.87	Ps. 110.00
115.00	434.77	Ps. 115.00
120.00	453.67	Ps. 120.00
125.00	472.58	Ps. 110.00
130.00	491.48	Ps. 110.00
135.00	510.38	Ps. 110.00
140.00	529.28	Ps. 110.00
145.00	548.19	Ps. 110.00
150.00	567.09	Ps. 110.00
155.00	585.99	Ps. 110.00
160.00	604.90	Ps. 110.00
165.00	623.80	Ps. 110.00
170.00	642.70	Ps. 110.00
(xix)	Uber Technologies, Inc. (UBER*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

Uber Technologies, Inc. provides ride hailing services. The Company develops applications for road transportation, navigation, ride sharing, and payment processing solutions. Uber Technologies serves customers worldwide.

Historical Evolution:

Earnings Release | 2Q.2022
Banco Santander México
174

Comparison base: May 9th, 2019

Period	Minimum price	Maximum price	Average (securities)
2017	N.A.	N.A.	N.A.
2018	N.A.	N.A.	N.A.
2019	25.99	N.A.	N.A.
2020	14.82	N.A.	N.A.
2021	35.73	63.18	22,591,301.95
1st Sem. 2020	14.82	41.27	35,401,344.19
2nd Sem. 2020	29.42	54.86	20,800,758.90
1st Sem. 2021	43.81	63.18	20,171,602.44
2nd Sem. 2021	35.73	51.71	24,971,549.84
October 2021	34.09	44.42	28,151,957.48
November 2021	32.39	40.19	38,683,430.07
December 2021	28.57	37.19	34,866,095.13
January 2022	30.68	36.51	23,136,635.83
February 2022	21.55	31.48	44,133,021.13
March 2022	20.46	25.83	34,228,668.83

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

UBR208L DC023

Earnings Release | 2Q.2022
Banco Santander México
175

Market price	Observed price	Observation dates 1 to 3	Excercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70
2.23	5.00	Ps. 0.00	Ps. 0.00	Ps. 70
4.47	10.00	Ps. 0.00	Ps. 0.00	Ps. 70
6.70	15.00	Ps. 0.00	Ps. 0.00	Ps. 70
8.94	20.00	Ps. 0.00	Ps. 0.00	Ps. 70
11.17	25.00	Ps. 0.00	Ps. 0.00	Ps. 70
13.41	30.00	Ps. 0.00	Ps. 0.00	Ps. 70
15.64	35.00	Ps. 0.00	Ps. 0.00	Ps. 70
17.88	40.00	Ps. 0.00	Ps. 0.00	Ps. 70
20.11	45.00	Ps. 0.00	Ps. 0.00	Ps. 70
22.35	50.00	Ps. 0.00	Ps. 0.00	Ps. 70
24.58	55.00	Ps. 0.00	Ps. 0.00	Ps. 70
26.81	60.00	Ps. 0.00	Ps. 0.00	Ps. 70
29.05	65.00	Ps. 0.00	Ps. 0.00	Ps. 75
31.28	70.00	Ps. 0.00	Ps. 0.00	Ps. 80
33.52	75.00	Ps. 0.00	Ps. 0.00	Ps. 85
35.75	80.00	Ps. 0.00	Ps. 0.00	Ps. 90
37.99	85.00	Ps. 0.00	Ps. 0.00	Ps. 95
40.22	90.00	Ps. 3.50	Ps. 0.00	Ps. 103.5
42.46	95.00	Ps. 3.50	Ps. 0.00	Ps. 103.5
44.69	100.00	Ps. 0.00	Ps. 103.50	Ps. 103.5
46.92	105.00	Ps. 0.00	Ps. 103.50	Ps. 103.5
49.16	110.00	Ps. 0.00	Ps. 103.50	Ps. 103.5
51.39	115.00	Ps. 0.00	Ps. 103.50	Ps. 103.5
53.63	120.00	Ps. 0.00	Ps. 103.50	Ps. 103.5
55.86	125.00	Ps. 0.00	Ps. 103.50	Ps. 103.5
58.10	130.00	Ps. 0.00	Ps. 0.00	Ps. 70
60.33	135.00	Ps. 0.00	Ps. 0.00	Ps. 70
62.57	140.00	Ps. 0.00	Ps. 0.00	Ps. 70
(xx)	Visa, Inc. (V*)

Stock Market where it is quoted:

New York Stock Exchange

Earnings Release | 2Q.2022
Banco Santander México
176

Description:

Visa Inc. operates a retail electronic payments network and manages global financial services. The Company also offers global commerce through the transfer of value and information among financial institutions, merchants, consumers, businesses, and government entities.

Historical Evolution:

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	93.25	114.35	7,177,595.71
2018	113.86	150.79	8,587,335.23
2019	128.13	189.39	7,596,704.65
2020	135.74	218.73	9,617,979.76
2021	190.16	250.93	8,657,740.09
1st Sem. 2020	135.74	213.31	11,446,094.42
2nd Sem. 2020	180.87	218.73	7,809,735.91
1st Sem. 2021	193.25	237.32	8,577,517.09
2nd Sem. 2021	190.16	250.93	8,736,655.11
October 2021	201.85	228.00	11,857,719.65
November 2021	215.95	235.42	8,922,572.89
December 2021	190.70	228.12	8,421,887.58
January 2022	201.10	227.74	7,363,161.63
February 2022	193.00	214.52	7,725,814.42
March 2022	189.05	215.05	6,931,123.63

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

VIS210R DC004

Earnings Release | 2Q.2022
Banco Santander México
177

Observed Price	Market Price	Payment Rights
0.00	0.00	Ps. 100.00
5.00	11.26	Ps. 100.00
10.00	22.52	Ps. 100.00
15.00	33.78	Ps. 100.00
20.00	45.04	Ps. 100.00
25.00	56.30	Ps. 100.00
30.00	67.55	Ps. 100.00
35.00	78.81	Ps. 100.00
40.00	90.07	Ps. 100.00
45.00	101.33	Ps. 100.00
50.00	112.59	Ps. 100.00
55.00	123.85	Ps. 100.00
60.00	135.11	Ps. 100.00
65.00	146.37	Ps. 100.00
70.00	157.63	Ps. 100.00
75.00	168.89	Ps. 100.00
80.00	180.14	Ps. 100.00
85.00	191.40	Ps. 100.00
90.00	202.66	Ps. 100.00
95.00	213.92	Ps. 100.00
100.00	225.18	Ps. 100.00
105.00	236.44	Ps. 105.00
110.00	247.70	Ps. 110.00
115.00	258.96	Ps. 115.00
118.00	265.71	Ps. 118.00
118.75	267.40	Ps. 118.75
118.80	267.51	Ps. 106.00
135.00	303.99	Ps. 106.00
140.00	315.25	Ps. 106.00
145.00	326.51	Ps. 106.00
150.00	337.77	Ps. 106.00
155.00	349.03	Ps. 106.00
(xxi)	Energy Select Sector SPDR (XLE *)

Stock Market where it is quoted

New York Stock Exchange

Description:

Earnings Release | 2Q.2022
Banco Santander México
178

Energy Select Sector SPDR Fund is an Exchange Traded Fund incorporated in the US Follow the performance of The Energy Select Sector Index. Holds large cap energy stocks in the US Invests in companies that develop and produce crude oil and natural gas, offer drilling and other related services. Positions are weighted by market cap.

Historical Evolution:

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	62.00	72.60	12,381,847.63
2018	53.84	78.91	16,220,791.77
2019	55.85	68.61	14,052,817.93
2020	23.57	60.87	30,330,118.95
2021	37.90	59.14	29,938,403.21
1st Sem. 2020	23.57	60.87	32,986,907.84
2nd Sem. 2020	27.71	41.60	27,702,208.20
1st Sem. 2021	37.90	56.19	31,563,188.91
2nd Sem. 2021	45.79	59.14	28,340,108.58
October 2021	55.50	65.92	40,922,590.03
November 2021	66.95	70.58	39,739,126.39
December 2021	71.29	78.75	45,067,911.81
January 2022	73.68	81.02	31,249,898.13
February 2022	75.15	88.53	35,377,743.19
March 2022	70.66	92.28	38,896,881.20

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

XLE304R DC019

Earnings Release | 2Q.2022
Banco Santander México
179

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 85.00
5.00	3.82	Ps. 85.00
10.00	7.64	Ps. 85.00
15.00	11.47	Ps. 85.00
20.00	15.29	Ps. 85.00
25.00	19.11	Ps. 85.00
30.00	22.93	Ps. 85.00
35.00	26.75	Ps. 85.00
40.00	30.58	Ps. 85.00
45.00	34.40	Ps. 85.00
50.00	38.22	Ps. 85.00
55.00	42.04	Ps. 85.00
60.00	45.86	Ps. 85.00
65.00	49.69	Ps. 85.00
70.00	53.51	Ps. 85.00
75.00	57.33	Ps. 85.00
80.00	61.15	Ps. 85.00
85.00	64.97	Ps. 85.00
90.00	68.80	Ps. 90.00
95.00	72.62	Ps. 95.00
100.00	76.44	Ps. 100.00
102.00	77.97	Ps. 103.24
101.00	77.20	Ps. 101.62
103.00	78.73	Ps. 104.86
108.00	82.56	Ps. 112.96
110.00	84.08	Ps. 116.20
115.00	87.91	Ps. 124.30
120.00	91.73	Ps. 132.40
125.00	95.55	Ps. 132.40
130.00	99.37	Ps. 132.40
135.00	103.19	Ps. 132.40
140.00	107.02	Ps. 132.40
145.00	110.84	Ps. 132.40
150.00	114.66	Ps. 132.40
160.00	122.30	Ps. 132.40
(xxii)	Financial Select Sector SPDR (XLF*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Financial Select Sector SPDR Fund is an exchange-traded fund incorporated in the USA. The Fund's objective is to provide investment results that, before expenses, correspond to the performance of The Financial Select Sector. The Index includes financial services firms whose business' range from investment management to commercial & business banking.

Historical Evolution:

Earnings Release | 2Q.2022
Banco Santander México
180

Comparison base: June 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	23.88	28.22	55,977,533.14
2018	22.31	30.17	61,707,717.64
2019	23.48	30.94	49,572,724.63
2020	17.66	31.17	67,562,556.95
2021	28.95	40.62	55,157,648.64
1st Sem. 2020	17.66	31.17	80,700,158.41
2nd Sem. 2020	22.68	29.48	54,567,755.49
1st Sem. 2021	28.95	38.47	58,163,835.48
2nd Sem. 2021	35.11	40.62	52,200,475.72
October 2021	38.20	41.42	78,357,691.10
November 2021	37.88	41.04	70,174,386.75
December 2021	35.66	39.52	74,113,443.23
January 2022	34.51	38.22	66,067,746.93
February 2022	32.92	36.04	76,369,541.10
March 2022	30.84	35.38	67,235,474.27

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 2Q.2022
Banco Santander México
181

Quantitative examples that ilustrate possible gains or losses

XLF212R DC022

Market price	Observed price	Payment rights (MXN)
0	0	Ps.90.00
1.973	5	Ps.90.00
3.946	10	Ps.90.00
5.919	15	Ps.90.00
7.892	20	Ps.90.00
9.865	25	Ps.90.00
11.838	30	Ps.90.00
13.811	35	Ps.90.00
15.784	40	Ps.90.00
17.757	45	Ps.90.00
19.73	50	Ps.90.00
21.703	55	Ps.90.00
23.676	60	Ps.90.00
25.649	65	Ps.90.00
27.622	70	Ps.90.00
29.595	75	Ps.90.00
31.568	80	Ps.90.00
33.541	85	Ps.90.00
35.514	90	Ps.90.00
37.487	95	Ps.95.00
39.46	100	Ps.100.00
40.2492	102	Ps.100.00
39.8546	101	Ps.100.00
40.6438	103	Ps.100.00
42.6168	108	Ps.106.15
44.593746	113.01	Ps.112.31
46.172146	117.01	Ps.117.23
46.566746	118.01	Ps.118.46
46.566746	118.01	Ps.118.46
50.9034	129	Ps.131.98
52.8764	134	Ps.108.00
54.8494	139	Ps.108.00
56.8224	144	Ps.108.00
58.7954	149	Ps.108.00
60.7684	154	Ps.108.00

XLF302R DC023

Earnings Release | 2Q.2022
Banco Santander México
182

Market price	Observed price	Payment rights
0.00	0.00	Ps. 90.00
5.00	1.95	Ps. 90.00
10.00	3.91	Ps. 90.00
15.00	5.86	Ps. 90.00
20.00	7.81	Ps. 90.00
25.00	9.77	Ps. 90.00
30.00	11.72	Ps. 90.00
35.00	13.67	Ps. 90.00
40.00	15.62	Ps. 90.00
45.00	17.58	Ps. 90.00
50.00	19.53	Ps. 90.00
55.00	21.48	Ps. 90.00
60.00	23.44	Ps. 90.00
65.00	25.39	Ps. 90.00
70.00	27.34	Ps. 90.00
75.00	29.30	Ps. 90.00
80.00	31.25	Ps. 90.00
85.00	33.20	Ps. 90.00
90.00	35.15	Ps. 90.00
95.00	37.11	Ps. 95.00
100.00	39.06	Ps. 100.00
102.00	39.84	Ps. 100.00
101.00	39.45	Ps. 100.00
103.00	40.23	Ps. 100.00
108.00	42.18	Ps. 106.90
113.01	44.14	Ps. 113.81
117.01	45.70	Ps. 119.33
118.01	46.09	Ps. 120.71
118.01	46.09	Ps. 120.71
129.00	50.39	Ps. 135.88
134.00	52.34	Ps. 108.00
139.00	54.29	Ps. 108.00
144.00	56.25	Ps. 108.00
149.00	58.20	Ps. 108.00
154.00	60.15	Ps. 108.00
Earnings Release | 2Q.2022
Banco Santander México
183

Hedged Position as of June 30th, 2022

Hedged Positions

ASSETS: ADB310L DC015, BAB207R DC062, BAB302R DC063, BAB304R DC053, BAC212L DC014, CTI308L DC012, FBK209L DC097, FBK304R DC116, FBK309L DC115, FXI305R DC037, IBB306R DC003, ICL211R DC003, ICL212L DC010, JNJ210R DC005, MLI209L DC006, MLI212L DC014, MLI212L DC018, MRN211L DC007, NKE209L DC020, NVD210L DC124, NVD212L DC129, NVD307L DC130, PYL306L DC043, QQQ306R DC033, QQQ306R DC034, SFI207R DC001, SPO207L DC007, SPY303R DC149, SPY304R DC152, SPY305R DC155, SPY306R DC163, SXE406R DC069, UBR208L DC023, VIS210R DC004, XLE304R DC019, XLF212R DC022, XLF302R DC023

Asset type	Issuer / Serie	Number of shares	Market price	Beta coef.	Period in months used for beta	Delta coefic. (for options and warrants)	Delta (shares)	Delta (securities)

HEDGE	ICL211R DC003	586,000	0.00	1.0000	12	0.071815	42,083.3374	42,083.3374
HEDGE	SPO207L DC007	1,125,000	0.00	1.0000	12	-	0.0000	-
HEDGE	SFI207R DC001	465,000	0.00	1.0000	12	0.056887	26,452.2460	26,452.2460
HEDGE	UBR208L DC023	1,914,500	0.00	1.0000	12	0.008994	17,218.7535	17,218.7535
HEDGE	FBK209L DC097	586,500	0.00	1.0000	12	0.000671	393.3412	393.3412
HEDGE	MLI209L DC006	453,750	0.00	1.0000	12	0.000019	8.6722	8.6722
HEDGE	BAB304R DC053	486,942	0.00	1.0000	12	0.007333	3,570.7063	3,570.7063
HEDGE	VIS210R DC004	400,000	0.00	1.0000	12	0.003548	1,419.0867	1,419.0867
HEDGE	JNJ210R DC005	400,000	0.00	1.0000	12	0.003794	1,517.6326	1,517.6326
HEDGE	NVD210L DC124	1,373,200	0.00	1.0000	12	0.013801	18,951.4108	18,951.4108
HEDGE	MRN211L DC007	472,500	0.00	1.0000	12	0.003616	1,708.3526	1,708.3526
HEDGE	BAC212L DC014	287,300	0.00	1.0000	12	0.083842	24,087.9088	24,087.9088
HEDGE	ICL212L DC010	100,000	0.00	1.0000	12	0.136351	13,635.0702	13,635.0702
HEDGE	MLI212L DC014	130,000	0.00	1.0000	12	0.004465	580.5086	580.5086
HEDGE	NVD212L DC129	100,000	0.00	1.0000	12	0.016905	1,690.5403	1,690.5403
HEDGE	XLF212R DC022	375,700	0.00	1.0000	12	0.028265	10,619.1757	10,619.1757
HEDGE	PYL306L DC043	358,060	0.00	1.0000	12	0.009403	3,366.9688	3,366.9688
HEDGE	NVD307L DC130	506,200	0.00	1.0000	12	0.016725	8,466.0850	8,466.0850
HEDGE	BAB207R DC062	449,206	0.00	1.0000	12	0.041082	18,454.3558	18,454.3558
HEDGE	XLF302R DC023	326,500	0.00	1.0000	12	0.036036	11,765.6394	11,765.6394
HEDGE	CTI308L DC012	365,000	0.00	1.0000	12	0.068865	25,135.6016	25,135.6016
HEDGE	BAB302R DC063	475,300	0.00	1.0000	12	0.024030	11,421.4043	11,421.4043
HEDGE	SPY303R DC149	772,000	0.00	1.0000	12	0.003320	2,563.0159	2,563.0159
HEDGE	NKE209L DC020	125,500	0.00	1.0000	12	0.018958	2,379.2291	2,379.2291
HEDGE	FBK309L DC115	133,200	0.00	1.0000	12	0.018476	2,461.0541	2,461.0541
HEDGE	ADB310L DC015	92,400	0.00	1.0000	12	0.012666	1,170.3617	1,170.3617
HEDGE	FBK304R DC116	869,300	0.00	1.0000	12	0.001880	1,634.5479	1,634.5479
HEDGE	XLE304R DC019	110,000	0.00	1.0000	12	0.035214	3,873.5006	3,873.5006
HEDGE	SPY304R DC152	121,000	0.00	1.0000	12	0.002060	249.2796	249.2796
Earnings Release | 2Q.2022
Banco Santander México
184

HEDGE	SPY305R DC155	2,084,700	0.00	1.0000	12	0.002436	5,077.8803	5,077.8803
HEDGE	FXI305R DC037	276,000	0.00	1.0000	12	0.031395	8,664.9710	8,664.9710
HEDGE	QQQ306R DC033	1,886,200	0.00	1.0000	12	0.002802	5,284.6862	5,284.6862
HEDGE	QQQ306R DC034	318,000	0.00	1.0000	12	0.006702	2,131.2426	2,131.2426
HEDGE	IBB306R DC003	77,500	0.00	1.0000	12	0.006488	502.8183	502.8183
HEDGE	SXE406R DC069	550,000	0.00	1.0000	12	0.000133	73.0993	73.0993
HEDGE	MLI212L DC018	100,000	0.00	1.0000	12	0.002337	233.6618	233.6618
HEDGE	SPY306R DC163	160,000	0.00	1.0000	12	0.002276	364.2038	364.2038
OBLIGATION	ICL211R DC003	586,000	0.00	1.0000	12	(0.071815)	(42,083.3374)	(42,083.3374)
OBLIGATION	SPO207L DC007	1,125,000	0.00	1.0000	12	-	-	-
OBLIGATION	SFI207R DC001	465,000	0.00	1.0000	12	(0.056887)	(26,452.2460)	(26,452.2460)
OBLIGATION	UBR208L DC023	1,914,500	0.00	1.0000	12	(0.008994)	(17,218.7535)	(17,218.7535)
OBLIGATION	FBK209L DC097	586,500	0.00	1.0000	12	(0.000671)	(393.3412)	(393.3412)
OBLIGATION	MLI209L DC006	453,750	0.00	1.0000	12	(0.000019)	(8.6722)	(8.6722)
OBLIGATION	BAB304R DC053	486,942	0.00	1.0000	12	(0.007333)	(3,570.7063)	(3,570.7063)
OBLIGATION	VIS210R DC004	400,000	0.00	1.0000	12	(0.003548)	(1,419.0867)	(1,419.0867)
OBLIGATION	JNJ210R DC005	400,000	0.00	1.0000	12	(0.003794)	(1,517.6326)	(1,517.6326)
OBLIGATION	NVD210L DC124	1,373,200	0.00	1.0000	12	(0.013801)	(18,951.4108)	(18,951.4108)
OBLIGATION	MRN211L DC007	472,500	0.00	1.0000	12	(0.003616)	(1,708.3526)	(1,708.3526)
OBLIGATION	BAC212L DC014	287,300	0.00	1.0000	12	(0.083842)	(24,087.9088)	(24,087.9088)
OBLIGATION	ICL212L DC010	100,000	0.00	1.0000	12	(0.136351)	(13,635.0702)	(13,635.0702)
OBLIGATION	MLI212L DC014	130,000	0.00	1.0000	12	(0.004465)	(580.5086)	(580.5086)
OBLIGATION	NVD212L DC129	100,000	0.00	1.0000	12	(0.016905)	(1,690.5403)	(1,690.5403)
OBLIGATION	XLF212R DC022	375,700	0.00	1.0000	12	(0.028265)	(10,619.1757)	(10,619.1757)
OBLIGATION	PYL306L DC043	358,060	0.00	1.0000	12	(0.009403)	(3,366.9688)	(3,366.9688)
OBLIGATION	NVD307L DC130	506,200	0.00	1.0000	12	(0.016725)	(8,466.0850)	(8,466.0850)
OBLIGATION	BAB207R DC062	449,206	0.00	1.0000	12	(0.041082)	(18,454.3558)	(18,454.3558)
OBLIGATION	XLF302R DC023	326,500	0.00	1.0000	12	(0.036036)	(11,765.6394)	(11,765.6394)
OBLIGATION	CTI308L DC012	365,000	0.00	1.0000	12	(0.068865)	(25,135.6016)	(25,135.6016)
OBLIGATION	BAB302R DC063	475,300	0.00	1.0000	12	(0.024030)	(11,421.4043)	(11,421.4043)
OBLIGATION	SPY303R DC149	772,000	0.00	1.0000	12	(0.003320)	(2,563.0159)	(2,563.0159)
OBLIGATION	NKE209L DC020	125,500	0.00	1.0000	12	(0.018958)	(2,379.2291)	(2,379.2291)
OBLIGATION	FBK309L DC115	133,200	0.00	1.0000	12	(0.018476)	(2,461.0541)	(2,461.0541)
OBLIGATION	ADB310L DC015	92,400	0.00	1.0000	12	(0.012666)	(1,170.3617)	(1,170.3617)
OBLIGATION	FBK304R DC116	869,300	0.00	1.0000	12	(0.001880)	(1,634.5479)	(1,634.5479)
OBLIGATION	XLE304R DC019	110,000	0.00	1.0000	12	(0.035214)	(3,873.5006)	(3,873.5006)
OBLIGATION	SPY304R DC152	121,000	0.00	1.0000	12	(0.002060)	(249.2796)	(249.2796)
OBLIGATION	SPY305R DC155	2,084,700	0.00	1.0000	12	(0.002436)	(5,077.8803)	(5,077.8803)
OBLIGATION	FXI305R DC037	276,000	0.00	1.0000	12	(0.031395)	(8,664.9710)	(8,664.9710)
OBLIGATION	QQQ306R DC033	1,886,200	0.00	1.0000	12	(0.002802)	(5,284.6862)	(5,284.6862)
OBLIGATION	QQQ306R DC034	318,000	0.00	1.0000	12	(0.006702)	(2,131.2426)	(2,131.2426)
OBLIGATION	IBB306R DC003	77,500	0.00	1.0000	12	(0.006488)	(502.8183)	(502.8183)
OBLIGATION	SXE406R DC069	550,000	0.00	1.0000	12	(0.000133)	(73.0993)	(73.0993)
OBLIGATION	MLI212L DC018	100,000	0.00	1.0000	12	(0.002337)	(233.6618)	(233.6618)
OBLIGATION	SPY306R DC163	160,000	0.00	1.0000	12	(0.002276)	(364.2038)	(364.2038)
Earnings Release | 2Q.2022
Banco Santander México
185

DELTA AS ISSUERS
ISSUER / SERIE	ISSUER / SERIE	ISSUER / SERIE
ICL211R DC003	COBERTURA	42,083.337430
	OBLIGACIÓN	(42,083.337430)
SPO207L DC007	COBERTURA	-
	OBLIGACIÓN	-
UBR208L DC023	COBERTURA	17,218.753460
	OBLIGACIÓN	(17,218.753460)
FBK209L DC097	COBERTURA	393.341200
	OBLIGACIÓN	(393.341200)
MLI209L DC006	COBERTURA	8.672170
	OBLIGACIÓN	(8.672170)
BAB304R DC053	COBERTURA	3,570.706270
	OBLIGACIÓN	(3,570.706270)
SFI207R DC001	COBERTURA	26,452.246020
	OBLIGACIÓN	(26,452.246020)
VIS210R DC004	COBERTURA	1,419.086670
	OBLIGACIÓN	(1,419.086670)
JNJ210R DC005	COBERTURA	1,517.632580
	OBLIGACIÓN	(1,517.632580)
NVD210L DC124	COBERTURA	18,951.410750
	OBLIGACIÓN	(18,951.410750)
MRN211L DC007	COBERTURA	1,708.352620
	OBLIGACIÓN	(1,708.352620)
BAC212L DC014	COBERTURA	24,087.908770
	OBLIGACIÓN	(24,087.908770)
ICL212L DC010	COBERTURA	13,635.070240
	OBLIGACIÓN	(13,635.070240)
MLI212L DC014	COBERTURA	580.508560
	OBLIGACIÓN	(580.508560)
NVD212L DC129	COBERTURA	1,690.540270
	OBLIGACIÓN	(1,690.540270)
Earnings Release | 2Q.2022
Banco Santander México
186

XLF212R DC022	COBERTURA	10,619.175720
	OBLIGACIÓN	(10,619.175720)
PYL306L DC043	COBERTURA	3,366.968800
	OBLIGACIÓN	(3,366.968800)
NVD307L DC130	COBERTURA	8,466.085010
	OBLIGACIÓN	(8,466.085010)
BAB207R DC062	COBERTURA	18,454.355790
	OBLIGACIÓN	(18,454.355790)
XLF302R DC023	COBERTURA	11,765.639380
	OBLIGACIÓN	(11,765.639380)
CTI308L DC012	COBERTURA	25,135.601550
	OBLIGACIÓN	(25,135.601550)
BAB302R DC063	COBERTURA	11,421.404250
	OBLIGACIÓN	(11,421.404250)
SPY303R DC149	COBERTURA	2,563.015900
	OBLIGACIÓN	(2,563.015900)
NKE209L DC020	COBERTURA	2,379.229070
	OBLIGACIÓN	(2,379.229070)
FBK309L DC115	COBERTURA	2,461.054120
	OBLIGACIÓN	(2,461.054120)
ADB310L DC015	COBERTURA	1,170.361730
	OBLIGACIÓN	(1,170.361730)
FBK304R DC116	COBERTURA	1,634.547850
	OBLIGACIÓN	(1,634.547850)
XLE304R DC019	COBERTURA	3,873.500640
	OBLIGACIÓN	(3,873.500640)
SPY304R DC152	COBERTURA	249.279610
	OBLIGACIÓN	(249.279610)
SPY305R DC155	COBERTURA	5,077.880340
	OBLIGACIÓN	(5,077.880340)
FXI305R DC037	COBERTURA	8,664.970970
	OBLIGACIÓN	(8,664.970970)
QQQ306R DC033	COBERTURA	5,284.686160
	OBLIGACIÓN	(5,284.686160)
QQQ306R DC034	COBERTURA	2,131.242610
	OBLIGACIÓN	(2,131.242610)
IBB306R DC003	COBERTURA	502.818320
	OBLIGACIÓN	(502.818320)
SXE406R DC069	COBERTURA	73.099320
	OBLIGACIÓN	(73.099320)
MLI212L DC018	COBERTURA	233.661840
	OBLIGACIÓN	(233.661840)
SPY306R DC163	COBERTURA	364.203750
	OBLIGACIÓN	(364.203750)
Total general		0.000000
Earnings Release | 2Q.2022
Banco Santander México
187

ISSUER	DELTA (SHARES)	ORIGINAL BETA	STANDARD ERROR	DELTA IN TERMS OF ASSETS	DELTA HEDGE IN SECURITIES	DELTA OBLIGATIONS IN SECURITIES
ICL211R DC003	0.0000	1.000000	0.000000	0.0000	42,083.3374	(42,083.3374)
SPO207L DC007	0.0000	1.000000	0.000000	0.0000	0.0000	0.0000
SFI207R DC001	0.0000	1.000000	0.000000	0.0000	26,452.2460	(26,452.2460)
UBR208L DC023	0.0000	1.000000	0.000000	0.0000	17,218.7535	(17,218.7535)
FBK209L DC097	0.0000	1.000000	0.000000	0.0000	393.3412	(393.3412)
MLI209L DC006	0.0000	1.000000	0.000000	0.0000	8.6722	(8.6722)
BAB304R DC053	0.0000	1.000000	0.000000	0.0000	3,570.7063	(3,570.7063)
VIS210R DC004	0.0000	1.000000	0.000000	0.0000	1,419.0867	(1,419.0867)
JNJ210R DC005	0.0000	1.000000	0.000000	0.0000	1,517.6326	(1,517.6326)
NVD210L DC124	0.0000	1.000000	0.000000	0.0000	18,951.4108	(18,951.4108)
MRN211L DC007	0.0000	1.000000	0.000000	0.0000	1,708.3526	(1,708.3526)
BAC212L DC014	0.0000	1.000000	0.000000	0.0000	24,087.9088	(24,087.9088)
ICL212L DC010	0.0000	1.000000	0.000000	0.0000	13,635.0702	(13,635.0702)
MLI212L DC014	0.0000	1.000000	0.000000	0.0000	580.5086	(580.5086)
NVD212L DC129	0.0000	1.000000	0.000000	0.0000	1,690.5403	(1,690.5403)
XLF212R DC022	0.0000	1.000000	0.000000	0.0000	10,619.1757	(10,619.1757)
PYL306L DC043	0.0000	1.000000	0.000000	0.0000	3,366.9688	(3,366.9688)
NVD307L DC130	0.0000	1.000000	0.000000	0.0000	8,466.0850	(8,466.0850)
BAB207R DC062	0.0000	1.000000	0.000000	0.0000	18,454.3558	(18,454.3558)
XLF302R DC023	0.0000	1.000000	0.000000	0.0000	11,765.639380	(11,765.639380)
CTI308L DC012	0.0000	1.000000	0.000000	0.0000	25,135.6016	(25,135.6016)
BAB302R DC063	0.0000	1.000000	0.000000	0.0000	11,421.4043	(11,421.4043)
SPY303R DC149	0.0000	1.000000	0.000000	0.0000	2,563.0159	(2,563.0159)
NKE209L DC020	0.0000	1.000000	0.000000	0.0000	2,379.2291	(2,379.2291)
FBK309L DC115	0.0000	1.000000	0.000000	0.0000	2,461.0541	(2,461.0541)
ADB310L DC015	0.0000	1.000000	0.000000	0.0000	1,170.3617	(1,170.3617)
FBK304R DC116	0.0000	1.000000	0.000000	0.0000	1,634.5479	(1,634.5479)
XLE304R DC019	0.0000	1.000000	0.000000	0.0000	3,873.5006	(3,873.5006)
SPY304R DC152	0.0000	1.000000	0.000000	0.0000	249.2796	(249.2796)
SPY305R DC155	0.0000	1.000000	0.000000	0.0000	5,077.8803	(5,077.8803)
FXI305R DC037	0.0000	1.000000	0.000000	0.0000	8,664.9710	(8,664.9710)
QQQ306R DC033	0.0000	1.000000	0.000000	0.0000	5,284.6862	(5,284.6862)
QQQ306R DC034	0.0000	1.000000	0.000000	0.0000	2,131.2426	(2,131.2426)
IBB306R DC003	0.0000	1.000000	0.000000	0.0000	502.8183	(502.8183)
SXE406R DC069	0.0000	1.000000	0.000000	0.0000	73.0993	(73.0993)
MLI212L DC018	0.0000	1.000000	0.000000	0.0000	233.6618	(233.6618)
SPY306R DC163	0.0000	1.000000	0.000000	0.0000	364.2038	(364.2038)
Earnings Release | 2Q.2022
Banco Santander México
188

Item 2

2Q.22 Earnings Presentation Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

2 Safe Harbor Statement Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

Strong Business Expansion and Healthy Asset Quality Boosted Profitability 3 Loan book up 10.3%  Individual loans, outpace market, supported by sustained market share gains in auto and mortgages loans as well as stronger performance in credit card and payroll loans  Significant pick - up in middle - market, corporate and government loans, while SMEs remained soft Deposit base up 3.3%; individual deposits at 37.2% of base vs 24.2% in 2016; best mix vs previous second quarters. Strategy continues reducing high - cost deposits  Individual demand deposits +8.6%  Individual term deposits +4.5% Improved sound asset quality  NPL ratio 2.56% 2.87%  Cost of risk 1 2.06% 2.75% Higher profitability in 2Q22 reflects strong revenues expansion and lower provisions  Efficiency ratio 2 46.65% - 94 bps 46.95% - 15 bps  ROAE 3 16.93% +510 bps 14.73% +470 bps 2Q22 2Q21 2Q22 YoY Var  Corporate demand deposits - 2.2%  Corporate term deposits +10.2% Strong capital and liquidity positions  CET1 13 .84%  LCR 181 .65% 2Q22  NPL ratio reflects implementation of IFRS - 9  Declining CoR as asset quality remains healthy Source: Company filings under CNBV GAAP. Notes: 1) Year to date ratio = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex - net of al lowances (2Q22*4) / Year to date ratio = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (6M22*2). 3) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q21;2Q22) / Year to date r atio = Annualized cumulative net income as a percentage of average equity (4Q21;2Q22). 6M22 YoY Var

Steady Macro Indicators, but GDP Growth Expectations Decline

Banxico's GDP Growth Expectations Survey[1] (%)

2022
2.5
2.0
1.5
2.0
2.2
2023
(June 22)
1.8
1.7
2019
2020
2021
2022

Growth of Formal Employment[2] (%, YoY)

6
2
-2
-6
4.4
(June 22)
2019
2020
2021
2022

Macro Indicadors[3] (%)

130
120
110
100
90
80
70
60
121.6
101.3
100.0
Private Consumption
(April 22)
Industrial Activity
Gross Fixed Investment
2019
2020
2021
2022

Santander

4

4.4 - 6 - 2 2 6 2021 2019 2020 Banxico’s GDP Growth Expectations Survey 1 (%) 1.8 2.2 1.7 2.5 1.5 2.0 2019 2.0 2020 2021 4 Steady Macro Indicators, but GDP Growth Expectations Decline Source: 1) Banxico surveys on the expectations of specialists in economics of the private sector as of June 2022. 2) Instituto Mexicano del Seguro Social (IMSS) as of June 2022. 3) Instituto Nacional de Estadística y Geografía ( INEGI) seasonally adjusted series as of April 2022. . Macro Indicadors 3 (%) 13.1 % Growth of Formal Employment 2 (%, YoY) 2022 2023 (June 22)  Banxico’s GDP growth expectations survey shows decreasing trend for 2022 and 2023 given Mexico’s weak economic environment and prevailing uncertainty .  During first semester of 2022 , more than 448 k new jobs were created, of which, 80 % were permanent jobs .  Private consumption now higher than before pandemic, while investments and industrial activity are reaching pre - pandemic levels . (June 22) 121.6 101.3 100.0 60 70 80 90 100 110 120 130 2021 2020 2019 Gross Fixed Investment Industrial Activity Private Consumption (April 22) 2022 2022 2022

Total Loans

YoY Growth
5,325
5,383
5,549
5,681
5,826
-5.6%
-1.9%
4.6%
6.2%
9.3%
2Q21
3Q21
4Q21
1Q22
May'22

Total Deposits

YoY Growth
5,959
5,980
6,229
6,450
6,536
1.7%
2.4%
5.7%
8.0%
10.4%
2Q21
3Q21
4Q21
1Q22
May'22

Consumer Loans[1] (YoY Growth)

-1.7%
0.5%
2.5%
8.3%
11.0%
2Q21
3Q21
4Q21
1Q22
May'22

Demand Deposits (YoY Growth)

9.3%
8.6%
9.3%
10.4%
10.7%
2Q21
3Q21
4Q21
1Q22
May'22

Santander

5

5 Solid Growth in System Loans Boosted by Consumer Loans. Demand Deposits Continued Supporting Total Deposits Source: CNBV Banks as of May 2022 in billion pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) - 5.6% - 1.9% 2Q21 5,549 3Q21 4.6% 4Q21 6.2% 1Q22 5,826 9.3% May’22 5,325 5,383 5,681 YoY Growth 8.0% 2.4% 6,229 5.7% 3Q21 1.7% 2Q21 1Q22 4Q21 10.4% May’22 5,959 5,980 6,536 6,450 YoY Growth 2Q21 3Q21 4Q21 1Q22 May’22 - 1.7% 0.5% 8.3% 2.5% 11.0% 9.3% 2Q21 3Q21 8.6% 1Q22 4Q21 May’22 9.3% 10.4% 10.7%

6 Continue Advancing our Strategic Priorities While Developing New Growth Initiatives Notes: 1) CNBV Data as of May 2022. Growing auto loan business organically, achieving market share of 14.2% 1 , +562 bps vs May2021, consolidating #3 position in market Simplifying processes and operations to transform service model , while continuing execute our digital agenda and data management strategy, to become a more customer - centric bank Solid mortgage performance, driven by Hipoteca Plus and Hipoteca Free, as well as our Hipoteca Online digital platform. With new Hipoteca Integral product, we now serve the mixed - income population, offering mortgages to a segment previously underserved Our L i k e U credit cards are experiencing strong market acceptance and performance with +635K cards issued, of which +95% are active and recording at least one purchase. In late September we will launch card to open market. Stay tuned. At Banco Santander Mexico, we have the responsibility of financing and assisting clients in their transition to a more sustainable economy , and to remain carbon neutral in our own operations. Climate change is a global emergency. Creating social impact ▪ 21 % of these clients went to gynecologist for the 1 st time ▪ 55% have increased number of employees in their businesses ▪ 76% of women now make spending decisions for home Santander Group recognized for 2 nd consecutive year as the best bank in the world in financial inclusion

Robust Loan Growth Across Portfolio

Total Loans

+10.3%
+9.3 %
System YoY growth[1]
+1.7%
710,323
715,759
750,966
770,440
783,466
2Q21
3Q21
4Q21
1Q22
2Q22

Loan Portfolio Breakdown

Consumer 10%
Credit Cards 7%
Middle-Market 29%
Mortgages 26%
Corporates 9%
SMEs 7%
Gov&FinEnt 12%

			2Q22			2Q21	
				Contribution to:		Contribution to:	
	$$	Var YoY	System YoY Growth[1]	Loans	NII Loans	Loans	NII Loans
High-margin segments:							
Middle-market	223,512	12.6%					
SMEs	54,175	(4.0%)	↑			52.2%	64.1%
Credit cards	57,566	12.9%	↑ 10.4%	52.5%	64.3%		
Consumer	76,418	18.3%	11.4%				
	411,671	**11.1%**					
Low-margin segments:							
Corporates	71,228	9.1%	↑				
Government & Financial Entities	98,008	6.8%	↑ 3.4%			47.8%	35.9%
Mortgages	202,559	10.9%	10.7%	47.5%	35.7%		
	371,795	**9.4%**					

Santander

7

7 Robust Loan Growth Across Portfolio Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) CNBV Banks as of May 2022. Total Loans Loan Portfolio Breakdown Contribution to: Loans NII Loans 52.2% 64.1% 47.8% 35.9% 2Q22 2Q21 $$ Var YoY System YoY Growth 1 Contribution to: Loans NII Loans High - margin s egments : Middle - market 223,512 12.6% 52.5% 64.3% SMEs 54,175 (4.0%) Credit cards 57,566 12.9% 10.4% Consumer 76,418 18.3% 11.4% 411,671 11.1% Low - margin segments : Corporates 71,228 9.1% 47.5% 35.7% Government & Financial Entities 98,008 6.8% 3.4% Mortgages 202,559 10.9% 10.7% 371,795 9.4% System YoY growth 1 +9.3 % Middle - Market 29% Corporates 9% Gov&FinEnt 12% SMEs 7% Mortgages 26% Credit Cards 7% Consumer 10% 2Q22 2Q21 3Q21 4Q21 1Q22 710,323 715,759 750,966 783,466 770,440 +1.7% +10.3%

Individual Loans

2Q21 298,243 → +12.8% → 336,543 2Q22

Mortgages

+10.9%
182,652
188,274
193,840
197,375
202,559
+2.6%
2Q21
3Q21
4Q21
1Q22
2Q22

Credit Cards

+12.9%
50,989
50,454
53,405
54,136
57,566
+6.3%
2Q21
3Q21
4Q21
1Q22
2Q22

Consumer[1]

+18.3%
64,602
65,612
68,357
72,537
76,418
+5.4%
Auto
Personal
Payroll
2Q21
3Q21
4Q21
1Q22
2Q22

Santander

8

8 Significant Sequential Pick - Up in Credit Cards and Consumer Loans, Boosted by Payroll and Auto Loans. Mortgages Continue Gaining Market Share Organically Source: Company filings under CNBV GAAP, in million pesos. Market position calculated with CNBV Banks as of May 2022. Notes: 1) Includes payroll, personal, auto and microfinancing loans. Individual Loans 336,543 298,243 2Q21 2Q22 +12.8%  Like U billing represents 12% of the total  Usage +10% YoY in 2Q22  Maintaining conservative origination criteria  Customers paying balances in full increased to 41.1% in 2Q22 vs 38.3% in 2Q21  Auto loans market share reached 14.2% in May ‘22 vs 8.5% a year ago, consolidating #3 position  Auto loan production, supported by commercial agreements with Mazda, Honda, Suzuki and Tesla  Payroll loans increased 11.8% YoY; personal loans contracted 4.2% YoY Mortgages 2Q21 3Q21 4Q21 182,652 1Q22 197,375 2Q22 188,274 193,840 202,559 +2.6% +10.9% 1Q22 2Q21 50,989 3Q21 53,405 4Q21 2Q22 50,454 54,136 57,566 +6.3% +12.9% 2Q21 3Q21 4Q21 1Q22 2Q22 64,602 65,612 68,357 72,537 76,418 +5.4% +18.3% Personal Auto Payroll  Organic growth of +14.0% YoY  One of the top mortgage originators in Mexico, with Hipoteca Plus and Hipoteca Free accounting for 52% and 45% of new mortgages  E2E digital process managing 96% of operations Credit Cards Consumer 1

Digital Adoption Continues to Strengthen

Loyal Customers[1]

Loyal / Active
+9.7%
40%
43%
3,749
3,825
3,895
4,002
4,113
2Q21
3Q21
4Q21
1Q22
2Q22

Digital Customers[1]

Digital Channels

Digital Transactions / Total Transactions[2]

41.5%
4%
96%
47.4%
3%
97%
Internet
Mobile
Jun'21
Jun'22

Products Sales by Channel[3]

50%
50%
61%
39%
Digital
Others
Jun'21
Jun'22

Mobile Customers[1]

Santander

9

9 Digital Adoption Continues to Strengthen Notes: 1) Thousands of customers. 2) Monetary transactions of individuals. 3) Sales by channel of individuals and SMEs. Figures may vary from those previously reported due to restatements. Loyal Customers 1 Digital Customers 1 Digital Channels Mobile Customers 1 2Q22 3Q21 2Q21 4Q21 4,113 1Q22 3,749 3,825 3,895 4,002 +9.7% 5,762 2Q21 3Q21 4Q21 1Q22 2Q22 5,164 5,308 5,544 5,668 +11.6% 2Q21 2Q22 3Q21 4Q21 1Q22 4,850 5,011 5,252 5,383 5,485 +13.1% Jun’22 41.5% 3% 96% 4% 47.4% Jun’21 97% Internet Mobile 61% 50% 50% Jun’21 39% Jun’22 Others Digital Digital Transactions / Total Transactions 2 Products Sales by Channel 3 40% 43% Loyal / Active

Solid Growth in Commercial Loans Despite SME Softness

Commercial Loans
2Q21 412,080
+8.5%
446,923 2Q22
SMEs
-4.0%
56,448
56,853
55,787
55,790
54,175
-2.9%
2Q21
3Q21
4Q21
1Q22
2Q22
Middle-Market
+12.6%
198,573
200,885
200,834
220,051
223,512
+1.6%
2Q21
3Q21
4Q21
1Q22
2Q22
Corporates
+9.1%
65,309
68,033
84,447
72,093
71,228
-1.2%
2Q21
3Q21
4Q21
1Q22
2Q22
Government & Fin. Ent.
+6.8%
91,750
85,648
94,296
98,458
98,008
-0.5%
2Q21
3Q21
4Q21
1Q22
2Q22

10

10 Solid Growth in Commercial Loans Despite SME Softness Source: Company filings under CNBV GAAP, in million pesos. Commercial Loans 446,923 412,080 2Q21 2Q22 +8.5% SMEs Middle - Market Corporates Government & Fin. Ent . 1Q22 3Q21 2Q21 4Q21 2Q22 55,790 56,448 56,853 55,787 54,175 - 2.9% - 4.0% 4Q21 2Q21 3Q21 1Q22 2Q22 198,573 200,885 200,834 220,051 223,512 +1.6% +12.6% 84,447 2Q21 3Q21 2Q22 4Q21 1Q22 68,033 65,309 72,093 71,228 - 1.2% +9.1% 2Q21 2Q22 3Q21 4Q21 1Q22 98,008 91,750 85,648 94,296 98,458 - 0.5% +6.8%

Total Deposits

+3.3%
766,663
766,336
783,118
787,057
791,610
+0.6%
Term
Demand
28%
26%
28%
27%
29%
72%
74%
72%
73%
71%
2Q21
3Q21
4Q21
1Q22
2Q22

Demand Deposits

+1.4%
550,536
558,441
+8.6%
-2.2%
2Q21
2Q22

Term Deposits[1]

+7.9%
216,127
233,169
+4.5%
+10.2%
2Q21
2Q22
Individuals
Corporate

Mix Demand Deposits

25.2%
74.8%
36.1%
63.9%
2016
2Q22

Mix Term Deposits[1]

21.9%
78.1%
39.6%
60.4%
2016
2Q22
Individuals
Corporate

Santander

11

- 2.2% 11 Growth in Term Deposits Driven by Funding Strategy and Higher Interest Rates Source: Company filings under CNBV GAAP, in millions pesos. Notes: 1) Includes money market . Total Deposits  Strategy to attract deposits boosted individual demand deposits by 8.6% YoY  Contribution of individuals to total deposits was 37.2%, the highest mix versus previous second quarters 28% 26% 72% 28% 787,057 71% 4Q21 2Q21 3Q21 74% 72% 27% 73% 1Q22 29% 2Q22 Term Demand 791,610 766,663 766,336 783,118 +0.6% +3.3% 2Q21 2Q22 550,536 558,441 +1.4% 2Q21 2Q22 216,127 233,169 +7.9% +8.6% Individuals Corporate +4.5% +10.2% Term Deposits 1 Demand Deposits Mix Term Deposits 1 Mix Demand Deposits 25.2% 2016 74.8% 36.1% 63.9% 2Q22 21.9% 78.1% 60.4% 2016 39.6% 2Q22 Individuals Corporate

Still Sound Liquidity and Capital Position

Net Loans to Deposits[1]

89.50 %
90.27 %
92.94 %
94.99%
96.17%
2Q21
3Q21
4Q21
1Q22
2Q22

Debt Maturity

20,535[3]
16,340
38,497
10,225
7,100
49,259
2022
2023
2024
2025
2026
2027
>2028

CET1 and Capitalization

Santander

12

12 Still Sound Liquidity and Capital Position Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) LCR = Liquidity Coverage Ratio. / 3) In addition we have Ps.30,519 million of short - term maturities. 4) 2Q22 is preliminary. Net Loans to Deposits 1 Debt Maturity CET1 and Capitalization  Sound balance sheet and liquidity position  Diversified funding sources and manageable maturity profile  LCR 2 of 181.65%, well above 100% Banxico regulatory requirement  CET1 ratio decreased 41 bps to 13.84%, reflecting dividend payment of Ps.9,040 million in June 2022. Second payment of dividends of Ps.8,838 million, paid on July 28 th , 2022. 14.25 14.86 14.84 14.89 13.84 2Q22 4 3Q21 2Q21 4Q21 1Q22 Tier 2 AT1 CET1 18.91% 21.46% 21.56% 20.21% 19.28% 16,340 38,497 10,225 7,100 49,259 2025 2023 20,535 3 2022 2027 2024 2026 >2028 90.27% 3Q21 2Q21 4Q21 92.94% 1Q22 2Q22 89.50% 94.99% 96.17%

6M22 4.47 6M21 4.65 31,355 33,693 +7.5% 13 NII and NIM Expansion Driven by Solid Loan Growth and Higher Interest Rates Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net interest income as percentage of daily average interest earnings assets (2Q22 ). Year to date ratio = Annualized net interest income (6M22*2) as percentage of daily average interest earnings as sets (6M22). N et Interest Income and NIM 1  NII increased 9.6% YoY, principally due to combination of: ▪ Higher interest income from total loan portfolio: +21.3% ▪ Higher interest income from investment in securities: +17.9% ▪ Partially offset by higher interest expense from: • Demand deposits: +43.3% ( 2/3 came for higher rates and 1/3 from higher volumes ) • Time deposits: +66.6%  NIM increased 18 bps YoY to 4.70%  Average interest rate (TIIE28 ) up 276 bps YoY to 7.05% 4.46 4.64 16,416 4.52 4Q21 2Q21 3Q21 4.59 1Q22 4.70 2Q22 15,770 15,684 16,046 17,277 +5.2% +9.6%

14 Robust Expansion in Net Fees Driven by Solid Growth in Credit Card and Insurance Fees Source: Company filings under CNBV GAAP, in million pesos. Notes: * Includes fees from collections and payments, account management, checks, foreign trade and others. Net Commissions and Fees Insurance 31% Credit cards 30% Cash management* 20% Investment funds 9% Financial advisory services 6% Purchase - sale of securities and money market transactions 4% 4,873 2Q21 5,279 3Q21 4Q21 2Q22 4,760 1Q22 4,876 4,447 +8.3% +8.3% 6M21 10,155 6M22 9,775 +3.9% Var YoY Var YoY 2Q21 1Q22 2Q22 $$ % 6M21 6M22 $$ % Insurance 1,440 1,444 1,641 201 14.0% 2,692 3,085 393 14.6% Credit cards 1,332 1,227 1,561 229 17.2% 2,782 2,788 6 0.2% Cash management * 1,353 1,368 1,237 (116) (8.6%) 2,731 2,605 (126) (4.6%) Investment funds 428 446 465 37 8.6% 842 911 69 8.2% Financial advisory services 341 415 333 (8) (2.3%) 769 748 (21) (2.7%) Purchase - sale of securities and money market transactions 198 175 202 4 2.0% 394 377 (17) (4.3%) Bank correspondents (219) (199) (160) 59 (26.9%) (435) (359) 76 (17.5%) Net commissions and fees 4,873 4,876 5,279 406 8.3% 9,775 10,155 380 3.9%

15 Double Digit Growth in Gross Operating Income Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Gross operating income does not include other income. Gross Operating Income 1 3Q21 2Q21 4Q21 1Q22 2Q22 21,460 21,605 22,148 22,331 23,619 +5.8% +10.1% Net Interest Income 73.1% Net Commissions and Fees 22.4% Market related revenue 4.5% 43,345 6M20 6M21 45,950 +6.0% Var YoY Var YoY 2Q21 1Q22 2Q22 Var $$ Var % 6M21 6M22 Var $$ Var % Net Interest Income 15,770 16,416 17,277 1,507 9.6% 31,355 33,693 2,338 7.5% Net Commissions and Fees 4,873 4,876 5,279 406 8.3% 9,775 10,155 380 3.9% Market related revenue 817 1,039 1,063 246 30.1% 2,215 2,102 (113) (5.1%) Gross Operating Income* 21,460 22,331 23,619 2,159 10.1% 43,345 45,950 2,605 6.0%

16 Prudent Risk Management Led to Lowest Cost of Risk Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Commercial loans include: Middle - Market, SMEs, corporates, financial institutions and government. Loan Loss Reserves (LLR) C ost of Risk 1 NPL Ratio 2Q21 3Q21 4Q21 1Q22 2Q22 2.75% 2.75% 2.90% 2.41% 2.06% - 35 bps - 69 bps 3Q21 2Q22 2Q21 1Q22 4Q21 5,068 4,385 4,289 3,874 2,856 - 26.3% - 43.6% 6,730 6M21 6M22 12,143 - 44.6% 6M22 6M21 2.06% 2.75% - 69 bps 2Q21 1Q22 2Q22 Var QoQ (bps) Consumer 4.18% 2.74% 2.84% 10 Credit Card 5.20% 3.34% 3.39% 5 Other consumer 3.38% 2.30% 2.42% 12 Mortgages 4.87% 4.19% 3.79% (40) Commercial 2 1.62% 2.18% 1.91% (27) SMEs 4.63% 2.10% 1.67% (43) NPL ratio 2.87% 2.79% 2.56% (23)

Var YoY Var YoY 2Q21 1Q22 2Q22 $$ % 6M21 6M22 $$ % Personnel 4,056 4,473 4,512 456 11.2% 7,994 8,985 991 12.4% Administrative expenses 2,574 2,516 2,954 380 14.8% 5,113 5,470 357 7.0% Technology services (IT) 1,221 1,261 1,372 151 12.4% 2,518 2,633 115 4.6% Depreciation and amortization 1,161 1,225 1,290 129 11.1% 2,343 2,515 172 7.3% Administrative & prom expenses before IPAB 9,012 9,475 10,128 1,116 12.4% 17,968 19,603 1,635 9.1% IPAB 943 - - (943) (100.0%) 1,881 - (1,881) (100.0%) Administrative & prom expenses 9,955 9,475 10,128 173 1.7% 19,849 19,603 (246) (1.2%) 6M21 46.95% 47.10% 6M22 - 15 bps 17 Administrative & Promotional Expenses Pressured by Persistently High Inflation Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Since January 2022, contributions to IPAB were reclassified to other operating income. 2) Quarterly ratio = Annualized opex as percentage of annualized income before opex - net of allowances (2Q22*4). Year to date ratio = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (6M22*2 ). Administrative & Promotional Expenses Efficiency 2 1Q22 2Q21 12,636 3Q21 2Q22 4Q21 9,955 10,750 9,475 10,128 +6.9% +1.7% 1 Expenses Breakdown & Performance 2Q21 50.97% 4Q21 1Q22 3Q21 2Q22 47.59% 56.00% 47.28% 46.65% - 63 bps - 94 bps 19,603 6M21 6M22 19,849 - 1.2%

Net Income

+46.4%
+50.3%
4,713
4,843
5,245
5,111
6,900
+35.0%
7,992
12,011
2Q21
3Q21
4Q21
1Q22
2Q22
6M21
6M22

ROAE[1]

+510 bps
+470 bps
11.83 %
11.96 %
12.92 %
12.32 %
16.93%
+461 bps
10.03%
14.73%
2Q21
3Q21
4Q21
1Q22
2Q22
6M21
6M22

Effective Tax Rate

+212 bps
+149 bps
20.72 %
19.27 %
7.48 %
24.82 %
22.84%
-198 bps
22.21%
23.70%
2Q21
3Q21
4Q21
1Q22
2Q22
6M21
6M22

Profit Before Taxes

+50.4%
+53.2%
5,945
5,999
5,669
6,798
8,943
+31.6%
10,274
15,741
2Q21
3Q21
4Q21
1Q22
2Q22
6M21
6M22

Santander

18

6M21 6M22 10.03% 14.73% +470 bps 18 Profitability Up 46% YoY; ROAE at Highest Level in Last Twelve Quarters Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net income as percentage of average equity (4Q21,2Q22). Year to date ratio = Annualized cumulative net income as percentage of average equity (4Q21,2Q22). Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 4Q21 2Q21 4,843 4,713 2Q22 1Q22 3Q21 5,245 5,111 6,900 +35.0% +46.4% 11.96% 12.92% 4Q21 2Q21 3Q21 1Q22 2Q22 11.83% 12.32% 16.93% +461 bps +510 bps 24.82% 2Q21 3Q21 1Q22 4Q21 2Q22 20.72% 19.27% 7.48% 22.84% - 198 bps +212 bps 8,943 2Q21 3Q21 4Q21 2Q22 1Q22 5,945 5,999 5,669 6,798 +31.6% +50.4% 6M21 12,011 6M22 7,992 +50.3% 6M21 22.21% 6M22 23.70% +149 bps 10,274 6M21 6M22 15,741 +53.2%

Revising 2022 Guidance 19 Metrics 2022 Target 1 6M22 Revised 2022 Target Total Loans Δ 8% − 10% Δ 10.3% Δ 7% − 9% Total Deposits Δ 6% − 8% Δ 3.3% Δ 6% − 8% Cost of Risk 2.6% − 2.8% 2.1% Below 2.4% Expenses 2 Δ 5% − 7% Δ 9.1% Δ 6% − 8% Tax Rate 23% − 24% 23.7% 23% − 24% Net Income North of 15% Δ 50.3% North of 30% 1) Revised on April 28, 2022. 2) Comparable basis - excluding the contributions to IPAB in both periods.

Questions and Answers

21 Annexes

22 Environmental: supporting the green transition Social: building a more inclusive society Governance: doing business the right way 16.8% women in senior positions 4 100% electricity from renewable sources (RECs) 3 1,585,914 Financially Empowered People 2019 - 1H22 Carbon Neutral In our operations (CER) Sustainable Operations 1 1 st Sustainable Linked Pre Delivery Payment Facility 1 Social Bond 2 Sustainable Bonds 94% increase in our sustainable operations compared to 2020 2 Most Socially Responsible Bank Award International Finance 50% independent directors 5 36.36% women on Board 6 ESG Panel Formed to structure our governance in terms of sustainable businesses Note: dates capped at 1H2022. (1) Prepared with figures from April to June 2022. (2) Taking as reference the total volume of sustainable operations 2020 (MXN 8,000,000,000) and 2021 (MXN 148,950,000,000). (3) Pending review of the local regulatory context in energy matters. In the mean time, we buy energy certificates (RECs) to comp ens ate our operational emissions. (4) Women in senior positions ( Promontorio , Faro & Solaruco ) (5) (5)(6) Only proprietary members June 2022. IMEF Gender Equity Award Mexican Institute of Finance Executives ( IMEF) and Women in Finance (MEF) 1 independent women Board President Further Embedding ESG to Build a More Responsible Bank

Macroeconomic

GDP Growth (%)
-0.2
-8.2
4.8
1.5
2.2
2.4
2019
2020
2021
2022E
2023E

Average Exchange Rate
(MXP/USD)
19.3
21.5
20.3
20.3*
20.5
20.7*
20.8
2019
2020
2021
2022E
2023E

Annual Inflation Rate (%)
2.8
3.2
7.4
7.6*
7.0
4.5*
4.3
2019
2020
2021
2022E
2023E

Central Bank Monetary Policy
(%, end of year)
7.25
4.25
5.50
9.00*
8.25
9.00
2019
2020
2021
2022E
2023E

Santander

Source: INEGI, Banxico and Santander.
* Revised from previous quarter.

23

23 Macroeconomic Source: INEGI , Banxico and Santander. * Revised from previous quarter. GDP Growth (%) Average Exchange Rate (MXP/USD) Annual Inflation Rate (%) Central Bank Monetary Policy (%, end of year) - 0.2 4.8 1.5 2.2 2022E 2019 2021 2020 2023E - 8.2 19.3 21.5 20.3 2019 2020 2021 2022E 2023E 20.3 * 20.7 * 2.8 3.2 7.4 2020 2019 2021 2022E 4.5 * 7.6 * 2023E 7.25 4.25 5.50 9.00 2019 2020 2021 2022E 2023E 9.00 * 8.25 2.4 20.5 20.8 7.0 4.3

24 Consolidated Statement of Comprehensive Income Source: Company filings under CNBV GAAP, in million pesos. % Variation % Variation 2Q21 1Q22 2Q22 QoQ YoY 6M21 6M22 YoY Interest income 25,098 28,261 31,217 10.5 24.4 50,197 59,478 18.5 Interest expense (9,328) (11,845) (13,940) 17.7 49.4 (18,842) (25,785) 36.8 Net interest income 15,770 16,416 17,277 5.2 9.6 31,355 33,693 7.5 Provisions for loan losses (5,068) (3,874) (2,856) (26.3) (43.6) (12,143) (6,730) (44.6) Net interest income after provisions for loan losses 10,702 12,542 14,421 15.0 34.8 19,212 26,963 40.3 Commission and fee income 6,662 7,102 7,368 3.7 10.6 13,197 14,470 9.6 Commission and fee expense (1,789) (2,226) (2,089) (6.2) 16.8 (3,422) (4,315) 26.1 Net gain (loss) on financial assets and liabilities 817 1,039 1,063 2.3 30.1 2,215 2,102 (5.1) Other operating income (542) (2,291) (1,909) (16.7) — (1,206) (4,200) 248.3 Administrative and promotional expenses (9,955) (9,475) (10,128) 6.9 1.7 (19,849) (19,603) (1.2) Operating income 5,895 6,691 8,726 30.4 48.0 10,147 15,417 51.9 Equity in results of associated companies 50 107 217 102.8 334.0 127 324 155.1 Operating income before income taxes 5,945 6,798 8,943 31.6 50.4 10,274 15,741 53.2 Current income taxes (373) (846) (2,299) — 516.4 (1,524) (3,145) 106.4 Deferred income taxes (net) (859) (841) 256 (130.4) (129.8) (758) (585) (22.8) Income from continuing operations 4,713 5,111 6,900 35.0 46.4 7,992 12,011 50.3 Discontinued operations 0 0 0 — — 0 0 — Consolidated net income 4,713 5,111 6,900 35.0 46.4 7,992 12,011 50.3 Other comprehensive income — (3,127) (3,666) 17.2 — — (6,793) — Valuation of financial instruments to collect or sell — (3,028) (3,149) 4.0 — — (6,177) — Valuation of derivatives financial instruments for cash flow hedges — (85) (401) — — — (486) — Income and expenses related to assets held for disposal — 0 0 — — — 0 — Remeasurement of defined benefit obligation — (14) (116) — — — (130) — Cumulative translation effect — 0 0 — — — 0 — Result from holding non - monetary assets — 0 0 — — — 0 — Participation in ORI of other entities — 0 0 — — — 0 — Integral result — 1,984 3,234 63.0 — — 5,218 — Net result attributable to: — 5,111 6,900 35.0 — — 12,011 — Controlling interest — 5,111 6,900 35.0 — — 12,011 — Non - controlling interest — 0 0 — — — 0 — Comprehensive income attributable to: — 1,984 3,234 63.0 — — 5,218 — controlling interest — 1,984 3,234 63.0 — — 5,218 — Non - controlling interest — 0 0 — — — 0 — Basic earnings per common share — 0.75 1.02 36.0 — — 1.77 — Non - controlling interest — 0 0 — — — 0 — Net income 4,713 0 0 — — 7,992 0 —

25 Consolidated Statement of Financial Position Source: Company filings under CNBV GAAP, in million pesos. % Variation Jun - 21 Mar - 22 Jun - 22 QoQ YoY Funds available 113,843 — — — — Cash and cash equivalents — 98,783 79,146 (19.9) — Margin accounts 5,209 4,353 4,413 1.4 (15.3) Investment in securities 458,685 — — — — Investments in financial instruments — 496,918 481,124 (3.2) — Debtors under sale and repurchase agreements 39,505 23,614 80,451 — 103.6 Derivatives 200,890 197,770 226,069 14.3 12.5 Valuation adjustment for hedged financial assets 123 9 (29) — (123.6) Total loan portafolio 710,323 770,440 783,466 1.7 10.3 (+/ - ) Deferred items — 1,811 2,060 13.7 — Allowance for loan losses (24,152) (24,630) (24,264) (1.5) 0.5 Loan portafolio (net) 686,171 747,621 761,262 1.8 10.9 Accrued income receivable from securitization transactions 0 0 0 — — Other receivables (net) 84,993 114,320 87,415 (23.5) 2.8 Foreclosed assets (net) 106 202 438 116.8 — Property, furniture and fixtures (net) 11,868 12,326 12,462 1.1 5.0 Long - term investment in shares 2,182 1,577 1,652 4.8 (24.3) Deferred taxes and deferred profit sharing (net) 19,432 — — — — Deferred charges, advance payments and intangibles 11,333 — — — — Other 44 — — — — Advance payments and other assets (net) — 4,065 4,553 12.0 — Rights of use assets for property, furniture and equipment (net) — 5,999 5,811 (3.1) — Deferred income tax assets (net) — 17,667 19,499 10.4 — Intangible assets (net) — 7,309 7,274 (0.5) — Goodwill — 1,735 1,735 0.0 — Total assets 1,634,384 1,734,268 1,773,275 2.2 8.5 Deposits 840,840 873,136 880,816 0.9 4.8 Interbank loans and other organizations 43,321 52,164 35,478 (32.0) (18.1) Creditors under sale and repurchase agreements 175,437 183,196 190,364 3.9 8.5 Collateral sold or pledged as guarantee 29,755 26,484 79,047 — — Derivative financial instruments 197,271 190,922 219,701 15.1 11.4 Valuation adjustment of financial liabilities hedging (1) (17) (36) 111.8 — Lease liabilities — 6,648 6,477 (2.6) — Other payables 150,840 188,375 151,047 (19.8) 0.1 Subordinated credit notes 36,186 39,763 40,643 2.2 12.3 Employee benefits — 7,063 9,202 30.3 — Deferred revenues and other advances 794 432 361 (16.4) (54.5) Total liabilities 1,474,443 1,568,166 1,613,100 2.9 9.4 Total stockholders' equity 159,941 166,102 160,175 (3.6) 0.1

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Santander

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